      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1999



                                                              FILE NO. 333-72775


                                                               FILE NO. 811-7337
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                    FORM S-6
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          /X/
                         PRE-EFFECTIVE AMENDMENT NO. 1                       /X/
                        POST-EFFECTIVE AMENDMENT NO.                         / /
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      / /
                               AMENDMENT NO. 15                              /X/


                            ------------------------

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                       PROTECTIVE LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2801 HIGHWAY 280 SOUTH
                           BIRMINGHAM, ALABAMA 35223
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                                    COPY TO:

             NANCY KANE, ESQUIRE                         STEPHEN E. ROTH, ESQUIRE
           2801 Highway 280 South                     Sutherland Asbill & Brennan LLP
          Birmingham, Alabama 35223                   1275 Pennsylvania Avenue, N.W.
         (Name and Address of Agent                     Washington, D.C. 20004-2404
           for Service of Process)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of the registration statement.

                     TITLE OF SECURITIES BEING REGISTERED:
     Interests in a separate account issued through variable life insurance policies.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), SHALL DETERMINE.

PROSPECTUS


                        P R O T E C T I V E L I F E ' S
                             T R A N S I T I O N S


--------------------------------------------------------------------------------

                  Issued by: PROTECTIVE LIFE INSURANCE COMPANY

                             2801 Highway 280 South

                           Birmingham, Alabama 35223

                            Telephone (800) 866-3555
--------------------------------------------------------------------------------


    This prospectus describes Transitions, an individual flexible premium variable and fixed life insurance policy (the "Policy") offered by Protective Life Insurance Company ("Protective Life"). The Policy is designed to provide insurance protection on the life of the Insured named in the Policy, and at the same time provide the purchaser of the policy (the "Owner") with the flexibility to vary the amount and timing of premium payments and, within certain limits, to change the amount of death benefits payable under the Policy. This flexibility permits the Owner to provide for changing insurance needs with a single insurance policy. This Policy may not be available in all jurisdictions.



    The Owner may, within limits, allocate premiums and Policy Value to one or more Sub-Accounts of the Protective Variable Life Separate Account (the "Variable Account") and Protective Life's general account (the "Fixed Account"). Discussions of values under the Policy in this prospectus generally relate only to the values allocated to the Variable Account. The assets of each Sub-Account of the Variable Account are invested in a corresponding investment portfolio (each, a "Fund") of Protective Investment Company, Oppenheimer Variable Account Funds, MFS-Registered Trademark- Variable Insurance Trust(SM), Calvert Variable Series, Inc. and Van Eck Worldwide Insurance Trust.


    The prospectuses for the Funds describe the investment objective(s) and risks of investing in the Sub-Account corresponding to each. The Owner bears the entire investment risk for Policy Value allocated to a Sub-Account. Consequently, except as to Policy Value allocated to the Fixed Account, the Policy has no guaranteed minimum Surrender Value.


    It may not be advantageous to replace existing insurance with this Policy. Within certain limits, you may return the Policy.


    POLICIES (EXCEPT FOR POLICIES ISSUED IN CERTAIN STATES) INCLUDE AN ARBITRATION PROVISION THAT MANDATES RESOLUTION OF ALL DISPUTES ARISING UNDER THE POLICY THROUGH BINDING ARBITRATION. THIS PROVISION IS INTENDED TO RESTRICT AN OWNER'S ABILITY TO LITIGATE SUCH DISPUTES. SEE "ARBITRATION".

    Please read this prospectus and the prospectus for each of the Funds carefully and retain copies for future reference. This prospectus must be accompanied or preceded by the current prospectus for each of the Funds.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is May   -  , 1999

                              PROSPECTUS CONTENTS


                                                                         PAGE
                                                                        ------
DEFINITIONS...........................................................    4
SUMMARY AND DIAGRAM OF THE POLICY.....................................    5
EXPENSE TABLES........................................................    8
GENERAL INFORMATION ABOUT PROTECTIVE LIFE, THE VARIABLE ACCOUNT AND
 THE FUNDS............................................................   10
  Protective Life Insurance Company...................................   10
  Protective Variable Life Separate Account...........................   10
  The Funds...........................................................   10
    - The PIC Funds...................................................   11
    - The MFS Funds...................................................   11
    - The Oppenheimer Funds...........................................   12
    - The Calvert Funds...............................................   12
    - The Van Eck Funds...............................................   12
  Other Investors in the Funds........................................   13
  Addition, Deletion or Substitution of Investments...................   14
  Voting Rights.......................................................   14
THE POLICY............................................................   15
  Purchasing a Policy.................................................   15
  Cancellation Privilege..............................................   16
  Premiums............................................................   16
    - Minimum Initial Premium.........................................   16
    - Planned Periodic Premiums.......................................   16
    - Unscheduled Premiums............................................   16
    - Premium Limitations.............................................   16
    - No-Lapse Guarantee..............................................   17
    - Premium Payments Upon Increase in Face Amount...................   17
  Premium Allocations.................................................   17
  Policy Lapse and Reinstatement......................................   18
    - Lapse...........................................................   18
    - Reinstatement...................................................   18
CALCULATION OF POLICY VALUES..........................................   18
  Variable Account Value..............................................   18
    - Determination of Units..........................................   19
    - Determination of Unit Value.....................................   19
    - Net Investment Factor...........................................   19
  Fixed Account Value.................................................   19
POLICY BENEFITS.......................................................   19
  Transfers of Policy Values..........................................   19
    - General.........................................................   19
    - Telephone Transfers.............................................   20
    - Reservation of Rights...........................................   20
    - Dollar-Cost Averaging...........................................   20
    - Portfolio Rebalancing...........................................   21
  Surrender Privilege.................................................   21
  Withdrawal Privilege................................................   21
  Policy Loans........................................................   22
    - General.........................................................   22
    - Loan Collateral.................................................   22
    - Loan Repayment..................................................   22
    - Interest........................................................   22

                                                                         PAGE
                                                                        ------
    - Non-Payment of Policy Loan......................................   23
    - Effect of a Policy Loan.........................................   23
  Death Benefit Proceeds..............................................   23
    - Calculation of Death Benefit Proceeds...........................   23
    - Death Benefit Options...........................................   23
    - Changing the Death Benefit Option...............................   24
    - Changing the Face Amount........................................   24
    - Additional Coverage from Term Rider for Covered Insured
     ("CIR")..........................................................   25
  Settlement Options..................................................   25
    - Minimum Amounts.................................................   26
    - Other Requirements..............................................   26
THE FIXED ACCOUNT.....................................................   26
  The Fixed Account...................................................   26
  Interest Credited on Fixed Account Value............................   26
  Payments from the Fixed Account.....................................   27
CHARGES AND DEDUCTIONS................................................   27
  Monthly Deduction...................................................   27
    - Cost of Insurance Charge........................................   27
    - Cost of Insurance Charge under a CIR............................   28
    - Legal Considerations Relating to Sex -- Distinct Premium
     Payments and Benefits............................................   28
    - Monthly Administration Fee......................................   28
    - Supplemental Rider Charges......................................   28
    - Mortality and Expense Risk Charge...............................   29
  Transfer Fee........................................................   29
  Withdrawal Charge...................................................   29
  Fund Expenses.......................................................   29
EXCHANGE PRIVILEGE....................................................   29
  Effect of the Exchange Offer........................................   31
    - Tax Matters.....................................................   31
    - Sales Commissions...............................................   31
ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES, DEATH BENEFITS AND
 ACCUMULATED
 PREMIUMS.............................................................   31
OTHER POLICY BENEFITS AND PROVISIONS..................................   41
  Limits on Rights to Contest the Policy..............................   41
    - Incontestability................................................   41
    - Suicide Exclusion...............................................   41
  Changes in the Policy or Benefits...................................   41
    - Misstatement of Age or Sex......................................   41
    - Other Changes...................................................   41
  Suspension or Delay of Payments.....................................   41
  Reports to Policy Owners............................................   41
  Assignment..........................................................   42
  Arbitration.........................................................   42
  Supplemental Riders.................................................   42
    - Children's Term Life Insurance Rider............................   42
    - Accidental Death Benefit Rider..................................   42
    - Disability Benefit Rider........................................   42
    - Guaranteed Insurability Rider...................................   42
    - Protected Insurability Benefit Rider............................   42

                                                                         PAGE
                                                                        ------
    - Term Rider for Covered Insured..................................   43
  Reinsurance.........................................................   43
USES OF THE POLICY....................................................   43
TAX CONSIDERATIONS....................................................   43
  Introduction........................................................   43
  Tax Status of Protective Life.......................................   44
  Taxation of Life Insurance Policies.................................   44
    - Tax Status of the Policy........................................   44
     -- Diversification Requirements..................................   44
     -- Ownership Treatment...........................................   44
    - Tax Treatment of Life Insurance Death Benefit Proceeds..........   45
    - Tax Deferral During Accumulation Period.........................   45
    - Policies Not Owned by Individuals...............................   45
    - Policies Which Are Not MEC's....................................   46
     -- Tax Treatment of Withdrawals Generally........................   46
     -- Certain Distributions Required by the Tax Law in the First 15
     Policy Years.....................................................   46
     -- Tax Treatment of Loans........................................   46
    - Policies Which Are MEC's........................................   46
     -- Characterization of a Policy as a MEC.........................   46
     -- Tax Treatment of Withdrawals, Loans, Assignments and Pledges
     under MECs.......................................................   47
     -- Penalty Tax...................................................   47
     -- Aggregation of Policies.......................................   47
    - Actions to Ensure Compliance with the Tax Law...................   47
    - Other Considerations............................................   47
  Federal Income Tax Withholding......................................   47
OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE..............   48
  Sale of the Policies................................................   48
  Corporate Purchasers................................................
  Protective Life Directors and Executive Officers....................   48
  State Regulation....................................................   50
  Additional Information..............................................   50
  Preparation for Year 2000...........................................   50
  Independent Public Accountants......................................   51
  Experts.............................................................   52
  IMSA................................................................   52
  Legal Matters.......................................................   52
  Financial Statements................................................   52
INDEX TO FINANCIAL STATEMENTS.........................................  F-1
APPENDICES
  A-Examples of Death Benefit Options.................................  A-1


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE.

                                  DEFINITIONS

"We", "us", "our", "Protective Life", and "Company" refer to Protective Life Insurance Company. "You" and "your" refer to the person(s) who have been issued a Policy.

ATTAINED AGE -- The Insured's age as of the nearest birthday on the Policy Effective Date, plus the number of complete Policy Years since the Policy Effective Date.

CANCELLATION PERIOD -- Period shown in the Policy during which the Owner may exercise the cancellation privilege and return the Policy for a refund.

CIR -- Optional Term Rider for Covered Insured.


DEATH BENEFIT -- The amount of insurance provided under the Policy as determined by the Death Benefit Option. The amount payable on the death of the Insured will be the Death Benefit proceeds.


DEATH BENEFIT OPTION -- One of two options that an Owner may select for the computation of Death Benefit Proceeds. Face Amount (Option 1), or Face Amount Plus Policy Value (Option 2).

DEATH BENEFIT PROCEEDS -- The amount payable to the Beneficiary if the Insured dies while the Policy is in force and is equal to the Death Benefit plus any death benefit under any rider to the Policy less any Policy Debt less unpaid monthly deductions if the Insured dies during a grace period.

FACE AMOUNT -- A dollar amount selected by the Owner and shown in the Policy.


FIXED ACCOUNT -- Part of Protective Life's General Account to which Policy Value may be transferred or premiums allocated under a Policy.


FIXED ACCOUNT VALUE -- The Policy Value in the Fixed Account.

FUND -- A separate investment portfolio of an open-end management investment company or unit investment trust in which a Sub-Account invests.

HOME OFFICE -- 2801 Highway 280 South, Birmingham, Alabama 35223.

INITIAL FACE AMOUNT -- The Face Amount on the Policy Effective Date.

INSURED -- The person whose life is covered by the Policy.

ISSUE AGE -- The Insured's age as of the nearest birthday on the Policy Effective Date.

ISSUE DATE -- The date the Policy is issued.

LAPSE -- Termination of the Policy at the expiration of the grace period while the Insured is still living.

LOAN ACCOUNT -- An account within Protective Life's general account to which Fixed Account Value and/or Variable Account Value is transferred as collateral for Policy loans.

MINIMUM MONTHLY PREMIUM -- For Policies issued on Insured's Issue Age up to 75, the cumulative minimum amount of premium payments that must be paid in order for the No-Lapse Guarantee to remain in effect.

MONTHLY ANNIVERSARY DAY -- The same day in each month as the Policy Effective Date.

MONTHLY DEDUCTION -- The fees and charges deducted monthly from the Policy Value and/or Variable Account Value as described on the Policy Specifications Page of the Policy.


POLICY ANNIVERSARY -- The same day and month in each Policy Year as the Policy Effective Date.


POLICY DEBT -- The sum of all outstanding policy loans plus accrued interest.

POLICY EFFECTIVE DATE -- The date shown in the Policy as of which coverage under the Policy begins.

POLICY VALUE -- The sum of the Variable Account Value, the Fixed Account Value, and the Loan Account Value.

POLICY YEAR -- Each period of twelve months commencing with the Policy Effective Date and each Policy Anniversary thereafter.

SUB-ACCOUNT -- A separate division of the Variable Account established to invest in a particular Fund.

SUB-ACCOUNT VALUE -- The Policy Value in a Sub-Account.

SURRENDER VALUE -- The Policy Value minus any outstanding Policy Debt.


VALUATION DAY -- Each day the New York Stock Exchange and the Home Office are open for business except for a day that a Sub-Account's corresponding Fund does not value its shares.


VALUATION PERIOD -- The period commencing with the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Day.


VARIABLE ACCOUNT -- Protective Variable Life Separate Account, a separate investment account of Protective Life into which premiums may be allocated.


VARIABLE ACCOUNT VALUE -- The sum of all Sub-Account Values.

                       SUMMARY AND DIAGRAM OF THE POLICY

    THE FOLLOWING SUMMARY OF PROSPECTUS INFORMATION AND DIAGRAM OF THE POLICY SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE DESCRIPTION OF THE POLICY IN THIS PROSPECTUS ASSUMES THAT THE POLICY IS IN FORCE AND THERE IS NO OUTSTANDING POLICY DEBT.

    PURPOSE OF THE POLICY. The Policy is designed to be a long-term investment providing insurance benefits. A prospective Owner should consider the Policy in conjunction with other insurance policies he or she may own, as well as their need for insurance and the Policy's long-term investment potential. It may not be advantageous to replace existing insurance coverage with the Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations (see below).


    COMPARISON WITH UNIVERSAL LIFE INSURANCE. The Policy is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance: the Owner of a Policy pays premiums for insurance coverage on the person insured; the Policy provides for accumulation of a Surrender Value which is payable if the Policy is surrendered during the Insured's lifetime; and the Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate premiums paid. However, the Policy differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Policy Value will increase or decrease to reflect the investment performance of any Sub-Accounts to which Policy Value is allocated. Also, unless the entire Policy Value is allocated to the Fixed Account, there is no guaranteed minimum Surrender Value. If Policy Value is insufficient to pay charges due, then, after a grace period, the Policy will lapse without value. (See "Policy Lapse and Reinstatement".) However, Protective Life guarantees that the Policy will remain in force during the first 5 Policy Years, as long as certain requirements related to the Minimum Monthly Premium have been met. (See "Premiums -- No-Lapse Guarantee," and "Policy Loans".) If a Policy lapses while loans are outstanding, certain amounts may become subject to income tax and a 10% penalty tax. (See "Tax Considerations".)


    DEATH BENEFIT OPTIONS.  Two Death Benefit options are available under the
Policy: a level death benefit ("Option 1") and a variable death benefit ("Option 2"). Protective Life guarantees that the Death Benefit Proceeds will never be less than the Face Amount of insurance (less any outstanding Policy Debt and past due charges) as long as sufficient premiums are paid to keep the Policy in force. The Policy provides for a Surrender Value that can be obtained by surrendering the Policy. The Policy also permits loans and withdrawals, within limits.

    ILLUSTRATIONS. Illustrations in this prospectus or used in connection with the purchase of a Policy are based on HYPOTHETICAL rates of return. THESE RATES ARE NOT GUARANTEED. They are illustrative only and SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. Actual rates of return may be higher or lower than those reflected in Policy illustrations, and therefore, actual Policy values will be different from those illustrated.


    TAX CONSIDERATIONS. Protective Life intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code of 1986, as amended. A Policy may be a "modified endowment contract" under federal tax law depending upon the amount of premiums paid in relation to the Death Benefit provided under the Policy. Protective Life will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations".



    CANCELLATION PRIVILEGE. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive a refund. (See "Cancellation Privilege".) In certain states, until the end of this "Cancellation Period," Protective Life reserves the right to allocate premium payments to the Oppenheimer Money Fund Sub-Account or to the Fixed Account. (See "Premium Allocations".)

    OWNER INQUIRIES. If you have any questions, you may write or call Protective Life's Home Office at 2801 Highway 280 South, Birmingham, Alabama 35223, 1-800-265-1545.


    AN INVESTMENT IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE POLICY INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUM PAID (PRINCIPAL).



                               DIAGRAM OF POLICY

                                 PREMIUM PAYMENTS

  - You select a payment plan but are not required to pay premiums according to the plan. You can vary the amount and frequency and can skip planned premium payments. See "Premiums" pages 16 and 17 for rules and limits.

  - The Policy's minimum initial premium and planned premium payments depend on the Insured's age, sex and underwriting class, Face Amount selected, and any supplemental riders.

  - Unscheduled premium payments may be made, within limits. See page 16.

  - Under certain circumstances, extra premiums may be required to prevent lapse. See "Policy Lapse and Reinstatement" page 18.




                          ALLOCATION OF PREMIUM PAYMENTS

  - You direct the allocation of premium among 23 Sub-Accounts and the Fixed Account. See pages 17 and 18 for rules and limits on premium allocations.

  - The Sub-Accounts invest in corresponding Funds. See pages 10 through 13. Funds available are the PIC Funds, the Oppenheimer Funds, the MFS Funds, the Calvert Funds and the Van Eck Funds.

  - Interest is credited on amounts allocated to the Fixed Account at a rate determined by Protective Life, but not less than an annual effective rate of 4%. See pages 17 through 18 and 27 through 28 for rules and limits on Fixed Account allocations.

                           DEDUCTIONS FROM POLICY VALUE
  - Monthly Deduction is made for cost of insurance, administration fees, mortality and expense risk charges and charges for any supplemental rider. Administration fees are $3.00 per month. Monthly mortality and expense risk charges are currently equal to .062% multiplied by the value of the assets in the Variable Account (which is equivalent to an annual rate of approximately 0.75% of such amount) during Policy Years 1 through 10 and .021% multiplied by the value of the assets in the Variable Account (which is equivalent to an annual rate of approximately 0.25%) in Policy Years 11 and thereafter. The guaranteed monthly mortality and expense risk charge is .075% multiplied by the value of the assets in the Variable Account (which is equivalent to an annual rate of approximately 0.90%) on all years. The mortality and expense risk charge is not deducted from Fixed Account. See "Monthly Deduction" pages 27 through 29.
                              DEDUCTIONS FROM ASSETS
  - Investment advisory fees and Fund operating expenses are also deducted from the assets of each Fund.

                                   POLICY VALUE
  - Is the amount in the Sub-Accounts and in the Fixed Account credited to your Policy plus the value held in the general account to secure the Policy Debt.
  - Varies from day to day to reflect Sub-Account investment experience, interest credited on any Fixed Account allocations, charges deducted and any other Policy transactions (such as Policy loans, transfers and withdrawals). See "Calculation of Policy Value" pages 18 and 19. There is no minimum guaranteed Policy Value. The Policy may lapse if the Policy Value is insufficient to cover a Monthly Deduction due. See page 18.
  - Can be transferred between and among the Sub-Accounts and the Fixed Account. A transfer fee of $25 may apply if more than 12 transfers are made in a Policy Year. See pages 19 and 20 for rules and limits. Policy loans reduce the amount available for allocations and transfers.
  - Is the starting point for calculating certain values under a Policy, such as the Surrender Value and the Death Benefit used to determine Death Benefit Proceeds.

             CASH BENEFITS                    DEATH BENEFITS
- After the first Policy Year, loans may be   - Available as lump sum or under a variety
  taken for amounts up to 90% of Surrender    of settlement options.
  Value, at an effective annual interest      - The minimum Face Amount is $250,000.
  rate of 6.0% during the first 10 Policy     - Two Death Benefit Options are available:
Years and currently 4.00% (4.25% guaranteed)    Option 1, equal to the Face Amount, and
  thereafter. See "Policy Loans" pages 22       Option 2, equal to the Face Amount plus
  and 23 for rules and limits.                  Policy Value. See pages 23 and 24.
- After the first Policy Year, withdrawals    - Flexibility to change the Death Benefit
  generally can be made provided there is     Option and Face Amount. See pages 24 and 25
  sufficient remaining Surrender Value. A       for rules and limits.
  withdrawal charge of the lesser of $25 or   - The No-Lapse Guarantee keeps the Policy in
  2% of the withdrawal amount requested will    force regardless of the sufficiency of
  apply to each withdrawal. See "Withdrawal     Surrender Value so long as cumulative
  Privilege" on pages 21 and 22 for rules       premiums paid on the Policy, less any
  and limits.                                   withdrawals and Policy Debt, are at least
- The Policy may be surrendered in full at      equal to the Minimum Monthly Premium. See
  any time for its Surrender Value.             "No-Lapse Guarantee" page 17.
- A variety of settlement options are         - Supplemental riders may be available. See
  available. See pages 25 and 26.               pages 42 and 43.

                                 EXPENSE TABLES



    The Sub-Accounts invest in corresponding Funds. (See "The Funds" pages 10-14.) The current Funds available and the investment advisory fees and other expenses are as follows:



ANNUAL FUND EXPENSES
  (AFTER REIMBURSEMENT AND AS PERCENTAGE OF AVERAGE NET ASSETS)



                                                                MANAGEMENT           OTHER             TOTAL ANNUAL
                                                                (ADVISORY)      EXPENSES AFTER         FUND EXPENSES
                                                                   FEES          REIMBURSEMENT    (AFTER REIMBURSEMENTS)
                                                              ---------------  -----------------  -----------------------
PROTECTIVE INVESTMENT COMPANY (PIC) (1)
  International Equity Fund.................................          1.10%             0.00%                 1.10%
  Small Cap Value Fund......................................          0.80%             0.00%                 0.80%
  Capital Growth Fund.......................................          0.80%             0.00%                 0.80%
  CORE U.S. Equity Fund.....................................          0.80%             0.00%                 0.80%
  Growth & Income Fund......................................          0.80%             0.00%                 0.80%
  Global Income Fund........................................          1.10%             0.00%                 1.10%
MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST-SM-
 (2)(3)
  New Discovery Series......................................          0.90%             0.27%                 1.17%
  Emerging Growth Series....................................          0.75%             0.10%                 0.85%
  Research Series...........................................          0.75%             0.11%                 0.86%
  Growth With Income Series.................................          0.75%             0.13%                 0.88%
  Utilities Series..........................................          0.75%             0.26%                 1.01%
  Total Return Series.......................................          0.75%             0.16%                 0.91%
OPPENHEIMER VARIABLE ACCOUNT FUNDS
  Aggressive Growth Fund/VA.................................          0.69%             0.02%                 0.71%
  Global Securities Fund/VA.................................          0.68%             0.06%                 0.74%
  Capital Appreciation Fund/VA..............................          0.72%             0.03%                 0.75%
  Main Street Growth & Income Fund/VA.......................          0.74%             0.05%                 0.79%
  High Income Fund/VA.......................................          0.74%             0.04%                 0.78%
  Strategic Bond Fund/VA....................................          0.74%             0.06%                 0.80%
  Money Fund/VA.............................................          0.45%             0.05%                 0.50%
CALVERT VARIABLE SERIES, INC. (4)
  Social Small Cap Growth Portfolio.........................          1.00%             0.33%                 1.33%
  Social Balanced Portfolio.................................          0.70%             0.18%                 0.88%
VAN ECK WORLDWIDE INSURANCE TRUST
  Worldwide Hard Assets Fund................................          1.00%             0.16%                 1.16%
  Worldwide Real Estate Fund (5)............................          0.00%             0.89%                 0.89%


------------------------


(1) The annual expenses listed for all of the PIC Funds are net of certain reimbursements by PIC's investment manager. (See "The Funds".) Absent the reimbursements, total expenses for the period ended December 31, 1998 were:
    CORE U.S. Equity Fund 0.85%, Small Cap Value Fund 0.89%, International Equity Fund 1.39%, Growth and Income Fund 0.85%, Capital Growth Fund 0.86%, and Global Income Fund 1.28%. PIC's investment manager has voluntarily agreed to reimburse certain of each Fund's expenses in excess of its management fees. Although this reimbursement may be ended on 120 days notice to PIC, the investment manager has no present intention of doing so.



(2) MFS has agreed to bear expenses for these series, subject to reimbursement by these series, such that each series' "Other Expenses" shall not exceed 0.25% of the average daily net assets of these series during the current fiscal year. The payments made by MFS on behalf of each series under this arrangement are subject to reimbursement by the series to MFS, which will be accomplished by the payment of an expense reimbursement fee by the series to MFS computed and paid monthly at a percentage of the series' average daily net assets for its then current fiscal year, with a limitation that immediately after such payment the series' "Other Expenses" will not exceed the percentage set forth above for that series. The obligation of MFS to bear a series "Other Expenses" pursuant to this arrangement, and the series' obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the series equal the prior payment of such reimbursable expenses by MFS, or December 31, 2004 (May 1, 2001 in the case of the New Discovery Series). MFS may, in its discretion, terminate this arrangement at an earlier date, provided that the arrangement will continue for each series until at least May 1, 2000, unless terminated with the consent of the board of trustees which oversees the series. Absent the reimbursements, total expenses for the New Discovery Series for the period ended December 31, 1998 were 5.22%.



(3) Each Series has an expense offset arrangement which reduces the Series' custodian based fee based on the amount of cash maintained by the Series with its custodian and dividend disbursing agent. Each Series may enter into other such arrangements and directed brokerage arrangements which would also have the effect of reducing the Series' expenses. Expenses do not take into account these expense reductions and are therefore higher than the actual expenses of the Series.



(4) The figures have been restated to reflect an increase in transfer agency expenses (the addition of 0.01%) for the Calvert Social Balanced Portfolio expected to be incurred in 1999. "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly (again, restated for the Calvert Social Balanced Portfolio) would be 0.86% for Calvert Social Balanced and 1.12% for Calvert Social Small Cap Growth.



(5) Van Eck Associates Corporation (the "Adviser") earned fees for investment management and advisory services. The fee is based on an annual rate of 1% of the average daily net assets. The Adviser agreed to waive its management fees and assume all expenses of the fund except interest, taxes, brokerage commissions and extraordinary expenses for the period January 1, 1998 to February 28, 1998. The Adviser also agreed to assume expenses exceeding 1% of average daily net assets except interest, taxes, brokerage commissions and extraordinary expenses for the period March 1, 1998 to December 31, 1998. For the year ended December 31, 1998, the Adviser assumed expenses in the amount of $49,729. Certain of the officers and trustees of the Trust are officers, directors or stockholders of the Adviser and Van Eck Securities Corporation. As of December 31, 1998, the Adviser owned 39% of the outstanding shares of beneficial interest of the Fund.



    The above tables are intended to assist the owner in understanding the costs and expenses that he or she will bear directly or indirectly. The tables reflect the investment management fees and other expenses and total expenses for each Fund for the period January 1, 1998 to December 31, 1998. For a more complete description of the various costs and expenses see "Charges and Deductions" and the prospectus for each of the Funds, which accompany this prospectus.

                   GENERAL INFORMATION ABOUT PROTECTIVE LIFE,
                       THE VARIABLE ACCOUNT AND THE FUNDS



PROTECTIVE LIFE INSURANCE COMPANY



    Protective Life is a Tennessee stock life insurance company. Founded in 1907, Protective Life offers individual life and health insurance, annuities, group life and health insurance, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 1998, Protective Life had total assets of approximately $11.6 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had consolidated assets of approximately $12.0 billion at December 31, 1998.



PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT



    Protective Variable Life Separate Account is a separate investment account of Protective Life established under Tennessee law by the board of directors of Protective Life on February 22, 1995. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies of practices or the Variable Account.



    Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's General Account. Assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that Protective Life conducts. Protective Life may transfer to its General Account any assets of the Variable Account which exceed the reserves and other contract liabilities of the Variable Account (which always are at least equal to the aggregate Surrender Values under the Policies). Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the reserves and other contract liabilities related to the Policies. Protective Life is obligated to pay all benefits provided under the Policies.



    The Variable Account is divided into Sub-Accounts. The income, gains or losses, whether or not realized, from the assets of each Sub-Account are credited to or charged against that Sub-Account without regard to any other income, gains or losses of Protective Life. Each Sub-Account invests exclusively in shares of a corresponding Fund. Therefore, the investment experience of your Policy depends on the experience of the Sub-Accounts you select. In the future, the Variable Account may include other Sub-Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus.



    Currently, twenty-three Sub-Accounts of the Variable Account are available under the Policies: PIC International Equity; PIC Small Cap Value; PIC Capital Growth; PIC CORE U.S. Equity; PIC Growth and Income; PIC Global Income; MFS New Discovery; MFS Emerging Growth; MFS Research; MFS Growth With Income; MFS Utilities; MFS Total Return; Oppenheimer Aggressive Growth; Oppenheimer Global
Securities: Oppenheimer Capital Appreciation; Oppenheimer Main Street Growth & Income; Oppenheimer High Income; Oppenheimer Strategic Bond; Oppenheimer Money Fund; Calvert Social Small Cap Growth; Calvert Social Balanced; Van Eck Worldwide Hard Assets; and Van Eck Worldwide Real Estate.



THE FUNDS



    Each Sub-Account invests in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: Protective Investment Company (the "PIC Funds") managed by Protective Investment Advisors, Inc. (formerly Investment Distributions Advisory Services, Inc.) and subadvised by Goldman Sachs Asset Management or Goldman Sachs Asset Management International;

Oppenheimer Variable Account Funds (the "Oppenheimer Funds") managed by OppenheimerFunds, Inc.; MFS-Registered Trademark- Variable Insurance Trust-SM- (the "MFS Funds") managed by MFS Investment Management; Calvert Variable Series, Inc. (the "Calvert Funds") managed by Calvert Asset Management Company, Inc.; or Van Eck Worldwide Insurance Trust (the "Van Eck Funds") managed by Van Eck Associates Corporation. Shares of these Funds are offered only to: (1) the Variable Account, (2) other separate accounts of Protective Life supporting variable annuity contracts or variable life insurance policies, (3) separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies, and (4) certain qualified retirement plans. Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.



    There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information.



PROTECTIVE INVESTMENT COMPANY (PIC)



    INTERNATIONAL EQUITY FUND. This Fund seeks long-term capital appreciation. This Fund will pursue its objectives by investing substantially all, and at least 65% of total assets in equity and equity-related securities of companies that are organized outside the United States or whose securities are primarily traded outside the United States.



    SMALL CAP VALUE FUND. This Fund seeks long-term capital growth. This Fund will pursue its objectives by investing, under normal circumstances, at least 65% of its total assets in equity securities of companies with public stock market capitalizations of $1 billion or less at the time of investment.



    CAPITAL GROWTH FUND. This Fund seeks long-term capital growth. The Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in a diversified portfolio of equity securities having long-term capital appreciation potential.



    CORE U.S. EQUITY FUND. This Fund seeks a total return consisting of capital appreciation plus dividend income. This Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in equity securities selected using both fundamental research and a variety of quantitative techniques in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500 Index.



    GROWTH AND INCOME FUND. This Fund seeks long-term growth of capital and growth of income. This Fund will pursue its objectives by investing, under normal circumstances, at least 65% of its total assets in equity securities having favorable prospects of capital appreciation and/or dividend paying ability.



    GLOBAL INCOME FUND. This Fund seeks high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation. This Fund will pursue its objectives by investing primarily in high quality fixed-income securities of U.S. and foreign issuers and through foreign currency transactions.



MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST-SM-



    NEW DISCOVERY SERIES.  This Fund seeks to provide capital appreciation.



    EMERGING GROWTH SERIES. This Fund seeks to provide long-term growth of capital.



    RESEARCH SERIES. This Fund seeks to provide long-term growth of capital and future income.



    GROWTH WITH INCOME SERIES. This Fund seeks to provide reasonable current income and long-term growth of capital and income.



    UTILITIES SERIES. This Fund seeks to provide capital growth and current income above that available from a portfolio invested entirely in equity securities.

    TOTAL RETURN SERIES. This Fund seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.



OPPENHEIMER VARIABLE ACCOUNT FUNDS



    AGGRESSIVE GROWTH FUND/VA. This Fund seeks to achieve long-term capital appreciation by investing in "growth-type" companies.



    GLOBAL SECURITIES FUND/VA. This Fund seeks long-term capital appreciation by investing in securities of foreign issuers, "growth-type" companies and cyclical industries.



    CAPITAL APPRECIATION FUND/VA. This Fund seeks to achieve long-term capital appreciation by investing in securities of well-known established companies.



    MAIN STREET GROWTH & INCOME FUND/VA. This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time this Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.



    HIGH INCOME FUND/VA. This Fund seeks a high level of current income from investment in high yield fixed-income securities.



    STRATEGIC BOND FUND/VA. This Fund seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.



    MONEY FUND/VA. This Fund seeks maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity. AN INVESTMENT IN THE MONEY FUND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE FUND.



CALVERT VARIABLE SERIES, INC.



    SOCIAL SMALL CAP GROWTH PORTFOLIO. This Fund seeks to provide long-term capital appreciation by investing in the equity securities of companies that have small market capitalization.



    SOCIAL BALANCED PORTFOLIO. This Fund seeks to achieve a total return above the rate of inflation through an actively managed, non-diversified portfolio of common and preferred stocks, bonds, and money market instruments that offer income and capital growth opportunity and that satisfy the social criteria established for the Fund.



VAN ECK WORLDWIDE INSURANCE TRUST



    WORLDWIDE HARD ASSETS FUND. This Fund seeks long-term capital appreciation by investing primarily in "Hard Asset Securities". Hard Asset Securities are the stocks, bonds and other securities of companies that derive at least 50% of gross revenue or profit from the exploration, development, production or distribution of (together "Hard Assets"):



    -  (i) precious metals,



    -  (ii) natural resources,



    - (iii) real estate; and



    - (iv) commodities.



    WORLDWIDE REAL ESTATE FUND. This Fund seeks a high return by investing in equity securities of companies that own real estate or that principally do business in real estate.

    THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL BE ACHIEVED.



    MORE DETAILED INFORMATION CONCERNING THE INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS OF THE FUNDS, THE EXPENSES OF THE FUNDS, THE RISKS OF INVESTING IN THE FUNDS AND OTHER ASPECTS OF THEIR OPERATIONS CAN BE FOUND IN THE CURRENT PROSPECTUS FOR EACH OF THE FUNDS, WHICH ACCOMPANY THIS PROSPECTUS, AND THE CURRENT STATEMENT OF ADDITIONAL INFORMATION FOR EACH OF THE FUNDS. THE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PREMIUMS OR TRANSFERS AMONG THE SUB-ACCOUNTS.



    Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.



    Each Fund sells its shares to the Variable Account under the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. The Variable Account would not be able to purchase additional shares of a Fund if the participation agreement relating to the Fund terminates. Owners would not be able to allocate assets in the Variable Account or premiums to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate premiums or transfer Account Value to the Sub-Account investing in shares of that Fund.



    Protective Life has entered into agreements with the investment managers or advisers of several of the Funds under which the investment manager or adviser pays Protective Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of Protective Life) in the Funds managed by that manager or adviser. These fees are in consideration for administrative services provided to the Funds by Protective Life. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Funds or their shareholders.


OTHER INVESTORS IN THE FUNDS


    Protective Investment Company (PIC) currently sells shares of its Funds only to Protective Life as the underlying investment for the Variable Account as well as for variable annuity contracts issued through Protective Life and its subsidiary Protective Life and Annuity Insurance Company. PIC may in the future sell shares of its Funds to other separate accounts of Protective Life or its life insurance company affiliates supporting other variable annuity contracts or variable life insurance policies. In addition, upon obtaining regulatory approval, PIC may sell shares to certain retirement plans qualifying under
Section 401 of the Internal Revenue Code. Protective Life currently does not foresee any disadvantages to Owners that would arise from the possible sale of shares to support its variable annuity contracts or those of its affiliates or from the possible sale of shares to such retirement plans. However, the board of directors of PIC will monitor events in order to identify any material irreconcilable conflicts that might possibly arise if such shares were also offered to support variable life insurance policies other than the Policies or variable annuity contracts or to retirement plans. In event of such a conflict, the board of directors would determine what action, if any, should be taken in response to the conflict. In addition, if Protective Life believes that PIC's response to any such conflicts does not provide enough protection for Owners, it will take appropriate action on its own, including withdrawing the Variable Account's investment in the Fund. (See the PIC prospectus for more detail.)

    Shares of the Oppenheimer Funds, MFS Funds, Calvert Funds and Van Eck Funds are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise among and between the interests of Policy Owners and other of the Fund's various investors. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. As is the case with PIC, the board of directors (or trustees) of each of the Oppenheimer Funds, MFS Funds, Calvert Funds and Van Eck Funds monitors events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.


ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS


    Protective Life may make additions to, deletions from, or substitutions for the shares that are held in or purchased by the Variable Account. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares of that Fund and substitute shares of another Fund. Protective Life will not substitute any shares without notice and any necessary approval of the SEC and state insurance authorities.



    Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, which would each invest in shares corresponding to a new Fund. Subject to applicable law and any required SEC approval, Protective Life may establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owner(s).



    If any of these substitutions or changes are made, Protective Life may by appropriate endorsement change the Policy to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owner(s), the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Protective Life separate accounts. Protective Life may make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.


VOTING RIGHTS


    Protective Life is the legal owner of Fund shares held by the Sub-Accounts and has the right to vote on all matters submitted to shareholders of the Funds. However, in accordance with applicable law, Protective Life will vote shares held in the Sub-Accounts at meetings of shareholders of the Funds in accordance with instructions received from Owners with Policy Value in the Sub-Accounts. Should Protective Life determine that it is permitted to vote such shares in its own right, it may elect to do so.


    Protective Life will send Owners voting instruction forms and other voting materials (such as Fund proxy statements, reports and other proxy materials) prior to shareholders meetings. The number of votes as to which an Owner may give instructions is calculated separately for each Sub-Account and may include fractional votes.


    An Owner holds a voting interest in each Sub-Account to which Variable Policy Value is allocated under his or her Policy. Owners only have voting interests while the Insured is alive. The number of votes for which an Owner may give instructions is based on the Owner's percentage interest of a Sub-

Account determined as of the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund.


    Shares as to which no timely instructions are received and shares held directly by Protective Life are voted by Protective Life in proportion to the voting instructions that are received with respect to all Policies participating in a Sub-Account. Voting instructions to abstain on any item are applied to reduce the votes eligible to be cast on that item.

    Protective Life may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove the investment management agreement or an investment advisory agreement. In addition, Protective Life may under certain circumstances disregard voting instructions that would require changes in the investment management agreement, investment manager, an investment advisory agreement or an investment adviser of one or more of the Funds, provided that Protective Life reasonably disapproves of such changes in accordance with applicable regulations under the 1940 Act. If Protective Life ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report.

                                   THE POLICY

PURCHASING A POLICY


    To purchase a Policy, a prospective Owner must submit a completed application and at least the minimum initial premium payment through a licensed representative of Protective Life who is also a registered representative of a broker-dealer having a distribution agreement with Investment Distributors, Inc. ("IDI"). (See "Premiums".) Protective Life requires satisfactory evidence of the Insured's insurability, which may include a medical examination of the Insured. Generally, Protective Life will issue a Policy covering an Insured up to age 75 if evidence of insurability satisfies Protective Life's underwriting rules. Acceptance of an application depends on Protective Life's underwriting rules, and Protective Life may reject an application for any reason. With the consent of the Owner, a Policy may be issued on a basis other than that applied for (I.E., on a higher premium class basis due to increased risk factors). A POLICY IS ISSUED AFTER PROTECTIVE LIFE APPROVES THE APPLICATION. PREMIUM IS NOT A REQUIREMENT TO ISSUE A POLICY. PREMIUM MAY BE COLLECTED AT THE TIME OF POLICY DELIVERY.



    Insurance coverage under a Policy begins on the Policy Effective Date. Temporary life insurance coverage also may be provided under the terms of a temporary insurance agreement. Under such agreements, the total amount of insurance which may become effective prior to delivery of the Policy may not exceed $500,000 (including the amount of any life insurance and accidental death benefits then in force or applied for with the Company) and may not be in effect for more than 90 days.



    In order to obtain a more favorable Issue Age, Protective Life may permit the Owner to "backdate" a Policy by electing a Policy Effective Date up to six months prior to the date of the original application. Charges for the Monthly Deduction for the backdated period are deducted as of the Policy Effective Date.



    The Owner of the Policy may exercise all rights provided under the Policy. The Insured is the Owner, unless a different person is named as Owner in the application. By written notice received by Protective Life at the Home Office while the Insured is living, the Owner may name a Contingent Owner or a new Owner. If there are joint Owners, all Owners must authorize the exercise of any right under the Policy. Unless the Owner provides otherwise, in the event of one joint Owner's death, ownership passes to any surviving joint Owner(s). Unless a contingent Owner has been named, ownership of the Policy passes to the estate of the last surviving Owner upon his or her death. A change in Owner may have tax consequences. (See "Tax Considerations".)

CANCELLATION PRIVILEGE

    You may cancel your Policy for a refund during the Cancellation Period by returning it to Protective Life's Home Office or to the sales representative who sold it along with a written cancellation request. The Cancellation Period is determined by the law of the state in which the application is signed and is shown in your Policy. In most states it expires at the latest of

(1) ten days after you receive your Policy,

(2) 45 days after you sign your application, or

(3) 10 days after Protective Life mails or delivers a Notice of Right of Withdrawal.


    Return of the Policy by mail is effective upon receipt by Protective Life. We will treat the Policy as if it had never been issued. Within seven calendar days after receiving the returned Policy, Protective Life will refund the sum of



(1) the difference between premiums paid and amounts allocated to the Fixed Account or the Variable Account,



(2) Fixed Account Value determined as of the date the returned Policy is received, and



(3) Variable Account Value determined as of the date the returned Policy is received.


    This amount may be more or less than the aggregate premiums paid. In states where required, Protective Life will refund premiums paid.

PREMIUMS

    MINIMUM INITIAL PREMIUM. The minimum initial premium required depends on a number of factors, including the age, sex and rate class of the proposed Insured, the Initial Face Amount requested by the applicant, any supplemental riders requested by the applicant and the planned periodic premiums that the applicant selects. See "Planned Periodic Premiums," below. Consult your sales representative for information about the initial premium required for the coverage you desire.


    PLANNED PERIODIC PREMIUMS. In the application the Owner selects a plan for paying level premiums at specified intervals (e.g., quarterly, semi-annually or annually). At the Owner's election, Protective Life will also arrange for payment of planned periodic premiums on a monthly basis (on any day except the 29th, 30th, or 31st of a month) under a pre-authorized payment arrangement. You are not required to pay premiums in accordance with these plans. You can pay more or less than planned or skip a planned periodic premium entirely. (See, however, "Policy Lapse and Reinstatement".) Subject to the limits described below, you can change the amount and frequency of planned periodic premiums whenever you want by written notice to Protective Life at the Home Office.


    Unless you have arranged to pay planned periodic premiums by pre-authorized payment arrangement or have otherwise requested, you will be sent reminder notices for planned periodic premiums.

    UNSCHEDULED PREMIUMS. Subject to the limitations described below, additional unscheduled premiums may be paid in any amount and at any time. By written notice to Protective Life at the Home Office, the Owner may specify that all unscheduled premiums are to be applied as repayments of Policy Debt, if any.

    PREMIUM LIMITATIONS. Premiums may be paid by any method acceptable to Protective Life. If by check, the check must be from an Owner (or the Owner's designee other than a sales representative), payable to Protective Life Insurance Company, and be dated prior to its receipt at the Home Office.

    Additional limitations apply to premiums. Premium payments must be at least $150 ($50 if paid monthly by a pre-authorized payment arrangement) and must be remitted to the Home Office. (See "Premium Allocations.") Protective Life also reserves the right to limit the amount of any premium payment. In addition, at any point in time aggregate premiums paid under a Policy may not exceed guideline premium payment limitations for life insurance policies set forth in the Internal Revenue Code. Protective Life will immediately refund any portion of any premium payment that is determined to be in excess of the limits established by law to qualify a Policy as a contract for life insurance. Protective Life will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Internal Revenue Code. (See "Tax Considerations".)


    NO-LAPSE GUARANTEE. In return for paying the Minimum Monthly Premium or an amount equivalent thereto by the Monthly Anniversary Day, Protective Life guarantees that a Policy will remain in force during the first 5 Policy Years regardless of the Policy Value, if, for each month that the Policy has been in force since the Policy Effective Date, the total premiums paid less any withdrawals and Policy Debt is greater than or equal to the Minimum Monthly Premium (shown in the Policy) multiplied by the number of complete policy months since the Policy Effective Date, including the current policy month. The Minimum Monthly Premium is calculated for each Policy based on the age, sex and rate class of the Insured, the requested Face Amount and any supplemental riders. The Company will NOT notify you in the event the No-Lapse Guarantee is no longer in effect.


    If you increase your Policy's Face Amount while the No-Lapse Guarantee is in effect, Protective Life will NOT EXTEND the period of this guarantee beyond the 5th Policy Year. The guarantee period is based on the Initial Face Amount. However, upon an increase in Face Amount, Protective Life will recalculate the Minimum Monthly Premium, which will generally also increase. Protective Life will notify you of any increase in the Minimum Monthly Premium and will amend your Policy to reflect the change.



    PREMIUM PAYMENTS UPON INCREASE IN FACE AMOUNT. Depending on the Policy Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium payment may be necessary or a change in the amount of planned periodic premiums may be advisable. (See "Death Benefit Proceeds".) You will be notified if a premium payment is necessary or a change appropriate.


PREMIUM ALLOCATIONS

    Owners must indicate in the application how premium is to be allocated to the Sub-Accounts and/ or to the Fixed Account. These allocation instructions apply to both initial and subsequent Net Premiums. Owners may change the allocation instructions in effect at any time by written notice to Protective Life at the Home Office. Whole percentages must be used. The minimum percentage that may be allocated to any Sub-Account or to the Fixed Account is 10% of premium and the sum of allocations must add up to 100%.


    For Policies issued in states where, upon cancellation during the Cancellation Period, Protective Life returns at least your premiums, Protective Life reserves the right to allocate your initial premium (and any subsequent premium paid during the Cancellation Period) to the Oppenheimer Money Fund Sub-Account or the Fixed Account until the expiration of the number of days in the Cancellation Period plus 6 days starting from the date that the Policy is mailed from the Home Office. Thereafter, the Policy Value in the Oppenheimer Money Fund Sub-Account or the Fixed Account and all premiums will be allocated according to your allocation instructions then in effect.

    Planned periodic premiums and unscheduled premiums not requiring additional underwriting will be credited to the Policy and the premiums will be invested as requested as of the Valuation Date they are received by the Home Office. However, any premium paid in connection with an increase in Face Amount will be allocated to the Fixed Account until underwriting has been completed. When approved, the Policy Value in the Fixed Account attributable to the resulting premium will be reallocated in accordance to your allocation instructions then in effect. If an additional premium payment is rejected, Protective Life will return the entire premium immediately, without any adjustment for investment experience.


    Unless designated by the Owner as a loan repayment, premiums received from Owners (other than planned periodic premiums) are treated as unscheduled premiums.

POLICY LAPSE AND REINSTATEMENT


    LAPSE. Unlike a conventional life insurance policy, failure to pay planned periodic premiums will not necessarily cause a Policy to lapse. Conversely, paying all planned periodic premiums will not necessarily prevent a Policy from lapsing. Except when the No-Lapse Guarantee is in effect, a Policy will lapse if its Policy Value is insufficient to cover the Monthly Deduction (see "Monthly Deduction") on the Monthly Anniversary Day.


    If the Policy Value on a Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date and the No-Lapse Guarantee is not in effect, the Policy will be in default and a grace period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Policy Value or the Policy Value has decreased because you have not paid sufficient premium to offset prior Monthly Deductions.


    In the event of a Policy default, the Owner has a 61-day grace period to make a payment of premium sufficient to cover the current and past-due Monthly Deductions. Protective Life will send to the Owner, at the last known address and the last known address of any assignee of record, notice of the premium required to prevent lapse. The grace period will begin when the notice is sent. A Policy will remain in effect during the grace period. If the Insured should die during the grace period, the Death Benefit Proceeds payable to the Beneficiary will reflect a reduction for the Monthly Deductions due on or before the date of the Insured's death as well as any unpaid Policy Debt. (See "Death Benefit Proceeds".) Unless the premium stated in the notice is paid before the grace period ends, the Policy will lapse.



    REINSTATEMENT. An Owner may reinstate a Policy within 5 years of its lapse provided that: (1) a request for reinstatement is made by written notice received by Protective Life at the Home Office, (2) the Insured is still living,
(3) the Owner pays premium equal to (a) all Monthly Deductions that were due but unpaid during the grace period, and (b) which are at least sufficient to keep the reinstated Policy in force for three months, (4) the Insured provides Protective Life with satisfactory evidence of insurability, (5) the Owner repays or reinstates any Policy Debt which existed at the end of the grace period; and
(6) the Policy has not been surrendered. The "Approval Date" of a reinstated Policy is the date that Protective Life approves the Owner's request for reinstatement and requirements 1-6 above have been met.


                          CALCULATION OF POLICY VALUES

VARIABLE ACCOUNT VALUE

    THE VARIABLE ACCOUNT VALUE REFLECTS THE INVESTMENT EXPERIENCE OF THE SUB-ACCOUNTS TO WHICH IT IS ALLOCATED, ANY PREMIUMS ALLOCATED TO THE SUB-ACCOUNTS, TRANSFERS IN OR OUT OF THE SUB-ACCOUNTS, OR ANY WITHDRAWALS OF VARIABLE ACCOUNT VALUE. THERE IS NO GUARANTEED MINIMUM VARIABLE ACCOUNT VALUE. A POLICY'S VARIABLE ACCOUNT VALUE THEREFORE DEPENDS UPON A NUMBER OF FACTORS. THE VARIABLE ACCOUNT VALUE FOR A

POLICY AT ANY TIME IS THE SUM OF THE SUB-ACCOUNT VALUES FOR THE POLICY ON THE VALUATION DAY MOST RECENTLY COMPLETED.


    DETERMINATION OF UNITS. For each Sub-Account, the premium(s) or Policy Value transferred are converted into units. The number of units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the unit for that Sub-Account for the Valuation Day as of which the premium(s) or transferred amount is invested in the Sub-Account. Therefore, premiums allocated to or amounts transferred to a Sub-Account under a Policy increase the number of units of that Sub-Account credited to the Policy.


    DETERMINATION OF UNIT VALUE. The unit value at the end of every Valuation Day is the unit value at the end of the previous Valuation Day times the net investment factor, as described below. The Sub-Account Value for a Policy is determined on any day by multiplying the number of units attributable to the Policy in that Sub-Account by the unit value for that Sub-Account on that day.

    NET INVESTMENT FACTOR. The net investment factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of a unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2), where:

(1) is the result of:

        a. the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

        b. the per share amount of any dividend or capital gain distributions made by the Fund to the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

        c. a per share charge or credit for any taxes reserved for, which is determined by Protective Life to have resulted from the operations of the Sub-Account.

(2) is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.

FIXED ACCOUNT VALUE

    The Fixed Account Value under a Policy at any time is equal to: (1) the premium allocated to the Fixed Account, plus (2) amounts transferred to the Fixed Account, plus (3) interest credited to the Fixed Account, less (4) transfers from the Fixed Account (including any transfer fees deducted), less
(5) withdrawals from the Fixed Account (including any withdrawal charges deducted), less (6) Monthly Deductions. See "The Fixed Account," for a discussion of how interest is credited to the Fixed Account.

                                POLICY BENEFITS

TRANSFERS OF POLICY VALUES


    GENERAL. Upon receipt of written notice to Protective Life at the Home Office at any time on or after the later of the following: (1) thirty days after the Policy Effective Date, or (2) six days after the expiration of the Cancellation Period, you may transfer the Fixed Account Value or any Policy Value in a Sub-Account to other Sub-Accounts or the Fixed Account, subject to certain restrictions. Transfers (including telephone transfers -- described below) are processed as of the date a request is received at the Home Office. Protective Life may, however defer transfers under the same conditions that payment of Death Benefit Proceeds, withdrawals and surrenders may be delayed. (See "Suspension or Delay of

Payments".) The minimum amount that may be transferred is the lesser of $100 or the entire Policy Value in any Sub-Account or the Fixed Account from which the transfer is made. If, after the transfer, the Policy Value remaining in a Sub-Account(s) or the Fixed Account would be less than $100, Protective Life reserves the right to transfer the entire amount instead of the requested amount. The maximum amount which may be transferred from the Fixed Account in any Policy Year is the greater of (1) $2500, or (2) 25% of the Fixed Account Value. Protective Life reserves the right to limit transfers to 12 per Policy Year. For each additional transfer over 12 in any Policy Year, Protective Life reserves the right to charge a transfer fee. The transfer fee, if any, is deducted from the amount being transferred. (See "Transfer Fee".)


    TELEPHONE TRANSFERS. Transfers may be made upon instructions given by telephone, provided the appropriate election has been made on the application or written authorization is provided.

    Protective Life will send you a confirmation of all instructions communicated by telephone to determine if they are genuine. For telephone transfers we require a form of personal identification prior to acting on instructions received by telephone. We also make a tape-recording of the instructions given by telephone. If we follow these procedures we are not liable for any losses due to unauthorized or fraudulent instructions. Protective Life reserves the right to suspend telephone transfer privileges at any time for any class of Policies.

    RESERVATION OF RIGHTS. Protective Life reserves the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges (including telephone transfers) at any time, for any class of Policies, for any reason. In particular, we reserve the right not to honor transfer requests by a third party holding a power of attorney from an Owner where that third party requests simultaneous transfers on behalf of the Owners of two or more Policies.

    DOLLAR-COST AVERAGING. If you elect at the time of application or at any time thereafter by written notice to the Home Office, you may systematically and automatically transfer, on a monthly or quarterly basis, specified dollar amounts from or to the Fixed Account or any of the Sub-Account(s). This is known as the dollar-cost averaging method of investment. By transferring on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in Sub-Account unit values. Protective Life, however, makes no guarantee that the dollar-cost averaging method will result in a profit or protect against loss.

    To elect dollar-cost averaging, Policy Value in the source Sub-Account or the Fixed Account Value must be at least $5,000 at the time of election. Automatic transfers for dollar-cost averaging are subject to all transfer restrictions other than the maximum transfer amount from the Fixed Account restriction. You may elect dollar cost averaging for periods of at least 12 months but no longer than 48 months. At least $100 must be transferred each month or $300 each quarter. Dollar-cost averaging transfers may commence on any day of the month that you request following six days after the end of the Cancellation Period, except the 29th, 30th, or 31st. If no day is selected, transfers will occur on the Monthly Anniversary Day.

    Once elected, Protective Life will continue to process dollar-cost averaging transfers until the earlier of the following: (1) the number of designated transfers has been completed, or (2) the Policy Value in the source Sub-Account or the Fixed Account is depleted, (3) the Owner, by written notice received by Protective Life at the Home Office, instructs Protective Life to cease the automatic transfers, (4) a grace period begins under the Policy, or (5) the maximum amount of Policy Value has been transferred under a dollar-cost averaging election.

    Automatic transfers made to facilitate dollar-cost averaging will not count toward the 12 transfers permitted each Policy Year if Protective Life elects to limit the number of transfers or impose the transfer fee. Protective Life reserves the right to discontinue offering automatic dollar-cost averaging transfers upon 30 days' written notice to the Owner.

    PORTFOLIO REBALANCING. At the time of application or at any time thereafter by written notice to Protective Life, you may instruct Protective Life to automatically transfer, on a quarterly, semi-annual or annual basis, your Variable Account Value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account Value among such Sub-Accounts ("Portfolio Rebalancing"). Such percentage allocations must be in whole numbers and must allocate amounts only among the Sub-Accounts. No amounts will be transferred to the Fixed Account as part of Portfolio Rebalancing. A minimum Variable Account Value of $100 is required for Portfolio Rebalancing. Unless you instruct otherwise when electing rebalancing, the percentage allocation of your Variable Account Value for Portfolio Rebalancing will be based on your premium allocation instructions in effect at the time of rebalancing. Any allocation instructions that you give us that differ from your then current premium allocation instructions will be deemed to be a request to change your premium allocation. Portfolio Rebalancing may commence on any day of the month that you request following six days after the end of the Cancellation Period except the 29th, 30th or 31st. If no day is selected, rebalancing will occur on each applicable Monthly Anniversary Day.

    Once elected, Portfolio Rebalancing begins on the first quarterly, semi-annual or annual anniversary following election. You may change or terminate Portfolio Rebalancing by written instruction received by Protective Life at the Home Office, or by telephone if you have previously authorized us to take telephone instructions. Portfolio Rebalancing transfers do not count as one of the 12 free transfers available during any Policy Year. Protective Life reserves the right to assess a processing fee for this service or to discontinue Portfolio Rebalancing upon 30 days written notice to the Owner.

SURRENDER PRIVILEGE


    At any time while the Policy is still in force and while the Insured is still living, You may surrender your Policy for its Surrender Value. Surrender Value is determined as of the end of the Valuation Period during which the written notice requesting the surrender is received at the Home Office, the Policy and any other required documents are received by Protective Life. The Surrender Value is paid in a lump sum unless the Owner requests payment under a settlement option. (See "Settlement Options".) Payment is generally made within seven calendar days. (See "Suspension or Delay of Payments", and "Payments from the Fixed Account".) A Policy which terminates upon surrender cannot later be reinstated.


WITHDRAWAL PRIVILEGE


    At any time after the first Policy Year, an Owner, by written notice received at the Home Office, may make a withdrawal of Surrender Value in minimum amounts of $500. Protective Life will withdraw the amount requested, plus a withdrawal charge, from Policy Value as of the end of the Valuation Period during which the written request is received. (See "Withdrawal Charge".)



    The Owner may specify the amount of the withdrawal to be made from any Sub-Account or the Fixed Account. If the Owner does not so specify, or if the Sub-Account Value or Fixed Account Value is insufficient to carry out the request, the withdrawal from each Sub-Account and the Fixed Account is based on the proportion that such Sub-Account Value(s) and Fixed Account Value bears to the total unloaned Policy Value on the Valuation Day immediately prior to the withdrawal. Payment is generally made within seven calendar days. (See "Suspension or Delay of Payments", and "Payments from the Fixed Account".)


    If Death Benefit Option 1 is in effect, Protective Life reserves the right to reduce the Face Amount by the withdrawn amount. Protective Life may reject a withdrawal request if the withdrawal would reduce the Face Amount below the minimum amount for which the Policy would be issued under Protective Life's then-current rules, or if the withdrawal would cause the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Protective Life. If the Face

Amount at the time of the withdrawal includes increases from the Initial Face Amount and the withdrawal requires a decrease of Face Amount, the reduction is made first from the most recent increase, then from prior increases, if any, in reverse order of their being made and finally from the Initial Face Amount.

POLICY LOANS


    GENERAL. After the first Policy Anniversary and while the Insured is still living, an Owner may borrow $500 or more from Protective Life using the Policy as the security for the loan. Policy loans must be requested by written notice received by Protective Life at the Home Office and the maximum amount that an Owner may borrow is an amount equal to 90% of the Policy's Surrender Value on the date that the loan request is received. Outstanding Policy loans therefore reduce the amount available for new Policy loans. Loan proceeds generally are mailed within seven calendar days of the loan being approved. (See "Suspension or Delay of Payments", and "Payments from the Fixed Account".)


    LOAN COLLATERAL. When a Policy loan is made, an amount equal to the loan is transferred out of the Sub-Accounts and the Fixed Account and into a Loan Account established for the Policy. Like the Fixed Account, a Policy's Loan Account is part of Protective Life's General Account and amounts therein earn interest as credited by Protective Life from time to time. Because Loan Account values are part of Policy Value, a loan will have no immediate effect on the Policy Value. In contrast, Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is reduced immediately by the amount transferred to the Loan Account. The Owner(s) can specify the Sub-Accounts and the Fixed Account from which collateral is transferred to the Loan Account. If no allocation is specified, collateral is transferred from each Sub-Account and from the Fixed Account in the same proportion that the value in each Sub-Account and the Fixed Account bears to the total unloaned Policy Value on the date that the loan is made.

    On each Policy Anniversary, an amount of Policy Value equal to any due and unpaid loan interest (explained below), is also transferred to the Loan Account. Such interest is transferred from each Sub-Account and the Fixed Account in the same proportion that each Sub-Account Value and the Fixed Account Value bears to the total unloaned Policy Value.

    LOAN REPAYMENT. You may repay all or part of your Policy Debt (the amount borrowed plus unpaid interest) at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to the Home Office and are credited as of the date received. The Owner may specify in writing that any unscheduled premiums paid while a loan is outstanding be applied as loan repayments. When a loan repayment is made, Policy Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Sub-Accounts and the Fixed Account. Thus, a loan repayment will have no immediate effect on the Policy Value, but the Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner(s), amounts are transferred to the Sub-Accounts and the Fixed Account in the same proportion that premium is allocated.

    INTEREST. During Policy Years 2 through 10, Protective Life will charge interest daily on any outstanding loan at an effective annual rate of 6.0%. During Policy Years 11 and thereafter, Protective Life currently charges interest daily on any outstanding loan at an effective annual rate of 4.0% (with a maximum guaranteed rate of 4.25%). Interest is due and payable at the end of each Policy Year while a loan is outstanding. We will notify you of the amount due. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Policy Debt.

    The Loan Account is credited with interest at an effective annual rate of not less than 4%. Thus, the net cost of a loan is 2.0% per year during Policy Years 2 through 10, and currently 0.00% thereafter (the difference between the rate of interest charged on Policy loans and the amount credited on the equivalent amount held in the Loan Account). Protective Life determines the rate of interest to be credited to the Loan Account in advance of each calendar year. The rate, once determined, is applied to the calendar year which follows the date of determination. On each Policy Anniversary, the interest earned on the Loan Account since the previous Policy Anniversary is transferred to the Sub-Accounts and to the Fixed Account. The interest is transferred and allocated to the Sub-Accounts and the Fixed Account in the same proportion that premium is allocated.

    NON-PAYMENT OF POLICY LOAN. If the Insured dies while a loan is outstanding, the Policy Debt is deducted from the Death Benefit in calculating the Death Benefit Proceeds.


    If the Loan Account Value exceeds the Policy Value (I.E., the Surrender Value becomes zero) on any Valuation Date, the Policy may be in default. If this occurs, you, and any assignee of record, will be sent notice of the default. You will have a 31-day grace period to submit a sufficient payment to avoid a lapse (I.E., termination) of the Policy. The notice will specify the amount that must be repaid to prevent lapse.



    EFFECT OF A POLICY LOAN. A loan, whether or not repaid, has a permanent effect on the Death Benefit and Policy values because the investment results of the Sub-Accounts and current interest rates credited on Fixed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Policy Value being held as collateral in the Loan Account. (See "No Lapse Guarantee".) Depending on the investment results of the Sub-Accounts or credited interest rates for the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for Lapse if investment results of the Sub-Accounts to which Surrender Value is allocated is unfavorable. If a Policy lapses with loans outstanding, certain amounts may be subject to income tax. In addition, if your Policy is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax. See "Tax Considerations," for a discussion of the tax treatment of Policy loans.


DEATH BENEFIT PROCEEDS


    As long as the Policy remains in force, Protective Life will pay the Death Benefit Proceeds upon receipt at the Home Office of satisfactory proof of the Insured's death. Protective Life may require return of the Policy. The Death Benefit Proceeds are paid to the primary beneficiary or a contingent beneficiary. The Owner may name one or more primary or contingent beneficiaries and change such beneficiaries, as provided for in the Policy. If no beneficiary survives the Insured, the Death Benefit Proceeds are paid to the Owner or the Owner's estate. Death Benefit Proceeds are paid in a lump sum or under a settlement option. (See "Settlement Options".)



    CALCULATION OF DEATH BENEFIT PROCEEDS. The Death Benefit Proceeds are equal to the Death Benefit under the Death Benefit Option selected calculated as of the date of the Insured's death, plus any supplemental rider benefits, minus any Policy Debt on that date and, if the Insured died during a grace period, minus any past due Monthly Deductions. Under certain circumstances, the amount of the Death Benefit may be further adjusted. (See "Limits on Rights to Contest the Policy" and "Misstatement of Age or Sex".)


    If part or all of the Death Benefit is paid in one sum, Protective Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the Insured's death to the date of payment.

    DEATH BENEFIT OPTIONS. The Policy Owner may choose one of two Death Benefit Options for use in determining the Death Benefit. Under Death Benefit Option 1, the Death Benefit is the greater of: (1) the Face Amount under the Policy on the date of the Insured's death, or (2) a specified percentage of Policy Value on the date of the Insured's death. Under Death Benefit Option 2, the Death Benefit is the greater of: (1) the Face Amount under the Policy plus the Policy Value on the date of the Insured's death, or (2) the same specified percentage of the Policy Value on the date of the Insured's death.

    The specified percentage is 250% when the Insured has reached an "Attained Age" of 40 or less by date of death, and decreases each year thereafter to 100% when the Insured has reached an "Attained Age" of 95 at death. A table showing these percentages for Attained Ages 0 to 95 and examples of Death Benefit calculations for both Death Benefit Options are found in Appendix A.

    Under Death Benefit Option 1, the Death Benefit remains level at the Face Amount unless the Policy Value multiplied by the specified percentage exceeds that Face Amount, in which event the Death Benefit will vary as the Policy Value varies. Owners who are satisfied with the amount of their insurance coverage under the Policy and who prefer to have favorable investment performance and additional premiums reflected in higher Policy Value, rather than increased Death Benefits, generally should select Option 1. Under Death Benefit Option 2, the Death Benefit always varies as the Policy Value varies (although it is never less than the Face Amount). Owners who prefer to have favorable investment performance and additional premiums reflected in increased Death Benefits generally should select Option 2.

    CHANGING THE DEATH BENEFIT OPTION. On or after the first Policy Anniversary, you may change the Death Benefit option on your Policy subject to the following rules. After any change, the Face Amount must be at least $250,000. The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that Protective Life receives and accepts the request. Protective Life may require satisfactory evidence of insurability.

    When a change from Option 1 to Option 2 is made, the Face Amount after the change is effected will be equal to the Face Amount before the change less the Policy Value on the effective date of the change. When a change from Option 2 to Option 1 is made, the Face Amount after the change will be equal to the Face Amount before the change is effected plus the Policy Value on the effective date of the change.

    CHANGING THE FACE AMOUNT. On or after the first Policy Anniversary, you may request a change in the Face Amount. If a change in the Face Amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify your Policy as a life insurance contract, Protective Life will immediately return to you the amount of such excess above the premium limitations.

    Protective Life reserves the right to decline a requested decrease in the Face Amount if compliance with the guideline premium limitations under current tax law resulting from such a decrease would result in immediate termination of the Policy, or if to effect the requested decrease, payments to the Owner would have to be made from Policy Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Surrender Value under the Policy.


    Any increase in the Face Amount must be at least $10,000 and an application must be submitted. Protective Life reserves the right to require satisfactory evidence of insurability. In addition, the Insured's Attained Age must be less than the current maximum Issue Age for the Policies, as determined by Protective Life from time to time. A change in planned periodic premiums may be advisable. (See "Premiums Upon Increase in Face Amount".) The increase in Face Amount will become effective on the date shown on the supplemental Policy Specifications Page which will be issued and attached to the Policy, and the Policy Value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date based on the increase in Face Amount. When the No-Lapse Guarantee is in effect, the Policy's Minimum Monthly Premium amount is also generally increased. (See "No-Lapse Guarantee," and "Premiums Upon Increase in Face Amount".)


    An increase in Face Amount may be cancelled by the Owner in accordance with the Policy's cancellation privilege provisions, which also apply to increases in Face Amount. In such case, the amount refunded will be calculated in accordance with such provisions described above, except that if no additional premiums are required in connection with the Face Amount increase, then the amount refunded is limited to that portion of the first Monthly Deduction following the increase that is attributable to cost of insurance charges for the increase and the monthly administration fee for the increase. (See "Cancellation Privilege".)


    The Face Amount after any decrease must be at least $250,000. Protective Life reserves the right to prohibit any decrease in Face Amount (i) for three years following an increase in Face Amount; and (ii) for one Policy Year following the last decrease in Face Amount. If the Initial Face Amount of the Policy has been increased prior to the requested decrease, then the decrease will first be applied against any previous increases in Face Amount in the reverse order in which they occurred. The decrease will then be applied to the Initial Face Amount. A decrease in Face Amount will become effective on the Monthly Anniversary Day that coincides with or next follows receipt and acceptance of a request at the Home Office.


    Decreasing the Face Amount of the Policy may have the effect of decreasing monthly cost of insurance charges. Decreasing the Face Amount also may have tax consequences. (See "Tax Considerations".)



    ADDITIONAL COVERAGE FROM TERM RIDER FOR COVERED INSURED ("CIR"). An owner may also obtain additional insurance coverage by purchasing a CIR at the time the Policy is issued (or later, subject to availability and additional underwriting). A CIR increases the Death Benefit under the Policy by the face amount of the CIR. The face amount of the CIR does not vary with the investment experience of the Variable Account. (See "Supplemental Riders".) In addition, a CIR may be canceled separately from the Policy (I.E., it can be canceled without causing the Policy to be canceled or to Lapse). The cost of insurance charge for the CIR will be deducted from the Policy Value as part of the Monthly Deduction. (See "Monthly Deduction -- Cost of Insurance Charge under a CIR".) No additional premium expense charge is assessed in connection with a CIR.



    Owners may increase or decrease the face amount of a CIR separately from the Face Amount of a Policy. Likewise, the Face Amount of a Policy may be increased or decreased without affecting the face amount of a CIR. Coverage on an increment of Face Amount may have a cost of insurance charge that is higher than the same increment of face amount under the CIR. Owners should consult their sales representative before deciding whether to increase or decrease the Face Amount of the Policy or the CIR face amount.



    Owners should consult their sales representative when deciding whether or not to purchase a CIR.


SETTLEMENT OPTIONS


    The Policy offers a variety of ways of receiving proceeds payable under the Policy, such as on surrender or death, other than in a lump sum. These alternative settlement options are summarized below. Any sales representative authorized to sell this Policy can further explain these settlement options upon request. All of these settlement options are forms of fixed-benefit annuities (except Option 3) which do not vary with the investment performance of a separate account. Under each settlement option (other than Option 3), no surrender or withdrawal may be made once payments have begun.



    The following settlement options may be elected.


    OPTION 1 -- PAYMENT FOR A FIXED PERIOD. Equal monthly payments will be made for any period of up to 30 years. The amount of each payment depends on the total amount applied, the period selected and the monthly payment rates Protective Life is using when the first payment is due.

    OPTION 2 -- LIFE INCOME WITH PAYMENTS FOR A GUARANTEED PERIOD. Equal monthly payments are based on the life of the named annuitant. Payments will continue for the lifetime of the annuitant with payments guaranteed for 10 or 20 years. Payments stop at the end of the selected guaranteed period or when the named person dies, whichever is later.

    OPTION 3 -- INTEREST INCOME. Protective Life will hold any amount applied under this option. Interest on the unpaid balance will be paid each month at a rate determined by Protective Life. This rate will not be less than the equivalent of 3% per year.


    OPTION 4 -- PAYMENTS FOR A FIXED AMOUNT. Equal monthly payments will be made of an agreed fixed amount. The amount of each payment may not be less than $10 for each $1,000 applied. Interest will be credited each month on the unpaid balance and added to it. This interest will be at a rate set by us, but not less than an effective rate of 3% per year. Payments continue until the amount Protective Life holds runs out. The last payment will be for the balance only.

    MINIMUM AMOUNTS. Protective Life reserves the right to pay the total amount of the Policy in one lump sum, if less than $5,000. If monthly payments are less than $50, payments may be made quarterly, semi-annually, or annually at Protective Life's option.


    OTHER REQUIREMENTS. Settlement options must be elected by written notice received by Protective at the Home Office. The Owner may elect settlement options during the Insured's lifetime; beneficiaries may elect settlement options thereafter if Death Benefit Proceeds are payable in a lump sum. The effective date of an option applied to Death Benefit Proceeds is the date of the Insured's death. The effective date of an option applied to Surrender Value is the date as of which the withdrawal or surrender is executed.



    If Protective Life has available, at the time a settlement option is elected, options or rates on a more favorable basis than those guaranteed, the higher benefits will apply.


                               THE FIXED ACCOUNT

    BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR HAS THE FIXED ACCOUNT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT. THE DISCLOSURE REGARDING THE FIXED ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

THE FIXED ACCOUNT


    The Fixed Account consists of assets owned by Protective Life with respect to the Policies, other than those in the Variable Account. It is part of Protective Life's general account assets. Protective Life's general account assets are used to support its insurance and annuity obligations other than those funded by separate accounts, and are subject to the claims of Protective Life's general creditors. Subject to applicable law, Protective Life has sole discretion over the investment of the assets of the Fixed Account. The Loan Account is part of the Fixed Account. Guarantees of premium allocated to the Fixed Account, and interest credited thereto, are backed by Protective Life. The Fixed Account Value is calculated daily. (See "Fixed Account Value".)


INTEREST CREDITED ON FIXED ACCOUNT VALUE

    Protective Life guarantees that the interest credited during the first Policy Year to the initial premium allocated to the Fixed Account will not be less than the initial annual effective interest rate shown in the Policy. The interest rate credited to subsequent premium allocated to or amounts transferred to the Fixed Account will be the annual effective interest rate in effect on the date that the premium is received by Protective Life or the date that the transfer is made. The interest rate is guaranteed to apply to such amounts for a twelve month period which begins on the date that the premium is allocated or the date that the transfer is made.

    After an interest rate guarantee expires as to a premium or amount transferred, (I.E., 12 months after the premium or transfer is placed in the Fixed Account) Protective Life will credit interest on the Fixed Account Value attributable to such premium or transferred amount at the current interest rate in effect. New current interest rates are effective for such Fixed Account Value for 12 months from the time that they are first applied. Protective Life, in its sole discretion, may declare a new current interest rate from time to time. The initial annual effective interest rate and the current interest rates that Protective Life will credit are annual effective interest rates of not less than 4.00%. For purposes of crediting interest, amounts deducted, transferred or withdrawn from the Fixed Account are accounted for on a "first-in-first-out"
(FIFO) basis.

PAYMENTS FROM THE FIXED ACCOUNT

    Payments from the Fixed Account for a withdrawal, surrender or loan request may be deferred for up to six months from the date Protective Life receives the written request. If a payment from the Fixed Account is deferred for 30 days or more, it will bear interest at a rate of 4% per year (or an alternative rate if required by applicable state insurance law), compounded annually while payment is deferred.

                             CHARGES AND DEDUCTIONS

MONTHLY DEDUCTION

    On the Issue Date, Protective Life will deduct the Monthly Deduction from the Policy Value. Subsequent Monthly Deductions will be made on each Monthly Anniversary Day thereafter. The Monthly Deduction consists of (1) cost of insurance charges ("cost of insurance charge"), (2) administration charges (the "monthly administration fee"), (3) mortality and expense risk charge (the "mortality and expense risk charge") and (4) any charges for supplemental riders ("supplemental charges"), as described below. The Monthly Deduction is deducted from the Sub-Accounts and the Fixed Account pro-rata on the basis of the relative Policy Value in each.


    COST OF INSURANCE CHARGE. This charge compensates Protective Life for the expense of underwriting the Death Benefit. The charge depends on a number of variables and therefore will vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. For any Policy, the cost of insurance on a Monthly Anniversary Day is calculated by multiplying the current cost of insurance rate for the Insured by the net amount at risk under the Policy for that Monthly Anniversary Day.


    The cost of insurance rate for a Policy is based on and varies with the Issue Age, duration, sex and rate class of the Insured and on the number of years that a Policy has been in force. Protective Life currently places Insureds in the following rate classes, based on underwriting: Preferred (ages 18-75) or Nonsmoker (ages 0-75), or Tobacco (ages 15-75) or Smoker (ages 15-75), and substandard rate classes, which involve a higher mortality risk than the Smoker, Tobacco or Nonsmoker classes.


    Protective Life will determine a cost of insurance rate for increments of Face Amount above the Initial Face Amount based on the Issue Age, duration, sex and rate class of the Insured at the time of the request for an increase. The following rules will apply for purposes of determining the net amount at risk for each rate.


    Protective Life places the Insured in a rate class when the Policy is issued, based on Protective Life's underwriting of the application. This original rate class applies to the Initial Face Amount. When an increase in Face Amount is requested, Protective Life conducts underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class, the rate class for the increase also will be applied to the Initial Face Amount. If the rate class for the increase has a higher cost of insurance rate than the original rate class, the rate class for the increase will apply only to the increase in Face Amount, and the original rate class will continue to apply to the Initial Face Amount.


    Protective Life does not conduct underwriting for an increase in Face Amount if the increase is requested as part of a conversion from a term or a graded premium whole life contract or on exercise of a guaranteed option to increase the Face Amount without underwriting. (See "Supplemental Riders".)


    In the case of a term conversion, the rate class that applies to the increase is the same rate class that applied to the term contract. In the case of a guaranteed option, the Insured's rate class for an increase will be the class in effect when the guaranteed option rider was issued.

    Where, as in Death Benefit Option 1, the net amount at risk is equal to the Death Benefit less Policy Value, the entire Policy Value is applied first to offset the Death Benefit derived from the Initial Face Amount. Only if the Policy Value exceeds the Initial Face Amount is the excess applied to offset the portion of the Death Benefit derived from increases in Face Amount in the order of the increases. If there is the decrease in Face Amount after an increase, the decrease is applied first to decrease any prior increases in Face Amount, starting with the most recent increase and then each prior increase.

    Protective Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policies. The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Tables"). [The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables.]

    Protective Life's current cost of insurance rates may be less than the guaranteed rates that are set forth in the Policy. Current cost of insurance rates will be determined based on Protective Life's expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience.

    Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker standard class are lower than guaranteed rates for an Insured of the same age and sex in a smoker standard class. Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker or smoker standard class are generally lower than guaranteed rates for an Insured of the same age and sex and smoking status in a substandard class.

    COST OF INSURANCE CHARGE UNDER A CIR. The cost of insurance charge is determined in a similar manner for the face amount under a CIR and for any increase in the face amount under a CIR. Generally, both the current and the guaranteed cost of insurance rates under a CIR are substantially the same as the current and guaranteed cost of insurance rates on the Face Amount of the Policy.

    LEGAL CONSIDERATIONS RELATING TO SEX -- DISTINCT PREMIUM PAYMENTS AND BENEFITS. Mortality tables for the Policies generally distinguish between males and females. Thus, premiums and benefits under Policies covering males and females of the same age will generally differ.

    Protective Life does, however, also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, Protective Life may offer Policies with unisex mortality tables to such prospective purchasers.

    MONTHLY ADMINISTRATION FEE. This charge compensates Protective Life for administration expenses associated with the Policies and the Variable Account. These expenses relate to premium billing and collection, recordkeeping, processing death benefit claims, Policy loans, Policy changes, reporting and overhead costs, processing applications and establishing Policy records. The monthly administration fee is a flat charge of $3 per month.

    SUPPLEMENTAL RIDER CHARGES.  See "Supplemental Riders".

    MORTALITY AND EXPENSE RISK CHARGE. This charge compensates Protective Life for the mortality risk it assumes which is that the Insureds on the Policies may die sooner than anticipated and therefore Protective Life will pay an aggregate amount of death benefits greater than anticipated. The expense risk Protective Life assumes is that expenses incurred in issuing and administering the Policies and the Variable Account will exceed the amounts realized from the administrative charges assessed against the Policies.

    Protective Life deducts a monthly charge from assets in the Sub-Accounts attributable to the Policies. This charge does not apply to Fixed Account assets attributable to the Policies. The maximum monthly mortality and expense risk charge to be deducted is equal to .075% multiplied by the Variable Account Value, which is equivalent to an annual rate of approximately 0.90% of such amount. Protective Life reserves the right to charge less than the maximum charge. The monthly mortality and expense risk charge is currently equal to
 .062% multiplied by the Variable Account Value, (which is equivalent to an annual rate of approximately 0.75% of such amount) during policy years 1 through 10 and .021% multiplied by the Variable Account Value (which is equivalent to an annual rate of approximately 0.25% of such amount) in Policy Years 11 and thereafter.

TRANSFER FEE

    Protective Life reserves the right to impose a $25 transfer fee on any transfer of Policy Value between or among the Sub-Accounts or the Fixed Account in excess of the 12 free transfers permitted each Policy Year. If the fee is imposed, it will be deducted from the amount requested to be transferred. If an amount is being transferred from more than one Sub-Account or the Fixed Account, the transfer fee will be deducted proportionately from the amount being transferred from each. This fee, if imposed, will reimburse Protective Life for administrative expenses incurred in effecting transfers.

WITHDRAWAL CHARGE


    Protective Life will deduct an administrative charge upon a Withdrawal. This charge is the lesser of 2% of the amount withdrawn or $25. This charge will be deducted from the amount withdrawn unless the Owner requests the charge to be deducted from the Policy Value in addition to the amount requested to be withdrawn. (See "Withdrawal Privilege" for rules for allocating the deduction.)


FUND EXPENSES

    The value of the net assets of each Sub-Account reflects the investment advisory fees and other expenses incurred by the corresponding Fund in which the Sub-Account invests. See the prospectus for each of the Funds.

EXCHANGE PRIVILEGE

    The Company is offering, where allowed by law, to owners of certain existing life policies (the "Existing Life Policy" and/or "Existing Life Policies") issued by it the opportunity to exchange such a life policy for this Policy. The Company reserves the right to modify, amend, terminate or suspend the Exchange Privilege at any time or from time to time. Owners of Existing Life Policies may, exchange their Existing Life Policies for this Policy. Owners of Existing Life Policies may also make a partial or full surrender from their Existing Life Policies and use the proceeds to purchase this Policy. All charges and deductions described in this prospectus are equally applicable to Policies purchased in an exchange. All charges and deductions may not be assessed under an Existing Life Policy in connection with an exchange, surrender, or partial surrender of an Existing Life Policy.

    The Policy differs from the Existing Life Policies in many significant respects. Most importantly, the Policy Value under this Policy may consist, entirely or in part, of Variable Account Value which fluctuates in response to the net investment return of the Variable Account. In contrast, the policy values under the Existing Life Policies always reflect interest credited by the Company. While a minimum rate of interest (typically 4 or 4 1/2 percent) is guaranteed, the Company in the past has credited interest at higher rates. Accordingly, policy values under the Existing Life Policies reflect changing current interest rates and do not vary with the investment performance of a Variable Account.


    Other significant differences between the Policy and the Existing Life Policies include: (1) additional charges applicable under the Policy not found in the Existing Life Policies; (2) no surrender charges under the Policy; (3) different death benefits; and (4) differences in federal and state laws and regulations applicable to each of the types of policies.


    A table which generally summarizes the different charges under the respective policies is as follows. For more complete details owners of Existing Life Policies should refer to their policy forms for a complete description.

                               EXISTING LIFE POLICY                     POLICY

Sales Charges/Premium    Ranges from 0% to 12% of premium  None
 Expense Charge          payments in all policy years.
                         The premium expense charge can
                         vary by age.

Administrative Fees      Ranges from $4 to $5 monthly.     $3 per month in all Policy Years

Mortality and Expense    None                              A monthly charge equal to .062%
 Charges                                                    multiplied by the Variable
                                                            Account Value, (which is
                                                            equivalent to annual rate of
                                                            0.75% of such amount) during
                                                            Policy Years 1-10; and
                                                            currently a monthly charge
                                                            equal to .021% multiplied by
                                                            the Variable Account (which is
                                                            equivalent to 0.25% of such
                                                            amount) in Policy Years 11 and
                                                            thereafter. The guaranteed
                                                            monthly mortality and expense
                                                            risk charge is .075% multiplied
                                                            by the Variable Account Value
                                                            (which is equivalent to an
                                                            annual rate of approximately
                                                            0.90%) in all years.

Withdrawal Charges       $25                               The lesser of $25 or 2% of the
                                                            withdrawal amount requested.

Monthly Deductions       A monthly deduction consisting    A monthly deduction consisting
                          of: (1) cost of insurance         of: (1) cost of insurance
                          charges (2) administrative fees   charges (2) administrative fees
                          (see above) (3) any charges for   (see above) (3) monthly
                          supplemental riders. (applies     mortality and expense charges
                          to Existing Life Policies which   (see above) and (4) any charges
                          are universal life plans)         for supplemental riders.

Surrender Charges        Surrender charges vary by policy  None
                          type and are incurred during a
                          surrender charge period which
                          ranges from 0 years up to 19
                          years.

Guaranteed Interest      Ranges from 4% to 5%.             Only Fixed Account : 4%.
 Rate

EFFECT OF THE EXCHANGE OFFER

    1. This Policy will be issued to Existing Life Policy Owners. Evidence of insurability may be required.


    2. If an Existing Life Policy owner is within current issue age limits, the Owner may carry over existing riders if available with the Policy. Evidence of insurability may be required. An increase or addition of riders will require full evidence of insurability.


    3. The Contestable and Suicide provisions in the Policy will begin again as of the effective date of the exchange, if evidence of insurability is required. If evidence of insurability is not required on the exchange, the Contestable and Suicide provisions will not begin again.


    TAX MATTERS. Owners of Existing Life Policies should carefully consider whether it will be advantageous to replace an Existing Life Policy with a Policy. IT MAY NOT BE ADVANTAGEOUS TO EXCHANGE AN EXISTING LIFE POLICY FOR A POLICY (OR TO SURRENDER IN FULL OR IN PART AN EXISTING LIFE POLICY AND USE THE SURRENDER OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY.)



    The Company believes that an exchange of an Existing Life Policy for a Policy generally should be treated as a nontaxable exchange within the meaning of Section 1035 of the Internal Revenue Code. A Policy purchased in an exchange will generally be treated as a newly issued contract as of the effective date of the Policy. This could have various tax consequences. (See "Tax Considerations".)


    IF YOU SURRENDER YOUR EXISTING LIFE POLICY IN WHOLE OR IN PART AND AFTER RECEIPT OF THE PROCEEDS YOU USE THE SURRENDER PROCEEDS OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY, IT WILL NOT BE TREATED AS A NON-TAXABLE EXCHANGE. THE SURRENDER PROCEEDS WILL GENERALLY BE INCLUDIBLE IN INCOME.

    Owners of Existing Life Policies should consult their tax advisers before exchanging an Existing Life Policy for this Policy, or before surrendering in whole or in part their Existing Life Policy and using the proceeds to purchase this Policy.


    SALES COMMISSIONS. Sales representatives offering the Policies to Existing Life Policies Owners will receive a standardized sales commission. In most cases, this sales commission will be somewhat less than that paid in connection with sales of the Policies to other purchasers. (See "Sale of Policies".)


               ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES,
                DEATH BENEFITS AND ACCUMULATED PREMIUM PAYMENTS

    The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Policy Values, Surrender Values and Death Benefits under a Policy covering an Insured of a given age on the Issue Date, would vary over time if planned premium payments were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show planned periodic premiums accumulated at 5% interest compounded annually. THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by an Owner and prevailing rates. These illustrations assume that net premium is allocated equally among the Sub-Accounts available under the Policy, and that no amounts are allocated to the Fixed Account.


    The illustrations reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross after tax return of the selected Funds. The tables assume an average annual expense ratio of 0.89% of the average daily net assets of the Funds available under the Policies.

This average annual expense ratio is based on the expense ratios of each of the Funds for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Fund. For information on Fund expenses, see the prospectus for each of the Funds accompanying this prospectus.


    In addition, the illustrations reflect the monthly charge to the Variable Account for assuming mortality and expense risks, which is currently equal to
 .062% multiplied by the Variable Account Value, (which is equivalent to an annual rate of approximately 0.75% of such amount) during Policies Years 1-10 and .021% multiplied by the Variable Account Value (which is equivalent to an annual rate of approximately 0.25% of such amount) in Policy Years 11 and thereafter. The guaranteed monthly mortality and expense risk charge is equal to
 .075% multiplied by the Variable Account Value (which is equivalent to 0.90% of such amount). After deduction of Fund expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates for Policy Years 1-10 of -1.64%, 4.36% and 10.36%, respectively and for Policy Years 11 and thereafter -1.14%, 4.86% and 10.86%, respectively.


    The illustrations also reflect the deduction of the monthly administration fee and the monthly cost of insurance charge for the hypothetical Insured. Protective Life's current cost of insurance charges, and the guaranteed maximum cost of insurance charges that Protective Life has the contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account and assume no Policy Debt or charges for supplemental riders.

    The illustrations are based on Protective Life's sex distinct rates for nonsmokers. Upon request, Owner(s) will be furnished with a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return in addition to those illustrated in the following tables.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER

                         $4,500 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                     USING CURRENT COST OF INSURANCE RATES


                PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
              ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
     END OF       AT        ---------------------------  ----------------------------  -------------------------------
     POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
---  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
46      1         4,725     3,986     3,986     250,000    4,239     4,239    250,000      4,494     4,494     250,000
47      2         9,686     7,882     7,882     250,000    8,638     8,638    250,000      9,425     9,425     250,000
48      3        14,896     11,642   11,642     250,000   13,154    13,154    250,000     14,790    14,790     250,000
49      4        20,365     15,315   15,315     250,000   17,840    17,840    250,000     20,683    20,683     250,000
50      5        26,109     18,833   18,833     250,000   22,633    22,633    250,000     27,088    27,088     250,000
51      6        32,139     22,258   22,258     250,000   27,604    27,604    250,000     34,128    34,128     250,000
52      7        38,471     25,459   25,459     250,000   32,626    32,626    250,000     41,737    41,737     250,000
53      8        45,120     28,413   28,413     250,000   37,679    37,679    250,000     49,958    49,958     250,000
54      9        52,101     31,097   31,097     250,000   42,745    42,745    250,000     58,844    58,844     250,000
55     10        59,431     34,323   34,323     250,000   48,613    48,613    250,000     69,221    69,221     250,000
56     11        67,127     37,537   37,537     250,000   54,878    54,878    250,000     80,965    80,965     250,000
57     12        75,208     40,511   40,511     250,000   61,269    61,269    250,000     93,854    93,854     250,000
58     13        83,694     43,220   43,220     250,000   67,777    67,777    250,000    108,023   108,023     250,000
59     14        92,604     45,718   45,718     250,000   74,466    74,466    250,000    123,687   123,687     250,000
60     15       101,959     47,911   47,911     250,000   81,271    81,271    250,000    140,989   140,989     250,000
61     16       111,782     49,724   49,724     250,000   88,151    88,151    250,000    160,134   160,134     250,000
62     17       122,096     51,372   51,372     250,000   95,307    95,307    250,000    181,507   181,507     250,000
63     18       132,926     52,814   52,814     250,000  102,734   102,734    250,000    205,384   205,384     254,676
64     19       144,297     54,107   54,107     250,000  110,504   110,504    250,000    231,849   231,849     282,856
65     20       156,237     55,228   55,228     250,000  118,634   118,634    250,000    261,105   261,105     313,326
66     21       168,773     56,610   56,610     250,000  127,451   127,451    250,000    293,590   293,590     349,373
67     22       181,937     57,718   57,718     250,000  136,640   136,640    250,000    329,455   329,455     388,757
68     23       195,759     58,523   58,523     250,000  146,235   146,235    250,000    369,041   369,041     431,779
69     24       210,272     58,992   58,992     250,000  156,275   156,275    250,000    412,731   412,731     478,768
70     25       225,511     59,088   59,088     250,000  166,810   166,810    250,000    460,941   460,941     530,083
71     26       241,511     58,766   58,766     250,000  177,901   177,901    250,000    514,136   514,136     580,974
72     27       258,312     57,985   57,985     250,000  189,627   189,627    250,000    572,971   572,971     635,997
73     28       275,952     56,696   56,696     250,000  202,080   202,080    250,000    638,097   638,097     695,526
74     29       294,475     54,900   54,900     250,000  215,390   215,390    250,000    710,284   710,284     760,003
75     30       313,924     52,462   52,462     250,000  229,678   229,678    250,000    790,366   790,366     829,885
76     31       334,345     49,282   49,282     250,000  245,024   245,024    257,275    879,337   879,337     923,304
77     32       355,787     45,238   45,238     250,000  261,059   261,059    274,112    977,578   977,578   1,026,457
78     33       378,301     40,278   40,278     250,000  277,783   277,783    291,672  1,086,032  1,086,032  1,140,333
79     34       401,941     34,146   34,146     250,000  295,209   295,209    309,970  1,205,684  1,205,684  1,265,968
80     35       426,763     26,758   26,758     250,000  313,363   313,363    329,031  1,337,663  1,337,663  1,404,546
81     36       452,827     17,764   17,764     250,000  332,252   332,252    348,864  1,483,129  1,483,129  1,557,286
82     37       480,193     6,868     6,868     250,000  351,890   351,890    369,485  1,643,375  1,643,375  1,725,544
83     38       508,928         *         *          *   372,306   372,306    390,921  1,819,872  1,819,872  1,910,866
84     39       539,099         *         *          *   393,497   393,497    413,172  2,014,090  2,014,090  2,114,795
85     40       570,779         *         *          *   415,486   415,486    436,260  2,227,744  2,227,744  2,339,131
86     41       604,043         *         *          *   438,258   438,258    460,171  2,462,497  2,462,497  2,585,622
87     42       638,970         *         *          *   461,823   461,823    484,914  2,720,291  2,720,291  2,856,306
88     43       675,644         *         *          *   486,177   486,177    510,486  3,003,153  3,003,153  3,153,310
89     44       714,151         *         *          *   511,312   511,312    536,878  3,313,244  3,313,244  3,478,907
90     45       754,583         *         *          *   537,219   537,219    564,080  3,652,894  3,652,894  3,835,539
91     46       797,037         *         *          *   563,891   563,891    586,446  4,024,630  4,024,630  4,185,615
92     47       841,614         *         *          *   592,244   592,244    610,011  4,438,099  4,438,099  4,571,242
93     48       888,420         *         *          *   622,535   622,535    634,986  4,899,420  4,899,420  4,997,409
94     49       937,566         *         *          *   655,066   655,066    661,617  5,415,855  5,415,855  5,470,014
95     50       989,169         *         *          *   690,188   690,188    690,188  5,996,064  5,996,064  5,996,064
96     51     1,043,353         *         *          *   728,311   728,311    728,311  6,650,406  6,650,406  6,650,406
97     52     1,100,245         *         *          *   768,282   768,282    768,282  7,375,616  7,375,616  7,375,616
98     53     1,159,983         *         *          *   810,190   810,190    810,190  8,179,369  8,179,369  8,179,369
99     54     1,222,707         *         *          *   854,128   854,128    854,128  9,070,171  9,070,171  9,070,171
100    55     1,288,567         *         *          *   900,195   900,195    900,195  10,057,449 10,057,449 10,057,449


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

*   In the absence of an additional premium, the Policy would lapse.


The illustration above is based on the following assumptions:


(1) Assumes that no Policy loans have been made.


(2) Current values reflect applicable Premium Expense charges, current cost of insurance rates, and a monthly administrative charge of $3.00 per month in all Policy Years, and expense risk charge equal to 0.062% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.75% of such amount during Policy Years 1-10: and in Policy Years 11+ is equal to 0.021% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.25% of such amount.


(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.


(4) Assumes that the planned premium is paid at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER

                         $4,500 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                    USING GUARANTEED COST OF INSURANCE RATES


                PREMIUM          0% HYPOTHETICAL              6% HYPOTHETICAL                 12% HYPOTHETICAL
              ACCUMULATED    GROSS INVESTMENT RETURNS    GROSS INVESTMENT RETURNS         GROSS INVESTMENT RETURNS
      END OF       AT       --------------------------  ---------------------------  ----------------------------------
      POLICY  5% INTEREST   POLICY  SURRENDER   DEATH   POLICY   SURRENDER   DEATH      POLICY     SURRENDER    DEATH
AGE    YEAR     PER YEAR    VALUE     VALUE    BENEFIT   VALUE     VALUE    BENEFIT     VALUE        VALUE     BENEFIT
----  ------  ------------  ------  ---------  -------  -------  ---------  -------  ------------  ---------  ---------
 46      1         4,725    3,577     3,577    250,000    3,818     3,818   250,000         4,059     4,059     250,000
 47      2         9,686    7,038     7,038    250,000    7,742     7,742   250,000         8,475     8,475     250,000
 48      3        14,896    10,381   10,381    250,000   11,773    11,773   250,000        13,283    13,283     250,000
 49      4        20,365    13,605   13,605    250,000   15,915    15,915   250,000        18,522    18,522     250,000
 50      5        26,109    16,704   16,704    250,000   20,166    20,166   250,000        24,232    24,232     250,000
 51      6        32,139    19,678   19,678    250,000   24,528    24,528   250,000        30,462    30,462     250,000
 52      7        38,471    22,515   22,515    250,000   28,995    28,995   250,000        37,256    37,256     250,000
 53      8        45,120    25,203   25,203    250,000   33,561    33,561   250,000        44,667    44,667     250,000
 54      9        52,101    27,734   27,734    250,000   38,221    38,221   250,000        52,755    52,755     250,000
 55     10        59,431    30,093   30,093    250,000   42,967    42,967   250,000        61,586    61,586     250,000
 56     11        67,127    32,269   32,269    250,000   47,795    47,795   250,000        71,240    71,240     250,000
 57     12        75,208    34,252   34,252    250,000   52,699    52,699   250,000        81,807    81,807     250,000
 58     13        83,694    36,034   36,034    250,000   57,683    57,683   250,000        93,398    93,398     250,000
 59     14        92,604    37,607   37,607    250,000   62,745    62,745   250,000       106,138   106,138     250,000
 60     15       101,959    38,950   38,950    250,000   67,877    67,877   250,000       120,163   120,163     250,000
 61     16       111,782    40,042   40,042    250,000   73,072    73,072   250,000       135,636   135,636     250,000
 62     17       122,096    40,860   40,860    250,000   78,322    78,322   250,000       152,749   152,749     250,000
 63     18       132,926    41,371   41,371    250,000   83,615    83,615   250,000       171,722   171,722     250,000
 64     19       144,297    41,533   41,533    250,000   88,933    88,933   250,000       192,821   192,821     250,000
 65     20       156,237    41,302   41,302    250,000   94,262    94,262   250,000       216,291   216,291     259,550
 66     21       168,773    40,636   40,636    250,000   99,592    99,592   250,000       242,060   242,060     288,052
 67     22       181,937    39,496   39,496    250,000  104,922   104,922   250,000       270,256   270,256     318,902
 68     23       195,759    37,835   37,835    250,000  110,249   110,249   250,000       301,102   301,102     352,290
 69     24       210,272    35,602   35,602    250,000  115,576   115,576   250,000       334,847   334,847     388,422
 70     25       225,511    32,728   32,728    250,000  120,900   120,900   250,000       371,759   371,759     427,523
 71     26       241,511    29,107   29,107    250,000  126,203   126,203   250,000       412,129   412,129     465,705
 72     27       258,312    24,471   24,471    250,000  131,394   131,394   250,000       456,412   456,412     506,618
 73     28       275,952    18,904   18,904    250,000  136,584   136,584   250,000       505,118   505,118     550,579
 74     29       294,475    12,049   12,049    250,000  141,672   141,672   250,000       558,729   558,729     597,840
 75     30       313,924    3,653     3,653    250,000  146,636   146,636   250,000       617,859   617,859     648,752
 76     31       334,345        *         *         *   151,480   151,480   250,000       683,250   683,250     717,413
 77     32       355,787        *         *         *   156,213   156,213   250,000       754,805   754,805     792,546
 78     33       378,301        *         *         *   160,855   160,855   250,000       833,064   833,064     874,717
 79     34       401,941        *         *         *   165,438   165,438   250,000       918,612   918,612     964,543
 80     35       426,763        *         *         *   169,985   169,985   250,000     1,012,071  1,012,071  1,062,674
 81     36       452,827        *         *         *   174,506   174,506   250,000     1,114,091  1,114,091  1,169,795
 82     37       480,193        *         *         *   179,005   179,005   250,000     1,225,351  1,225,351  1,286,619
 83     38       508,928        *         *         *   183,482   183,482   250,000     1,346,550  1,346,550  1,413,878
 84     39       539,099        *         *         *   187,945   187,945   250,000     1,478,405  1,478,405  1,552,325
 85     40       570,779        *         *         *   192,436   192,436   250,000     1,621,674  1,621,674  1,702,757
 86     41       604,043        *         *         *   197,038   197,038   250,000     1,777,163  1,777,163  1,866,021
 87     42       638,970        *         *         *   201,881   201,881   250,000     1,945,737  1,945,737  2,043,024
 88     43       675,644        *         *         *   207,149   207,149   250,000     2,128,310  2,128,310  2,234,725
 89     44       714,151        *         *         *   213,110   213,110   250,000     2,325,867  2,325,867  2,442,160
 90     45       754,583        *         *         *   220,129   220,129   250,000     2,539,422  2,539,422  2,666,393
 91     46       797,037        *         *         *   228,726   228,726   250,000     2,770,003  2,770,003  2,880,803
 92     47       841,614        *         *         *   239,667   239,667   250,000     3,025,885  3,025,885  3,116,662
 93     48       888,420        *         *         *   252,348   252,348   257,395     3,311,154  3,311,154  3,377,378
 94     49       937,566        *         *         *   266,037   266,037   268,697     3,630,775  3,630,775  3,667,082
 95     50       989,169        *         *         *   280,925   280,925   280,925     3,990,827  3,990,827  3,990,827
 96     51     1,043,353        *         *         *   297,285   297,285   297,285     4,399,381  4,399,381  4,399,381
 97     52     1,100,245        *         *         *   314,326   314,326   314,326     4,849,257  4,849,257  4,849,257
 98     53     1,159,983        *         *         *   332,077   332,077   332,077     5,344,634  5,344,634  5,344,634
 99     54     1,222,707        *         *         *   350,569   350,569   350,569     5,890,114  5,890,114  5,890,114
100     55     1,288,567        *         *         *   369,831   369,831   369,831     6,490,765  6,490,765  6,490,765


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

*   In the absence of an additional premium, the Policy would lapse.


The illustration above is based on the following assumptions:


(1) Assumes that no Policy loans have been made.


(2) Guaranteed values reflect applicable Premium Expense charges, guaranteed cost of insurance rates, a monthly administration charge of $3.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to 0.075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount in all Policy Years.


(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.


(4) Assumes that the planned premium is paid at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER

                         $10,000 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                     USING CURRENT COST OF INSURANCE RATES


                 PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                  12% HYPOTHETICAL
               ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS         GROSS INVESTMENT RETURNS
      END OF       AT        ---------------------------  ----------------------------  ----------------------------------
      POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH     POLICY    SURRENDER     DEATH
 AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE       VALUE      BENEFIT
----  ------   -----------   ------  ---------   -------  -------  ---------   -------  ----------  ----------  ----------
 46      1         10,500     9,389    9,389     259,389    9,970     9,970    259,970      10,551     10,551      260,551
 47      2         21,525    18,593   18,593     268,593   20,339    20,339    270,339      22,154     22,154      272,154
 48      3         33,101    27,565   27,565     277,565   31,071    31,071    281,071      34,862     34,862      284,862
 49      4         45,256    36,350   36,350     286,350   42,225    42,225    292,225      48,832     48,832      298,832
 50      5         58,019    44,888   44,888     294,888   53,755    53,755    303,755      64,129     64,129      314,129
 51      6         71,420    53,234   53,234     303,234   65,729    65,729    315,729      80,943     80,943      330,943
 52      7         85,491    61,245   61,245     311,245   78,016    78,016    328,016      99,275     99,275      349,275
 53      8        100,266    68,892   68,892     318,892   90,594    90,594    340,594     119,243    119,243      369,243
 54      9        115,779    76,145   76,145     326,145  103,437   103,437    353,437     140,978    140,978      390,978
 55     10        132,068    83,942   83,942     333,942  117,520   117,520    367,520     165,652    165,652      415,652
 56     11        149,171    91,881   91,881     341,881  132,677   132,677    382,677     193,623    193,623      443,623
 57     12        167,130    99,472   99,472     349,472  148,301   148,301    398,301     224,347    224,347      474,347
 58     13        185,986    106,679 106,679     356,679  164,376   164,376    414,376     258,082    258,082      508,082
 59     14        205,786    113,563 113,563     363,563  180,981   180,981    430,981     295,215    295,215      545,215
 60     15        226,575    120,003 120,003     370,003  198,013   198,013    448,013     335,980    335,980      585,980
 61     16        248,404    125,900 125,900     375,900  215,385   215,385    465,385     380,661    380,661      630,661
 62     17        271,324    131,524 131,524     381,524  233,387   233,387    483,387     429,962    429,962      679,962
 63     18        295,390    136,823 136,823     386,823  251,992   251,992    501,992     484,324    484,324      734,324
 64     19        320,660    141,869 141,869     391,869  271,299   271,299    521,299     544,369    544,369      794,369
 65     20        347,193    146,634 146,634     396,634  291,311   291,311    541,311     610,679    610,679      860,679
 66     21        375,052    151,677 151,677     401,677  312,636   312,636    562,636     684,525    684,525      934,525
 67     22        404,305    156,304 156,304     406,304  334,623   334,623    584,623     765,986    765,986    1,015,986
 68     23        435,020    160,476 160,476     410,476  357,262   357,262    607,262     855,842    855,842    1,105,842
 69     24        467,271    164,155 164,155     414,155  380,537   380,537    630,537     954,956    954,956    1,204,956
 70     25        501,135    167,296 167,296     417,296  404,427   404,427    654,427   1,064,275  1,064,275    1,314,275
 71     26        536,691    169,851 169,851     419,851  428,907   428,907    678,907   1,184,849  1,184,849    1,434,849
 72     27        574,026    171,780 171,780     421,780  453,957   453,957    703,957   1,317,846  1,317,846    1,567,846
 73     28        613,227    173,038 173,038     423,038  479,551   479,551    729,551   1,464,557  1,464,557    1,714,557
 74     29        654,388    173,655 173,655     423,655  505,738   505,738    755,738   1,626,490  1,626,490    1,876,490
 75     30        697,608    173,487 173,487     423,487  532,389   532,389    782,389   1,805,132  1,805,132    2,055,132
 76     31        742,988    172,455 172,455     422,455  559,440   559,440    809,440   2,002,200  2,002,200    2,252,200
 77     32        790,638    170,469 170,469     420,469  586,803   586,803    836,803   2,219,584  2,219,584    2,469,584
 78     33        840,670    167,546 167,546     417,546  614,501   614,501    864,501   2,459,489  2,459,489    2,709,489
 79     34        893,203    163,475 163,475     413,475  642,323   642,323    892,323   2,724,121  2,724,121    2,974,121
 80     35        948,363    158,295 158,295     408,295  670,299   670,299    920,299   3,016,183  3,016,183    3,266,183
 81     36      1,006,281    151,772 151,772     401,772  698,183   698,183    948,183   3,338,382  3,338,382    3,588,382
 82     37      1,067,095    143,800 143,800     393,800  725,846   725,846    975,846   3,693,858  3,693,858    3,943,858
 83     38      1,130,950    134,475 134,475     384,475  753,358   753,358    1,003,358  4,086,295 4,086,295    4,336,295
 84     39      1,197,998    123,517 123,517     373,517  780,408   780,408    1,030,408  4,519,383 4,519,383    4,769,383
 85     40      1,268,398    110,978 110,978     360,978  807,008   807,008    1,057,008  4,997,561 4,997,561    5,247,561
 86     41      1,342,318    96,481   96,481     346,481  832,726   832,726    1,082,726  5,524,131 5,524,131    5,800,338
 87     42      1,419,933    79,999   79,999     329,999  857,472   857,472    1,107,472  6,102,385 6,102,385    6,407,505
 88     43      1,501,430    61,381   61,381     311,381  881,018   881,018    1,131,018  6,736,866 6,736,866    7,073,709
 89     44      1,587,002    40,473   40,473     290,473  903,120   903,120    1,153,120  7,432,427 7,432,427    7,804,048
 90     45      1,676,852    17,148   17,148     267,148  923,553   923,553    1,173,553  8,194,289 8,194,289    8,604,003
 91     46      1,771,194         *        *          *   942,137   942,137    1,192,137  9,028,120 9,028,120    9,389,245
 92     47      1,870,254         *        *          *   958,832   958,832    1,208,832  9,955,565 9,955,565   10,254,232
 93     48      1,974,267         *        *          *   973,464   973,464    1,223,464 10,990,346 10,990,346  11,240,346
 94     49      2,083,480         *        *          *   985,846   985,846    1,235,846 12,145,051 12,145,051  12,395,051
 95     50      2,198,154         *        *          *   995,787   995,787    1,245,787 13,421,679 13,421,679  13,671,679
 96     51      2,318,562         *        *          *   1,003,080 1,003,080  1,253,080 14,833,343 14,833,343  15,083,343
 97     52      2,444,990         *        *          *   1,007,517 1,007,517  1,257,517 16,394,586 16,394,586  16,644,586
 98     53      2,577,739         *        *          *   1,008,878 1,008,878  1,258,878 18,121,525 18,121,525  18,371,525
 99     54      2,717,126         *        *          *   1,006,924 1,006,924  1,256,924 20,032,011 20,032,011  20,282,011
100     55      2,863,482         *        *          *   1,001,413 1,001,413  1,251,413 22,145,841 22,145,841  22,395,841


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

*   In the absence of an additional premium, the Policy would lapse.


The illustration above is based on the following assumptions:


(1) Assumes that no Policy loans have been made.


(2) Current values reflect applicable Premium Expense charges, current cost of insurance rates, and a monthly administrative charge of $3.00 per month in all Policy Years, and expense risk charge equal to 0.062% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.75% of such amount during Policy Years 1-10: and in Policy Years 11+ is equal to 0.021% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.25% of such amount.


(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.


(4) Assumes that the planned premium is paid at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER

                         $10,000 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                    USING GUARANTEED COST OF INSURANCE RATES


                PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
              ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
     END OF       AT        ---------------------------  ----------------------------  -------------------------------
     POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
---  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
46      1         10,500     8,966    8,966     258,966    9,533     9,533    259,533     10,100    10,100     260,100
47      2         21,525    17,706   17,706     267,706   19,394    19,394    269,394     21,151    21,151     271,151
48      3         33,101    26,219   26,219     276,219   29,593    29,593    279,593     33,244    33,244     283,244
49      4         45,256    34,504   34,504     284,504   40,138    40,138    290,138     46,478    46,478     296,478
50      5         58,019    42,556   42,556     292,556   51,033    51,033    301,033     60,959    60,959     310,959
51      6         71,420    50,372   50,372     300,372   62,287    62,287    312,287     76,807    76,807     326,807
52      7         85,491    57,941   57,941     307,941   73,899    73,899    323,899     94,142    94,142     344,142
53      8        100,266    65,249   65,249     315,249   85,864    85,864    335,864    113,096   113,096     363,096
54      9        115,779    72,287   72,287     322,287   98,182    98,182    348,182    133,817   133,817     383,817
55     10        132,068    79,036   79,036     329,036  110,846   110,846    360,846    156,461   156,461     406,461
56     11        149,171    85,484   85,484     335,484  123,851   123,851    373,851    181,202   181,202     431,202
57     12        167,130    91,618   91,618     341,618  137,191   137,191    387,191    208,233   208,233     458,233
58     13        185,986    97,429   97,429     347,429  150,867   150,867    400,867    237,771   237,771     487,771
59     14        205,786    102,908 102,908     352,908  164,876   164,876    414,876    270,052   270,052     520,052
60     15        226,575    108,029 108,029     358,029  179,201   179,201    429,201    305,321   305,321     555,321
61     16        248,404    112,769 112,769     362,769  193,823   193,823    443,823    343,849   343,849     593,849
62     17        271,324    117,104 117,104     367,104  208,723   208,723    458,723    385,932   385,932     635,932
63     18        295,390    120,995 120,995     370,995  223,866   223,866    473,866    431,881   431,881     681,881
64     19        320,660    124,398 124,398     374,398  239,208   239,208    489,208    482,032   482,032     732,032
65     20        347,193    127,267 127,267     377,267  254,701   254,701    504,701    536,752   536,752     786,752
66     21        375,052    129,563 129,563     379,563  270,299   270,299    520,299    596,450   596,450     846,450
67     22        404,305    131,255 131,255     381,255  285,967   285,967    535,967    661,587   661,587     911,587
68     23        435,020    132,308 132,308     382,308  301,659   301,659    551,659    732,663   732,663     982,663
69     24        467,271    132,686 132,686     382,686  317,328   317,328    567,328    810,230   810,230   1,060,230
70     25        501,135    132,343 132,343     382,343  332,912   332,912    582,912    894,882   894,882   1,144,882
71     26        536,691    131,199 131,199     381,199  348,312   348,312    598,312    987,237   987,237   1,237,237
72     27        574,026    129,012 129,012     379,012  363,256   363,256    613,256  1,087,800  1,087,800  1,337,800
73     28        613,227    125,956 125,956     375,956  377,886   377,886    627,886  1,197,569  1,197,569  1,447,569
74     29        654,388    121,740 121,740     371,740  391,873   391,873    641,873  1,317,148  1,317,148  1,567,148
75     30        697,608    116,234 116,234     366,234  405,033   405,033    655,033  1,447,369  1,447,369  1,697,369
76     31        742,988    109,361 109,361     359,361  417,229   417,229    667,229  1,589,201  1,589,201  1,839,201
77     32        790,638    101,048 101,048     351,048  428,320   428,320    678,320  1,743,715  1,743,715  1,993,715
78     33        840,670    91,239   91,239     341,239  438,176   438,176    688,176  1,912,108  1,912,108  2,162,108
79     34        893,203    79,896   79,896     329,896  446,680   446,680    696,680  2,095,714  2,095,714  2,345,714
80     35        948,363    66,940   66,940     316,940  453,664   453,664    703,664  2,295,959  2,295,959  2,545,959
81     36      1,006,281    52,221   52,221     302,221  458,882   458,882    708,882  2,514,335  2,514,335  2,764,335
82     37      1,067,095    35,542   35,542     285,542  462,024   462,024    712,024  2,752,434  2,752,434  3,002,434
83     38      1,130,950    16,645   16,645     266,645  462,700   462,700    712,700  3,011,938  3,011,938  3,261,938
84     39      1,197,998         *        *          *   460,474   460,474    710,474  3,294,668  3,294,668  3,544,668
85     40      1,268,398         *        *          *   454,944   454,944    704,944  3,602,684  3,602,684  3,852,684
86     41      1,342,318         *        *          *   445,766   445,766    695,766  3,938,329  3,938,329  4,188,329
87     42      1,419,933         *        *          *   432,646   432,646    682,646  4,304,252  4,304,252  4,554,252
88     43      1,501,430         *        *          *   415,308   415,308    665,308  4,703,402  4,703,402  4,953,402
89     44      1,587,002         *        *          *   393,541   393,541    643,541  5,138,941  5,138,941  5,395,888
90     45      1,676,852         *        *          *   367,070   367,070    617,070  5,610,894  5,610,894  5,891,438
91     46      1,771,194         *        *          *   335,559   335,559    585,559  6,120,473  6,120,473  6,370,473
92     47      1,870,254         *        *          *   298,588   298,588    548,588  6,685,772  6,685,772  6,935,772
93     48      1,974,267         *        *          *   255,584   255,584    505,584  7,305,093  7,305,093  7,555,093
94     49      2,083,480         *        *          *   205,756   205,756    455,756  7,981,866  7,981,866  8,231,866
95     50      2,198,154         *        *          *   147,427   147,427    397,427  8,720,467  8,720,467  8,970,467
96     51      2,318,562         *        *          *    77,444    77,444    327,444  9,524,263  9,524,263  9,774,263
97     52      2,444,990         *        *          *         *         *         *   10,394,114 10,394,114 10,644,114
98     53      2,577,739         *        *          *         *         *         *   11,324,887 11,324,887 11,574,887
99     54      2,717,126         *        *          *         *         *         *   12,298,302 12,298,302 12,548,302
100    55      2,863,482         *        *          *         *         *         *   13,290,310 13,290,310 13,540,310


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

*   In the absence of an additional premium, the Policy would lapse.


The illustration above is based on the following assumptions:


(1) Assumes that no Policy loans have been made.


(2) Guaranteed values reflect applicable Premium Expense charges, guaranteed cost of insurance rates, a monthly administration charge of $3.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to 0.075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount in all Policy Years.


(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.


(4) Assumes that the planned premium is paid at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER

                         $3,750 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                     USING CURRENT COST OF INSURANCE RATES


                 PREMIUM            0% HYPOTHETICAL                6% HYPOTHETICAL                  12% HYPOTHETICAL
               ACCUMULATED      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS         GROSS INVESTMENT RETURNS
      END OF       AT        ------------------------------  ----------------------------  ----------------------------------
      POLICY   5% INTEREST    POLICY    SURRENDER    DEATH   POLICY   SURRENDER    DEATH     POLICY    SURRENDER     DEATH
 AGE   YEAR     PER YEAR       VALUE      VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE       VALUE      BENEFIT
----  ------   -----------   ---------  ---------   -------  -------  ---------   -------  ----------  ----------  ----------
 46      1          3,938        3,144    3,144     250,000    3,350     3,350    250,000       3,556      3,556      250,000
 47      2          8,072        6,209    6,209     250,000    6,817     6,817    250,000       7,450      7,450      250,000
 48      3         12,413        9,194    9,194     250,000   10,404    10,404    250,000      11,715     11,715      250,000
 49      4         16,971       12,098   12,098     250,000   14,115    14,115    250,000      16,388     16,388      250,000
 50      5         21,757       14,832   14,832     250,000   17,863    17,863    250,000      21,419     21,419      250,000
 51      6         26,783       17,380   17,380     250,000   21,634    21,634    250,000      26,832     26,832      250,000
 52      7         32,059       20,319   20,319     250,000   26,010    26,010    250,000      33,252     33,252      250,000
 53      8         37,600       23,162   23,162     250,000   30,530    30,530    250,000      40,292     40,292      250,000
 54      9         43,417       25,908   25,908     250,000   35,201    35,201    250,000      48,019     48,019      250,000
 55     10         49,525       28,559   28,559     250,000   40,028    40,028    250,000      56,507     56,507      250,000
 56     11         55,939       31,195   31,195     250,000   45,172    45,172    250,000      66,097     66,097      250,000
 57     12         62,674       33,660   33,660     250,000   50,439    50,439    250,000      76,630     76,630      250,000
 58     13         69,745       35,965   35,965     250,000   55,850    55,850    250,000      88,233     88,233      250,000
 59     14         77,170       38,098   38,098     250,000   61,405    61,405    250,000     101,032    101,032      250,000
 60     15         84,966       40,052   40,052     250,000   67,109    67,109    250,000     115,175    115,175      250,000
 61     16         93,151       41,751   41,751     250,000   72,909    72,909    250,000     130,789    130,789      250,000
 62     17        101,746       43,360   43,360     250,000   78,964    78,964    250,000     148,175    148,175      250,000
 63     18        110,771       44,851   44,851     250,000   85,268    85,268    250,000     167,543    167,543      250,000
 64     19        120,247       46,289   46,289     250,000   91,894    91,894    250,000     189,170    189,170      250,000
 65     20        130,197       47,639   47,639     250,000   98,834    98,834    250,000     213,308    213,308      255,970
 66     21        140,645       49,186   49,186     250,000  106,328   106,328    250,000     240,144    240,144      285,772
 67     22        151,614       50,579   50,579     250,000  114,140   114,140    250,000     269,823    269,823      318,391
 68     23        163,132       51,820   51,820     250,000  122,303   122,303    250,000     302,646    302,646      354,096
 69     24        175,227       52,879   52,879     250,000  130,827   130,827    250,000     338,942    338,942      393,172
 70     25        187,925       53,760   53,760     250,000  139,753   139,753    250,000     379,081    379,081      435,943
 71     26        201,259       54,417   54,417     250,000  149,094   149,094    250,000     423,461    423,461      478,511
 72     27        215,260       54,846   54,846     250,000  158,897   158,897    250,000     472,602    472,602      524,588
 73     28        229,960       54,982   54,982     250,000  169,184   169,184    250,000     527,023    527,023      574,455
 74     29        245,396       54,807   54,807     250,000  180,013   180,013    250,000     587,331    587,331      628,444
 75     30        261,603       54,231   54,231     250,000  191,427   191,427    250,000     654,194    654,194      686,904
 76     31        278,621       53,220   53,220     250,000  203,506   203,506    250,000     728,395    728,395      764,815
 77     32        296,489       51,700   51,700     250,000  216,341   216,341    250,000     810,443    810,443      850,965
 78     33        315,251       49,579   49,579     250,000  230,045   230,045    250,000     901,137    901,137      946,194
 79     34        334,951       46,690   46,690     250,000  244,691   244,691    256,926   1,001,336  1,001,336    1,051,403
 80     35        355,636       42,966   42,966     250,000  259,999   259,999    272,999   1,112,007  1,112,007    1,167,608
 81     36        377,356       38,273   38,273     250,000  275,963   275,963    289,762   1,234,194  1,234,194    1,295,904
 82     37        400,161       32,450   32,450     250,000  292,601   292,601    307,231   1,369,036  1,369,036    1,437,488
 83     38        424,106       25,311   25,311     250,000  309,928   309,928    325,424   1,517,775  1,517,775    1,593,664
 84     39        449,249       16,512   16,512     250,000  327,951   327,951    344,349   1,681,717  1,681,717    1,765,803
 85     40        475,649        5,884    5,884     250,000  346,693   346,693    364,028   1,862,365  1,862,365    1,955,483
 86     41        503,369            *        *          *   366,166   366,166    384,475   2,061,313  2,061,313    2,164,378
 87     42        532,475            *        *          *   386,380   386,380    405,699   2,280,275  2,280,275    2,394,289
 88     43        563,036            *        *          *   407,342   407,342    427,709   2,521,118  2,521,118    2,647,174
 89     44        595,126            *        *          *   429,061   429,061    450,514   2,785,860  2,785,860    2,925,153
 90     45        628,819            *        *          *   451,542   451,542    474,119   3,076,679  3,076,679    3,230,513
 91     46        664,198            *        *          *   474,787   474,787    493,778   3,395,925  3,395,925    3,531,762
 92     47        701,345            *        *          *   499,378   499,378    514,359   3,750,490  3,750,490    3,863,005
 93     48        740,350            *        *          *   525,497   525,497    536,007   4,145,240  4,145,240    4,228,144
 94     49        781,305            *        *          *   553,360   553,360    558,894   4,585,915  4,585,915    4,631,774
 95     50        824,308            *        *          *   583,220   583,220    583,220   5,079,320  5,079,320    5,079,320
 96     51        869,461            *        *          *   615,374   615,374    615,374   5,633,545  5,633,545    5,633,545
 97     52        916,871            *        *          *   649,086   649,086    649,086   6,247,794  6,247,794    6,247,794
 98     53        966,652            *        *          *   684,432   684,432    684,432   6,928,568  6,928,568    6,928,568
 99     54      1,018,922            *        *          *   721,491   721,491    721,491   7,683,073  7,683,073    7,683,073
100     55      1,073,806            *        *          *   760,345   760,345    760,345   8,519,293  8,519,293    8,519,293


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

*   In the absence of an additional premium, the Policy would lapse.


The illustration above is based on the following assumptions:


(1) Assumes that no Policy loans have been made.


(2) Current values reflect applicable Premium Expense charges, current cost of insurance rates, and a monthly administrative charge of $3.00 per month in all Policy Years, and expense risk charge equal to 0.062% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.75% of such amount during Policy Years 1-10: and in Policy Years 11+ is equal to 0.021% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.25% of such amount.


(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.


(4) Assumes that the planned premium is paid at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER

                         $3,750 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                    USING GUARANTEED COST OF INSURANCE RATES


                 PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
               ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
      END OF       AT        ---------------------------  ----------------------------  -------------------------------
      POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
AGE    YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
----  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
 46      1         3,938     2,919     2,919     250,000    3,117     3,117    250,000      3,316     3,316     250,000
 47      2         8,072     5,746     5,746     250,000    6,325     6,325    250,000      6,928     6,928     250,000
 48      3        12,413     8,480     8,480     250,000    9,622     9,622    250,000     10,862    10,862     250,000
 49      4        16,971     11,117   11,117     250,000   13,011    13,011    250,000     15,149    15,149     250,000
 50      5        21,757     13,659   13,659     250,000   16,495    16,495    250,000     19,827    19,827     250,000
 51      6        26,783     16,098   16,098     250,000   20,070    20,070    250,000     24,929    24,929     250,000
 52      7        32,059     18,434   18,434     250,000   23,737    23,737    250,000     30,499    30,499     250,000
 53      8        37,600     20,659   20,659     250,000   27,496    27,496    250,000     36,580    36,580     250,000
 54      9        43,417     22,763   22,763     250,000   31,338    31,338    250,000     43,219    43,219     250,000
 55     10        49,525     24,747   24,747     250,000   35,269    35,269    250,000     50,479    50,479     250,000
 56     11        55,939     26,608   26,608     250,000   39,291    39,291    250,000     58,426    58,426     250,000
 57     12        62,674     28,346   28,346     250,000   43,408    43,408    250,000     67,142    67,142     250,000
 58     13        69,745     29,965   29,965     250,000   47,630    47,630    250,000     76,717    76,717     250,000
 59     14        77,170     31,472   31,472     250,000   51,970    51,970    250,000     87,257    87,257     250,000
 60     15        84,966     32,862   32,862     250,000   56,431    56,431    250,000     98,874    98,874     250,000
 61     16        93,151     34,121   34,121     250,000   61,009    61,009    250,000    111,685   111,685     250,000
 62     17       101,746     35,231   35,231     250,000   65,696    65,696    250,000    125,824   125,824     250,000
 63     18       110,771     36,159   36,159     250,000   70,471    70,471    250,000    141,436   141,436     250,000
 64     19       120,247     36,862   36,862     250,000   75,310    75,310    250,000    158,693   158,693     250,000
 65     20       130,197     37,305   37,305     250,000   80,194    80,194    250,000    177,802   177,802     250,000
 66     21       140,645     37,469   37,469     250,000   85,120    85,120    250,000    199,019   199,019     250,000
 67     22       151,614     37,335   37,335     250,000   90,087    90,087    250,000    222,577   222,577     262,641
 68     23       163,132     36,898   36,898     250,000   95,109    95,109    250,000    248,446   248,446     290,682
 69     24       175,227     36,156   36,156     250,000  100,202   100,202    250,000    276,825   276,825     321,117
 70     25       187,925     35,086   35,086     250,000  105,372   105,372    250,000    307,957   307,957     354,151
 71     26       201,259     33,631   33,631     250,000  110,604   110,604    250,000    342,107   342,107     386,581
 72     27       215,260     31,712   31,712     250,000  115,873   115,873    250,000    379,646   379,646     421,407
 73     28       229,960     29,204   29,204     250,000  121,137   121,137    250,000    420,930   420,930     458,814
 74     29       245,396     25,962   25,962     250,000  126,350   126,350    250,000    466,367   466,367     499,013
 75     30       261,603     21,827   21,827     250,000  131,472   131,472    250,000    516,432   516,432     542,253
 76     31       278,621     16,638   16,638     250,000  136,478   136,478    250,000    571,687   571,687     600,271
 77     32       296,489     10,229   10,229     250,000  141,354   141,354    250,000    632,268   632,268     663,881
 78     33       315,251     2,422     2,422     250,000  146,100   146,100    250,000    698,657   698,657     733,590
 79     34       334,951         *         *          *   150,717   150,717    250,000    771,379   771,379     809,948
 80     35       355,636         *         *          *   155,195   155,195    250,000    850,992   850,992     893,541
 81     36       377,356         *         *          *   159,504   159,504    250,000    938,084   938,084     984,989
 82     37       400,161         *         *          *   163,597   163,597    250,000  1,033,275  1,033,275  1,084,939
 83     38       424,106         *         *          *   167,408   167,408    250,000  1,137,203  1,137,203  1,194,063
 84     39       449,249         *         *          *   170,861   170,861    250,000  1,250,531  1,250,531  1,313,058
 85     40       475,649         *         *          *   173,888   173,888    250,000  1,373,961  1,373,961  1,442,659
 86     41       503,369         *         *          *   176,412   176,412    250,000  1,508,226  1,508,226  1,583,637
 87     42       532,475         *         *          *   178,348   178,348    250,000  1,654,101  1,654,101  1,736,806
 88     43       563,036         *         *          *   179,573   179,573    250,000  1,812,384  1,812,384  1,903,003
 89     44       595,126         *         *          *   179,921   179,921    250,000  1,983,911  1,983,911  2,083,106
 90     45       628,819         *         *          *   179,130   179,130    250,000  2,169,516  2,169,516  2,277,992
 91     46       664,198         *         *          *   176,818   176,818    250,000  2,370,047  2,370,047  2,464,849
 92     47       701,345         *         *          *   172,382   172,382    250,000  2,591,796  2,591,796  2,669,550
 93     48       740,350         *         *          *   164,854   164,854    250,000  2,838,158  2,838,158  2,894,921
 94     49       781,305         *         *          *   152,614   152,614    250,000  3,113,311  3,113,311  3,144,444
 95     50       824,308         *         *          *   132,723   132,723    250,000  3,422,509  3,422,509  3,422,509
 96     51       869,461         *         *          *    99,259    99,259    250,000  3,772,757  3,772,757  3,772,757
 97     52       916,871         *         *          *    38,493    38,493    250,000  4,158,430  4,158,430  4,158,430
 98     53       966,652         *         *          *         *         *         *   4,583,110  4,583,110  4,583,110
 99     54     1,018,922         *         *          *         *         *         *   5,050,743  5,050,743  5,050,743
100     55     1,073,806         *         *          *         *         *         *   5,565,672  5,565,672  5,565,672


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

*   In the absence of an additional premium, the Policy would lapse.


The illustration above is based on the following assumptions:


(1) Assumes that no Policy loans have been made.


(2) Guaranteed values reflect applicable Premium Expense charges, guaranteed cost of insurance rates, a monthly administration charge of $3.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to 0.075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount in all Policy Years.


(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.


(4) Assumes that the planned premium is paid at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER

                         $7,500 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                     USING CURRENT COST OF INSURANCE RATES


                 PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
               ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
      END OF       AT        ---------------------------  ----------------------------  -------------------------------
      POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
 AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
----  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
 46      1         7,875      6,826    6,826     256,826    7,255     7,255    257,255      7,684      7,684    257,684
 47      2        16,144     13,506   13,506     263,506   14,787    14,787    264,787     16,121     16,121    266,121
 48      3        24,826     20,039   20,039     270,039   22,606    22,606    272,606     25,384     25,384    275,384
 49      4        33,942     26,424   26,424     276,424   30,721    30,721    280,721     35,556     35,556    285,556
 50      5        43,514     32,566   32,566     282,566   39,043    39,043    289,043     46,627     46,627    296,627
 51      6        53,565     38,448   38,448     288,448   47,561    47,561    297,561     58,665     58,665    308,665
 52      7        64,118     44,694   44,694     294,694   56,922    56,922    306,922     72,431     72,431    322,431
 53      8        75,199     50,779   50,779     300,779   66,627    66,627    316,627     87,550     87,550    337,550
 54      9        86,834     56,703   56,703     306,703   76,688    76,688    326,688    104,158    104,158    354,158
 55     10        99,051     62,466   62,466     312,466   87,117    87,117    337,117    122,405    122,405    372,405
 56     11       111,878     68,319   68,319     318,319   98,324    98,324    348,324    143,069    143,069    393,069
 57     12       125,347     73,932   73,932     323,932  109,896   109,896    359,896    165,788    165,788    415,788
 58     13       139,490     79,315   79,315     329,315  121,856   121,856    371,856    190,790    190,790    440,790
 59     14       154,339     84,453   84,453     334,453  134,206   134,206    384,206    218,304    218,304    468,304
 60     15       169,931     89,332   89,332     339,332  146,949   146,949    396,949    248,586    248,586    498,586
 61     16       186,303     93,862   93,862     343,862  160,006   160,006    410,006    281,834    281,834    531,834
 62     17       203,493     98,239   98,239     348,239  173,590   173,590    423,590    318,575    318,575    568,575
 63     18       221,543     102,430 102,430     352,430  187,692   187,692    437,692    359,150    359,150    609,150
 64     19       240,495     106,513 106,513     356,513  202,416   202,416    452,416    404,057    404,057    654,057
 65     20       260,394     110,446 110,446     360,446  217,746   217,746    467,746    453,716    453,716    703,716
 66     21       281,289     114,584 114,584     364,584  234,076   234,076    484,076    509,019    509,019    759,019
 67     22       303,229     118,487 118,487     368,487  251,004   251,004    501,004    570,112    570,112    820,112
 68     23       326,265     122,159 122,159     372,159  268,559   268,559    518,559    637,622    637,622    887,622
 69     24       350,453     125,560 125,560     375,560  286,729   286,729    536,729    712,201    712,201    962,201
 70     25       375,851     128,696 128,696     378,696  305,546   305,546    555,546    794,616    794,616  1,044,616
 71     26       402,518     131,508 131,508     381,508  324,976   324,976    574,976    885,650    885,650  1,135,650
 72     27       430,519     133,994 133,994     383,994  345,045   345,045    595,045    986,231    986,231  1,236,231
 73     28       459,920     136,074 136,074     386,074  365,696   365,696    615,696  1,097,302  1,097,302  1,347,302
 74     29       490,791     137,729 137,729     387,729  386,933   386,933    636,933  1,219,976  1,219,976  1,469,976
 75     30       523,206     138,851 138,851     388,851  408,669   408,669    658,669  1,355,389  1,355,389  1,605,389
 76     31       557,241     139,410 139,410     389,410  430,890   430,890    680,890  1,504,882  1,504,882  1,754,882
 77     32       592,978     139,330 139,330     389,330  453,534   453,534    703,534  1,669,892  1,669,892  1,919,892
 78     33       630,502     138,520 138,520     388,520  476,521   476,521    726,521  1,851,995  1,851,995  2,101,995
 79     34       669,902     136,809 136,809     386,809  499,682   499,682    749,682  2,052,852  2,052,852  2,302,852
 80     35       711,272     134,169 134,169     384,169  522,986   522,986    772,986  2,274,454  2,274,454  2,524,454
 81     36       754,711     130,508 130,508     380,508  546,334   546,334    796,334  2,518,935  2,518,935  2,768,935
 82     37       800,322     125,729 125,729     375,729  569,615   569,615    819,615  2,788,661  2,788,661  3,038,661
 83     38       848,213     119,738 119,738     369,738  592,718   592,718    842,718  3,086,252  3,086,252  3,336,252
 84     39       898,498     112,311 112,311     362,311  615,387   615,387    865,387  3,414,472  3,414,472  3,664,472
 85     40       951,298     103,477 103,477     353,477  637,614   637,614    887,614  3,776,651  3,776,651  4,026,651
 86     41     1,006,738     93,145   93,145     343,145  659,268   659,268    909,268  4,176,353  4,176,353  4,426,353
 87     42     1,064,950     81,188   81,188     331,188  680,172   680,172    930,172  4,617,490  4,617,490  4,867,490
 88     43     1,126,073     67,510   67,510     317,510  700,171   700,171    950,171  5,104,399  5,104,399  5,359,619
 89     44     1,190,251     52,017   52,017     302,017  719,104   719,104    969,104  5,640,347  5,640,347  5,922,365
 90     45     1,257,639     34,614   34,614     284,614  736,800   736,800    986,800  6,229,087  6,229,087  6,540,541
 91     46     1,328,396     15,210   15,210     265,210  753,084   753,084    1,003,084 6,875,374 6,875,374  7,150,389
 92     47     1,402,690          *        *           *  767,820   767,820    1,017,820 7,593,162 7,593,162  7,843,162
 93     48     1,480,700          *        *           *  780,822   780,822    1,030,822 8,390,783 8,390,783  8,640,783
 94     49     1,562,610          *        *           *  791,895   791,895    1,041,895 9,272,150 9,272,150  9,522,150
 95     50     1,648,615          *        *           *  800,834   800,834    1,050,834 10,246,220 10,246,220 10,496,220
 96     51     1,738,921          *        *           *  807,429   807,429    1,057,429 11,322,921 11,322,921 11,572,921
 97     52     1,833,742          *        *           *  811,450   811,450    1,061,450 12,513,250 12,513,250 12,763,250
 98     53     1,933,304          *        *           *  812,661   812,661    1,062,661 13,829,398 13,829,398 14,079,398
 99     54     2,037,845          *        *           *  810,817   810,817    1,060,817 15,284,879 15,284,879 15,534,879
100     55     2,147,612          *        *           *  805,654   805,654    1,055,654 16,894,664 16,894,664 17,144,664


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

*   In the absence of an additional premium, the Policy would lapse.


The illustration above is based on the following assumptions:


(1) Assumes that no Policy loans have been made.


(2) Current values reflect applicable Premium Expense charges, current cost of insurance rates, and a monthly administrative charge of $3.00 per month in all Policy Years, and expense risk charge equal to 0.062% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.75% of such amount during Policy Years 1-10: and in Policy Years 11+ is equal to 0.021% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.25% of such amount.


(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.


(4) Assumes that the planned premium is paid at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER

                         $7,500 ANNUAL PLANNED PREMIUM
                              $250,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                    USING GUARANTEED COST OF INSURANCE RATES


                 PREMIUM           0% HYPOTHETICAL              6% HYPOTHETICAL                12% HYPOTHETICAL
               ACCUMULATED    GROSS INVESTMENT RETURNS      GROSS INVESTMENT RETURNS       GROSS INVESTMENT RETURNS
      END OF       AT        ---------------------------  ----------------------------  -------------------------------
      POLICY   5% INTEREST   POLICY  SURRENDER    DEATH   POLICY   SURRENDER    DEATH    POLICY    SURRENDER    DEATH
 AGE   YEAR     PER YEAR     VALUE     VALUE     BENEFIT   VALUE     VALUE     BENEFIT    VALUE      VALUE     BENEFIT
----  ------   -----------   ------  ---------   -------  -------  ---------   -------  ---------  ---------  ---------
 46      1         7,875      6,592    6,592     256,592    7,013     7,013    257,013      7,434     7,434     257,434
 47      2        16,144     13,018   13,018     263,018   14,267    14,267    264,267     15,568    15,568     265,568
 48      3        24,826     19,275   19,275     269,275   21,768    21,768    271,768     24,467    24,467     274,467
 49      4        33,942     25,361   25,361     275,361   29,520    29,520    279,520     34,202    34,202     284,202
 50      5        43,514     31,278   31,278     281,278   37,532    37,532    287,532     44,857    44,857     294,857
 51      6        53,565     37,017   37,017     287,017   45,803    45,803    295,803     56,513    56,513     306,513
 52      7        64,118     42,578   42,578     292,578   54,340    54,340    304,340     69,266    69,266     319,266
 53      8        75,199     47,954   47,954     297,954   63,144    63,144    313,144     83,217    83,217     333,217
 54      9        86,834     53,132   53,132     303,132   72,210    72,210    322,210     98,471    98,471     348,471
 55     10        99,051     58,115   58,115     308,115   81,546    81,546    331,546    115,158   115,158     365,158
 56     11       111,878     62,898   62,898     312,898   91,157    91,157    341,157    133,414   133,414     383,414
 57     12       125,347     67,482   67,482     317,482  101,051   101,051    351,051    153,395   153,395     403,395
 58     13       139,490     71,871   71,871     321,871  111,240   111,240    361,240    175,276   175,276     425,276
 59     14       154,339     76,073   76,073     326,073  121,741   121,741    371,741    199,254   199,254     449,254
 60     15       169,931     80,084   80,084     330,084  132,560   132,560    382,560    225,534   225,534     475,534
 61     16       186,303     83,887   83,887     333,887  143,689   143,689    393,689    254,328   254,328     504,328
 62     17       203,493     87,463   87,463     337,463  155,117   155,117    405,117    285,862   285,862     535,862
 63     18       221,543     90,771   90,771     340,771  166,811   166,811    416,811    320,370   320,370     570,370
 64     19       240,495     93,767   93,767     343,767  178,730   178,730    428,730    358,097   358,097     608,097
 65     20       260,394     96,407   96,407     346,407  190,833   190,833    440,833    399,318   399,318     649,318
 66     21       281,289     98,673   98,673     348,673  203,104   203,104    453,104    444,361   444,361     694,361
 67     22       303,229     100,548 100,548     350,548  215,524   215,524    465,524    493,585   493,585     743,585
 68     23       326,265     102,032 102,032     352,032  228,092   228,092    478,092    547,408   547,408     797,408
 69     24       350,453     103,132 103,132     353,132  240,814   240,814    490,814    606,293   606,293     856,293
 70     25       375,851     103,827 103,827     353,827  253,670   253,670    503,670    670,726   670,726     920,726
 71     26       402,518     104,067 104,067     354,067  266,604   266,604    516,604    741,202   741,202     991,202
 72     27       430,519     103,772 103,772     353,772  279,529   279,529    529,529    818,243   818,243   1,068,243
 73     28       459,920     102,825 102,825     352,825  292,314   292,314    542,314    902,376   902,376   1,152,376
 74     29       490,791     101,093 101,093     351,093  304,805   304,805    554,805    994,165   994,165   1,244,165
 75     30       523,206     98,449   98,449     348,449  316,843   316,843    566,843  1,094,234  1,094,234  1,344,234
 76     31       557,241     94,784   94,784     344,784  328,279   328,279    578,279  1,203,287  1,203,287  1,453,287
 77     32       592,978     90,011   90,011     340,011  338,981   338,981    588,981  1,322,122  1,322,122  1,572,122
 78     33       630,502     84,061   84,061     334,061  348,826   348,826    598,826  1,451,633  1,451,633  1,701,633
 79     34       669,902     76,867   76,867     326,867  357,688   357,688    607,688  1,592,806  1,592,806  1,842,806
 80     35       711,272     68,325   68,325     318,325  365,397   365,397    615,397  1,746,687  1,746,687  1,996,687
 81     36       754,711     58,271   58,271     308,271  371,708   371,708    621,708  1,914,361  1,914,361  2,164,361
 82     37       800,322     46,487   46,487     296,487  376,312   376,312    626,312  2,096,962  2,096,962  2,346,962
 83     38       848,213     32,704   32,704     282,704  378,827   378,827    628,827  2,295,681  2,295,681  2,545,681
 84     39       898,498     16,617   16,617     266,617  378,816   378,816    628,816  2,511,786  2,511,786  2,761,786
 85     40       951,298          *        *           *  375,883   375,883    625,883  2,746,738  2,746,738  2,996,738
 86     41     1,006,738          *        *           *  369,622   369,622    619,622  3,002,147  3,002,147  3,252,147
 87     42     1,064,950          *        *           *  359,665   359,665    609,665  3,279,848  3,279,848  3,529,848
 88     43     1,126,073          *        *           *  345,607   345,607    595,607  3,581,836  3,581,836  3,831,836
 89     44     1,190,251          *        *           *  327,067   327,067    577,067  3,910,352  3,910,352  4,160,352
 90     45     1,257,639          *        *           *  303,587   303,587    553,587  4,267,798  4,267,798  4,517,798
 91     46     1,328,396          *        *           *  274,690   274,690    524,690  4,656,821  4,656,821  4,906,821
 92     47     1,402,690          *        *           *  239,793   239,793    489,793  5,080,247  5,080,247  5,330,247
 93     48     1,480,700          *        *           *  198,146   198,146    448,146  5,541,040  5,541,040  5,791,040
 94     49     1,562,610          *        *           *  148,710   148,710    398,710  6,042,199  6,042,199  6,292,199
 95     50     1,648,615          *        *           *   89,773    89,773    339,773  6,586,374  6,586,374  6,836,374
 96     51     1,738,921          *        *           *        *         *          *  7,175,080  7,175,080  7,425,080
 97     52     1,833,742          *        *           *        *         *          *  7,807,048  7,807,048  8,057,048
 98     53     1,933,304          *        *           *        *         *          *  8,474,902  8,474,902  8,724,902
 99     54     2,037,845          *        *           *        *         *          *  9,157,940  9,157,940  9,407,940
100     55     2,147,612          *        *           *        *         *          *  9,829,575  9,829,575  10,079,575


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

*   In the absence of an additional premium, the Policy would lapse.


The illustration above is based on the following assumptions:


(1) Assumes that no Policy loans have been made.


(2) Guaranteed values reflect applicable Premium Expense charges, guaranteed cost of insurance rates, a monthly administration charge of $3.00 per month in all Policy Years, and a monthly mortality and expense risk charge equal to 0.075% multiplied by the Variable Account Value, which is equivalent to an annual rate of 0.90% of such amount in all Policy Years.


(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.


(4) Assumes that the planned premium is paid at the beginning of the Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                      OTHER POLICY BENEFITS AND PROVISIONS

LIMITS ON RIGHTS TO CONTEST THE POLICY


    INCONTESTABILITY. Protective Life will not contest the Policy, or any supplemental rider, after the Policy or rider has been in force during the Insured's lifetime for two years from the Policy Effective Date or the effective date of the rider, unless fraud is involved. Protective Life will not contest an increase in the Face Amount after the increase has been in force during the life of the Insured for two years.



    SUICIDE EXCLUSION. If the Insured dies by suicide, while sane or insane, within two years after the Policy Effective Date, the Death Benefit will be limited to the premiums paid before death, less any Policy Debt and any withdrawals. If the Insured dies by suicide within two years after an increase in Face Amount, the Death Benefit with respect to the increase will be limited to the sum of the monthly cost of insurance charges made for that increase.


CHANGES IN THE POLICY OR BENEFITS

    MISSTATEMENT OF AGE OR SEX. If the Insured's age or sex has been misstated in the application for the Policy or in any application for supplemental riders, the Death Benefit under the Policy or such supplemental riders is the amount which would have been provided by the most recent cost of insurance charge, and the cost of such supplemental riders, at the correct age and sex.

    OTHER CHANGES. At any time Protective Life may make such changes in the Policy as are necessary to assure compliance with any applicable laws, regulations or rulings issued by a government agency. This includes, but is not limited to, changes necessary to comply at all times with the definition of life insurance prescribed by the Code. Any such changes will apply uniformly to all affected Policies and Owners will receive notification of such changes.

SUSPENSION OR DELAY IN PAYMENTS


    Protective Life will ordinarily pay any Death Benefit proceeds, Policy loans, withdrawals, or surrenders within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of all required documents. However, Protective Life may delay making a payment or processing a transfer request if
(1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading on the Exchange is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Owners. (See also "Payments from the Fixed Account".)


REPORTS TO POLICY OWNERS

    Each year you will be sent a report at your last known address showing, as of the end of the current report period: the Death Benefit; Policy Value; Fixed Account Value; Variable Account Value; Loan Account Value; Sub-Account Values; premiums paid since the last report; withdrawals since the last report; any Policy loans and accrued interest; Surrender Value; current premium allocations; charges deducted since the last report; and any other information required by law. You will also be sent an annual and a semi-annual report for each Fund underlying a Sub-Account to which you have allocated Policy Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when you pay premiums or request any other financial transaction under your Policy you will receive a written confirmation of these transactions.

ASSIGNMENT


    The Policy may be assigned in accordance with its terms. In order for any assignment to be binding upon Protective Life, it must be in writing and filed at the Home Office. Once Protective Life has received a signed copy of the assignment, the Owner's rights and the interest of any beneficiary (or any other person) will be subject to the assignment. Protective Life assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Policy Debt. An assignment may result in certain amounts being subject to income tax and a 10% penalty tax. (See "Tax Considerations".)


ARBITRATION

    The Policy provides that any controversy, dispute or claim by any Owner(s), Insured, or beneficiary (a "claimant") arising out of insurance provided under the Policy will be submitted to binding arbitration pursuant to the Federal Arbitration Act. Arbitration will be binding upon any claimant as well as Protective Life and may not be set aside in later litigation except upon the limited circumstances set forth in the Federal Arbitration Act. Arbitration expenses will be borne by the losing party or in such proportion as the arbitrator(s) shall decide. Consult the Policy for additional information. This provision does not apply to Policies issued in certain states.

SUPPLEMENTAL RIDERS


    The following supplemental riders are available and may be added to your Policy. Monthly charges for these riders will be deducted from your Policy Value as part of the monthly deduction. (See "Monthly Deduction".) The supplemental riders available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account.


    CHILDREN'S TERM LIFE INSURANCE RIDER. Provides a death benefit payable on the death of a covered child. More than one child can be covered. There is no cash value for this benefit.

    ACCIDENTAL DEATH BENEFIT RIDER. Provides an additional death benefit payable if the Insured's death results from certain accidental causes. There is no cash value for this benefit.


    DISABILITY BENEFIT RIDER. Provides for the crediting of a specific premium to a Policy on each Monthly Anniversary during the total disability of the Insured. After the Insured has been totally disabled (as defined in the rider) for six months, Protective Life will credit premium to the Policy equal to the disability benefit amount shown in the Policy multiplied by the number of Monthly Anniversary Days that have occurred since the onset of total disability. Monthly Anniversary Days that occur more than one calendar year prior to the date that we receive a claim under a rider are not included for the purpose of this calculation. Subsequent to the time that the Insured has been totally disabled for six months, we will credit a premium equal to the disability benefit amount on each Monthly Anniversary Day. The Owner may change the disability benefit amount by written notice received by Protective Life at the Home Office at any time before the Insured becomes totally disabled. Increases are subject to evidence of insurability.



    GUARANTEED INSURABILITY RIDER. Provides the right to increase the Face Amount of your Policy under two options. The Option exercise date depends on the rider selected: Variable Option or Survivor's Choice. Under the Variable Option you can increase the Face Amount at designated future points in time (selected at issue) without evidence of insurability. Under the Survivor's Choice Option, you specify (at issue) a designated life (other than the Insured). When the designated person dies, the Owner has the option to increase the Face Amount without evidence of insurability. (See "Changing the Face Amount".)


    PROTECTED INSURABILITY BENEFIT RIDER. Provides the right to increase the Face Amount of your Policy at designated option dates at age 25, 28, 31, 34, 37 and 40 without evidence of insurability.

    TERM RIDER FOR COVERED INSURED (CIR). Provides an additional death benefit payable on the death of the covered Insured without increasing the Policy's Face Amount. The CIR may be purchased at the time the Policy is issued (or later, subject to availability and additional underwriting). A CIR may be canceled separately from the Policy (I.E., it can be canceled without causing the Policy to be canceled or to lapse). There is no policy value, surrender value, or ability to take loans under a CIR.


    Additional rules and limits apply to these supplemental riders. Not all such riders may be available at any time, and supplemental riders in addition to those listed above may be made available. Please ask your Protective Life agent for further information, or contact the Home Office.

REINSURANCE

    The Company may reinsure a portion of the risks assumed under the Policies.

                               USES OF THE POLICY

    Life insurance, including variable life insurance, can be used to provide for many individual and business needs, in addition to providing a death benefit. Possible applications of a variable life insurance policy, such as this Policy include: (1) serving as vehicle for accumulating funds for a college education, (2) estate planning, (3) serving as an investment vehicle on various types of deferred compensation arrangements, (4) buy-sell arrangements, (5) split dollar arrangements, and (6) a supplement to other retirement plans.


    As with any investment, using this Policy under these or other applications entails certain risks. For example, if investment performance of Sub-Accounts to which Policy Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate Policy Value or Surrender Value sufficient to adequately fund the application for which the Policy was purchased. Similarly, certain transactions under a Policy entail risks in connection with the application for which the Policy is purchased. Withdrawals, policy loans and interest paid on policy loans may significantly affect current and future Policy Value, Surrender Value or Death Benefit Proceeds. If, for example, a policy loan is taken but not repaid prior to the death of the Insured, the Policy Debt is subtracted from the Death Benefit in computing the Death Benefit Proceeds to be paid to a beneficiary.


    Prior to utilizing this Policy for the above applications you should consider whether the anticipated duration of the Policy is appropriate for the application for which you intend to purchase it.

    In addition, you need to consider the tax implications of using the Policy with these applications. (The tax implications of using this Policy with these applications can be complex and generally are not addressed in the discussion of "Tax Considerations" below.) Loans and withdrawals will affect the Policy Value and Death Benefit. There may be penalties and taxes if the policy is surrendered, lapses, matures or if a withdrawal is made. BECAUSE OF THESE RISKS, YOU NEED TO CAREFULLY CONSIDER HOW YOU USE THIS POLICY. THIS POLICY MAY NOT BE SUITABLE FOR ALL PERSONS, UNDER ANY OF THESE APPLICATIONS.

                               TAX CONSIDERATIONS

INTRODUCTION

    The following discussion of the federal income tax treatment of the Policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

    This discussion does not address state or local tax consequences associated with the purchase of the Policy. In addition, PROTECTIVE LIFE MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE OR LOCAL -- OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.

TAX STATUS OF PROTECTIVE LIFE


    Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of Protective Life, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, Protective Life is not taxed on investment income and realized capital gains of the Variable Account, although Protective Life's federal taxes are increased in respect of the Policies because of the federal tax law's treatment of deferred acquisition costs. Currently, a charge for federal income taxes is not deducted from the Sub-Accounts or the Policy Value. Protective Life reserves the right in the future to make a charge against the Variable Account or the Value of a Policy for any federal, state, or local income taxes that it incurs and determines to be properly attributable to the Variable Account or the Policy. Protective Life will promptly notify the Owner of any such charge.


TAXATION OF LIFE INSURANCE POLICIES

    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for federal tax purposes. Protective Life believes that the Policy will meet the current statutory definition of life insurance, which places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. As a result, the Death Benefit payable under the Policy will generally be excludable from the Beneficiary's gross income, and interest and other income credited under the Policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the Insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) Protective Life, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes.

        DIVERSIFICATION REQUIREMENTS. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified". If the Variable Account fails to comply with these diversification standards, the Policy will not be treated as a life insurance contract for federal income tax purposes and the Owner would generally be taxable currently on the income on the contract (as defined in the tax law). Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

        OWNERSHIP TREATMENT. In certain circumstances, variable life insurance contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account". This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a segregated asset account] without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.


        The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, the Owner of this Policy has the choice of more investment options to which to allocate premiums and Variable Account Values, and may be able to transfer among investment options more frequently, than in such rulings. These differences could result in the Policy Owner being treated as the owner of a portion of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, Protective Life does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. Protective Life therefore reserves the right to modify the Policy as necessary to attempt to prevent Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.


    The remainder of this discussion assumes that the Policy will be treated as a life insurance contract for federal tax purposes.

    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the Death Benefit Proceeds payable from a Policy by reason of the death of the Insured is excludable from gross income under Section 101 of the Code. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the Death Benefit Proceeds being taxable.

    If the Death Benefit Proceeds are not received in a lump sum and are, instead, applied under either Settlement Options 1, 2, or 4, generally payments will be prorated between amounts attributable to the Death Benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the Insured's death) which will be includible in the beneficiary's income. If the Death Benefit Proceeds are applied under Option 3 (Interest Income), the interest payments will be includible in the beneficiary's income.

    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in an Owner's Policy Value is generally not taxable to the Owner unless amounts are received (or are deemed to be received) from the Policy prior to the Insured's death. If there is a surrender of the Policy, an amount equal to the excess of the Cash Value over the "investment in the contract" will be includible in the Owner's income. The "investment in the contract" generally is the aggregate premiums paid less the aggregate amount received under the Policy previously to the extent such amounts received were excludable from gross income. Whether withdrawals (or other amounts deemed to be distributed) from the Policy constitute income to the Owner depends, in part, upon whether the Policy is considered a "modified endowment contract" ("MEC") for federal income tax purposes.

    POLICIES NOT OWNED BY INDIVIDUALS. In the case of Policies issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a Policy even if no loans are taken under the Policy. An exception to the latter rule is provided for certain life insurance contracts which cover the life of an individual who is a 20-percent owner, or an officer, director, or employee of, a trade or business. Entities that are considering purchasing the Policy, or entities that will be beneficiaries under a Policy, should consult a tax advisor.

POLICIES WHICH ARE NOT MECS

        TAX TREATMENT OF WITHDRAWALS GENERALLY. If the Policy is not a MEC (described below), the amount of any withdrawal from the Policy generally will be treated first as non-taxable recovery of premium and then as income from the Policy. Thus, a withdrawal from a Policy that is not a MEC generally will not be includible in income except to the extent it exceeds the investment in the contract immediately before the withdrawal.

        CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. As indicated above, Section 7702 places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income notwithstanding the general rule described in the preceding paragraph. A reduction in benefits may result upon a decrease in the Face Amount, a change from one Death Benefit Option to the other, if withdrawals are made, and in certain other instances.

        TAX TREATMENT OF LOANS. If a Policy is not classified as a MEC, a loan received under the Policy generally will be treated as indebtedness of the Owner. As a result, no part of any loan under a Policy will constitute income to the Owner so long as the Policy remains in force. If a Policy lapses when a loan is outstanding, the amount of the loan outstanding will be treated as the proceeds of a surrender for purposes of determining whether any amounts are includable in the Owner's income.

        Generally, interest paid on any loans under this Policy will not be tax deductible. The non-deductibility of interest includes interest paid or accrued on indebtedness with respect to one or more life insurance policies owned by a taxpayer covering any individual who is or has been an officer or employee of, or financially interested in, any trade or business carried on by the taxpayer. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. In the case of interest paid in connection with a loan with respect to a Policy covering the life of any key person, interest is deductible only to the extent that the aggregate amount of loans under one or more life insurance policies does not exceed $50,000. Further, even as to such loans up to $50,000, interest would not be deductible if the Policy were deemed for federal tax purposes to be a single premium life insurance policy or, in certain circumstances, if the loans were treated as "systematic borrowing" within the meaning of the tax law. A "key person" is an individual who is either an officer or a twenty percent owner of the taxpayer. The maximum number of individuals who can be treated as key persons may not exceed the greater of (1) 5 individuals or (2) the lesser of 5 percent of the total number of officers and employees of the taxpayer or 20 individuals. Owners should consult a tax advisor regarding the deductibility of interest incurred in connection with this Policy.

POLICIES WHICH ARE MECS

        CHARACTERIZATION OF A POLICY AS A MEC. In general, a Policy will be considered a MEC for federal income tax purposes if (1) the Policy is received in exchange for a life insurance contract that was a MEC, or (2) the Policy is entered into after June 21, 1988 and premiums are paid into the Policy more rapidly than the rate defined by a "7-Pay Test". This test generally provides that a Policy will fail this test (and thus be considered a MEC) if the accumulated amount paid under the Policy at any time during the 1st 7 Policy Years exceeds the cumulative sum of the net level premiums which would have been paid to that time if the Policy provided for paid-up future benefits after the payment of 7 level annual premiums. A material change of the Policy (as defined in the tax law) will generally result in a re-application of the 7-Pay Test. In addition, any reduction in benefits during the 7-Pay period will affect the application of this test. Protective Life will monitor the Policies and will attempt to notify Owners on a timely basis if a Policy is in jeopardy of becoming a MEC. The Policy Owner may then request that Protective Life take whatever steps are available to avoid treating the Policy as a MEC, if that is desired.

        TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the Policy is a MEC, withdrawals from the Policy will be treated first as withdrawals of income and then as a recovery of premiums paid. Thus, withdrawals will be includible in income to the extent the Policy Value exceeds the investment in the contract. The amount of any Policy Debt will be treated as a withdrawal for tax purposes. In addition, the discussion of interest on loans and of lapses while loans are outstanding under the caption "Policies Which Are Not MECs" also applies to Policies which are MECs.

        If the Owner assigns or pledges any portion of the Policy Value (or agrees to assign or pledge any portion), such portion will be treated as a withdrawal for tax purposes. The Owner's investment in the contract is increased by the amount includible in income with respect to any assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy treated as a MEC, an Owner should consult a qualified tax advisor.

        PENALTY TAX. Generally, proceeds of a surrender or a withdrawal (or the amount of any deemed withdrawal) from a MEC are subject to a penalty tax equal to 10% of the portion of the proceeds that is includible in income, unless the surrender or withdrawal is made (1) after the Owner attains age 59 1/2, (2) because the Owner has become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over the life or life expectancy of the Owner (or the joint lives or life expectancies of the Owner and his or her beneficiary, as defined in the tax law).

        AGGREGATION OF POLICIES. All life insurance contracts which are treated as MECs and which are purchased by the same person from Protective Life or any of its affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the tax on withdrawals (including deemed withdrawals). The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal (or a deemed withdrawal) that is taxable and the amount which might be subject to the 10% penalty tax described above.

    ACTIONS TO ENSURE COMPLIANCE WITH THE TAX LAW. Protective Life believes that the maximum amount of premiums it has determined for the Policies will comply with the federal tax definition of life insurance. Protective Life will monitor the amount of premiums paid, and, if the premiums paid exceed those permitted by the tax definition of life insurance, Protective Life will immediately refund the excess premiums. Protective Life also reserves the right to increase the Death Benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of life insurance.

    OTHER CONSIDERATIONS. Changing the Owner, exchanging the Policy, changing from one Death Benefit Option to another, and other changes under the Policy may have tax consequences (other than those discussed herein) depending on the circumstances of such change or withdrawal. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary.

FEDERAL INCOME TAX WITHHOLDING

    Protective Life will withhold and remit to the federal government a part of the taxable portion of a surrender and withdrawal made under a Policy unless the Owner notifies Protective Life in writing at or before the time of the surrender or withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the Owner requests that no taxes be withheld or whether Protective

Life withholds a sufficient amount of taxes, the Owner will be responsible for the payment of any taxes including any penalty tax that may be due on the amounts received. The Owner may also be required to pay penalties under the estimated tax rules, if the Owner's withholding and estimated tax payments are insufficient to satisfy the Owner's total tax liability.

            OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE

SALE OF THE POLICIES


    Investment Distributors, Inc. ("IDI"), a wholly-owned subsidiary of Protective Life Corporation, acts as a principal underwriter of the Policies. IDI also acts as principal underwriter of variable annuity contracts issued through Protective Variable Annuity Separate Account. IDI is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. There is no premium expense charge to cover sales and distribution expenses. To the extent that Protective Life incurs sales and distribution expenses, The Company will cover them using its other assets or surplus in its General Account, which include amounts derived from mortality and expense risk charges and other charges of the Policy. The Policies are sold by certain registered representatives of broker-dealers (including ProEquities, Inc., ("PES") an affiliate of Protective Life and IDI) that have entered into selling agreements with IDI, who are also appointed and licensed as insurance agents of Protective Life. PES or the other broker-dealer may receive compensation in an amount no greater than 15% of the target first year premium paid plus the first year cost of any riders, and .65% of excess first year premium. In the 2nd policy year and thereafter, PES or the other broker-dealer may receive asset based compensation at an annualized rate of .25% per policy year of the unloaned Policy Value. PES or the other broker-dealer may pass a portion of this compensation on to the Registered Representative or the manager of the registered representative.



    Upon any subsequent increase in Face Amount or any subsequent increase in riders, marketing allowances will also be paid based on the amount of the increase in Face Amount or increase in rider.


PROTECTIVE LIFE DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the name, age, address and principal occupations during the past five years of each of Protective Life's directors and executive officers. The address for each of these individuals is c/o Protective Life Insurance Company 2801 Highway 280 South, Birmingham, Alabama 35223.

        NAME          AGE                      POSITION WITH PROTECTIVE LIFE
--------------------  ---   -------------------------------------------------------------------
Drayton Nabers, Jr.   58    Chairman of the Board and Director
John D. Johns         47    President and Director
R. Stephen Briggs     49    Executive Vice President and Director
Jim E. Massengale     56    Executive Vice President, Acquisitions and Director
A.S. Williams III     62    Executive Vice President, Investments, Treasurer and Director
Danny L. Bentley      40    Senior Vice President, Dental and Consumer Benefits and Director
Richard J. Bielen     38    Senior Vice President, Investments and Director
Carolyn King          48    Senior Vice President, Investment Products and Director
Deborah J. Long       45    Senior Vice President, General Counsel, Secretary and Director
Steven A. Schultz     45    Senior Vice President, Financial Institutions and Director
Wayne E. Stuenkel     45    Senior Vice President and Chief Actuary and Director
Judy Wilson           40    Senior Vice President, Guaranteed Investment Contracts
Jerry W. DeFoor       46    Vice President and Controller, and Chief Accounting Officer

    Mr. Nabers has been Chairman of the Board and a Director of Protective Life since August 1996. Mr. Nabers has been Chairman of the Board and Chief Executive Officer of PLC and a Director since August 1996. From May 1994 to August 1996, Mr. Nabers was Chairman of the Board, President and

Chief Executive Officer and a Director of PLC. From May 1992 to May 1994, he was President and Chief Executive Officer and a Director of PLC. Mr. Nabers has served in various capacities with PLC and its subsidiaries since 1979. He is also a director of Energen Corporation, National Bank of Commerce of Birmingham, and Alabama National Bancorporation.

    Mr. Johns has been President of Protective Life and President and Chief Operating Officer of PLC since August 1996. He was Executive Vice President and Chief Financial Officer of Protective Life and PLC from October 1993 to August 1996. From August 1988 to October 1993, he served as Vice President and General Counsel of Sonat Inc. He is a director of National Bank of Commerce of Birmingham and Alabama National Bancorporation.

    Mr. Briggs has been Executive Vice President of Protective Life and PLC since October 1993. From January 1993 to October 1993 he was Senior Vice President, Life Insurance and Investment Products of Protective Life and PLC. Mr. Briggs had been Senior Vice President, Ordinary Marketing of Protective Life since April 1986 and PLC since August 1988. Mr. Briggs has been associated with PLC and its subsidiaries since 1977.

    Mr. Massengale has been Executive Vice President, Acquisitions of Protective Life and PLC since August 1996. From May 1992 to August 1996 he served as Senior Vice President of Protective Life and PLC. Mr. Massengale has been employed by PLC and its subsidaries since 1983.

    Mr. Williams has been Executive Vice President, Investments and Treasurer of Protective Life and PLC since August 1996. From July 1981 to August 1996 he was Senior Vice President, Investments and Treasurer of Protective Life and PLC. Mr. Williams has been employed by the PLC and its subsidiaries since 1964.

    Mr. Danny L. Bentley has been Senior Vice President, Dental and Consumer Benefits of Protective Life and PLC since August 1996. From May 1989 to August 1996, he was Vice President, Group
Marketing of Protective Life. Mr. Bentley has been employed by PLC and its subsidiaries since 1980.

    Mr. Bielen has been Senior Vice President, Investments of Protective Life and PLC since August 1996. From August 1991 to August 1996, he was Vice President, Investments of Protective Life.

    Ms. King has been Senior Vice President, Investment Products Division of Protective Life and PLC since April 1995. From August 1994 to March 1995, she served as Senior Vice President and Chief Investment Officer of Provident Life and Accident Insurance Company and of its parent company, Provident Life and Accident Insurance Company of America. She served as President of Provident National Assurance Company from November 1987 to March 1995. From November 1986 to August 1994, she served as Vice President of Provident Life and Accident Insurance Company of America.

    Ms. Long has been Senior Vice President, Secretary and General Counsel of Protective Life since September 1996 and of PLC since November 1996. Ms. Long was Senior Vice President and General Counsel of Protective Life from February 1994 to September 1996 and of PLC from February 1994 to November 1996. From August 1993 to January 1994, Ms. Long served as General Counsel of PLC and from February 1984 to January 1994 she practiced law with the law firm of Maynard, Cooper & Gale, P.C.

    Mr. Schultz has been Senior Vice President, Financial Institutions of Protective Life and PLC since March 1993. Mr. Schultz served as Vice President, Financial Institutions of Protective Life from February 1989 to March 1993 and of PLC from February 1993 to March 1993. Mr. Schultz has been employed by PLC and its subsidiaries since 1989.

    Mr. Stuenkel has been Senior Vice President and Chief Actuary of Protective Life and PLC since March 1987. Mr. Stuenkel is a Fellow in the Society of Actuaries and has been employed by PLC and its subsidiaries since 1978.

    Ms. Wilson has been Senior Vice President, Guaranteed Investment Contracts of Protective Life and PLC since January 1995. From July 1991 to December 31, 1994, she served as Vice President, Guaranteed Investment Contracts of Protective Life.

    Mr. DeFoor has been Vice President and Controller, and Chief Accounting Officer of Protective Life and PLC since April 1989, Mr. DeFoor is a certified public accountant and has been employed by PLC and its subsidiaries since August 1982.

STATE REGULATION

    Protective Life is subject to regulation by the Department of Insurance of the State of Tennessee, which periodically examines the financial condition and operations of Protective Life. Protective Life is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

    Protective Life is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

ADDITIONAL INFORMATION

    A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.


PREPARATION FOR YEAR 2000



    Computer hardware and software often denote the year using two digits rather than four; for example, the year 1998 often is denoted by such hardware and software as "98". It is probable that such hardware and software will malfunction when calculations involving the year 2000 are attempted because the hardware and/or software will interpret "00" as representing the year 1900 rather than the year 2000. This "Year 2000" issue potentially affects all individuals and companies (including Protective Life, its customers, business partners, suppliers, banks, custodians and administrators). The problem is most prevalent in older mainframe systems, but personal computers and equipment containing computer chips could also be affected.



    Protective Life shares hardware and software systems with its parent, PLC. PLC began work on the Year 2000 problem in 1995. At that time, PLC identified and assessed the PLC's critical mainframe systems, and prioritized the remediation efforts that were to follow. During 1998 all other hardware and software, including non-information technology (non-IT) related hardware and software, were included in the process. PLC's Year 2000 plan includes all subsidiaries.



    PLC estimates that Year 2000 remediation is complete for most of its insurance administration and general administration systems. Of the general administration systems that are not yet remediated, the majority are new systems that were implemented during 1998 and are scheduled to be upgraded to the current release of the system during the second quarter of 1999. All remediated systems are currently in production. Personal computer network hardware and software have been reviewed, with upgrades implemented where necessary. A review of personal computer desktop software is in progress, but not complete. All Year 2000 personal computer preparations are expected to be completed by June 30, 1999. With respect to non-IT equipment and processes, the assessment and remediation is progressing on schedule and all known issues are expected to be remediated before December 31, 1999.

    One insurance administration system identified as mission critical is not yet fully remediated. This personal computer database system that processes member information for one subsidiary is currently being remediated. This effort is on schedule and targeted to be complete by June 30, 1999.



    Future date tests are used to verify a system's ability to process transactions dated up to and beyond January 1, 2000. Future date tests are complete or in-progress for the majority of PLC's mission-critical systems. A large portion of the testing is conducted by a contract programming staff dedicated full time to Year 2000 preparations. These resources have been part of PLC's Year 2000 project since 1995.



    Integrated tests involve multiple system testing and are used to verify the Year 2000 readiness of interfaces and connectivity across multiple systems. PLC is using its mainframe computer to simulate a Year 2000 production environment and to facilitate integrated testing. Integrated testing will continue throughout 1999.



    Business partners and suppliers that provide products or services critical to PLC's operations are being reviewed and in some cases their Year 2000 preparations are being monitored by PLC. To date, no partners or suppliers have reported that they expect to be unable to continue supplying products and services after January 1, 2000. Initial reviews are targeted to be completed in the first quarter of 1999. Monitoring and testing of critical partners and suppliers will continue throughout 1999. Formal contingency planning began in March 1999 and continue throughout the year. These plans will augment PLC's existing disaster recovery plans.



    PLC cannot specifically identify all of the costs to develop and implement its Year 2000 plan. The cost of new systems to replace non-compliant systems have been capitalized in the ordinary course of business. Other costs have been expensed as incurred. Through December 31, 1998, costs that have been specifically identified as relating to the Year 2000 problem total $3.9 million, with an additional $1.3 million estimated to be required to support continued testing activity. PLC's Year 2000 efforts have not adversely affected its normal procurement and development of information technology.



    Although PLC believes that a process is in place to successfully address Year 2000 issues, there can be no assurances that PLC's efforts will be successful, that interactions with other service providers with Year 2000 issues will not impair Protective Life's operations, or that the Year 2000 issue will not otherwise adversely affect Protective Life.



    Should some of PLC's systems not be available due to Year 2000 problems, in a reasonably likely worst case scenario, Protective Life may experience significant delays in its ability to perform certain functions, but does not expect to be unable to perform critical functions or to otherwise conduct business.



INDEPENDENT ACCOUNTANTS



    The audited statement of assets and liabilites of the Protective Variable Life Separate Account (comprised of seventeen Sub-Accounts) as of December 31, 1997 and December 31, 1998 and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 1998 and included in this Prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.



    The consolidated balance sheets of Protective Life as of December 31, 1998 and 1997 and the consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1998 and the related financial statement schedules included in this Prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

EXPERTS

    Actuarial matters included in this prospectus have been examined by Stephen Peeples whose opinion is filed as an exhibit to the registration statement.


IMSA



    Protective Life is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in Protective advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering various aspects of sales and service for individually sold life insurance and annuities.


LEGAL MATTERS


    Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.


FINANCIAL STATEMENTS


    The audited statement of assets and liabilities of the Protective Variable Life Separate Account (comprised of seventeen Sub-Accounts) as of December 31, 1997 and December 31, 1998 and the related statements of operations and changes in net assets for each of the two years in the period ended December 31, 1998 as well as the Report of Independent Accountants are contained herein.



    The audited consolidated balance sheets for Protective Life as of December 31, 1998 and 1997 and the related consolidated statements of income, stockholder's equity, and cash flows for the years ended December 31, 1998, 1997 and 1996 as well as the Report of Independent Accountants are contained herein.

                         INDEX TO FINANCIAL STATEMENTS

                (TO BE UPDATED TO YEAR END 1998 WHEN AVAILABLE)


THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

Report of Independent Accountants....................................................        F-2

Statement of Assets and Liabilities as of December 31, 1998..........................        F-3

Statement of Assets and Liabilities as of December 31, 1997..........................        F-5

Statement of Operations for the period ended December 31, 1998.......................        F-7

Statement of Operations for the period ended December 31, 1997.......................        F-9

Statement of Changes in Net Assets for the period ended December 31, 1998............       F-11

Statement of Changes in Net Assets for the period ended December 31, 1997............       F-13

Notes to Financial Statements........................................................       F-15

PROTECTIVE LIFE INSURANCE COMPANY

Report of Independent Accountants....................................................       F-20

Consolidated Statements of Income for the years ended
 December 31, 1998, 1997 and 1996....................................................       F-21

Consolidated Balance Sheets as of December 31, 1998 and 1997.........................       F-22

Consolidated Statements of Share-Owner's Equity for the years ended
 December 31, 1998, 1997 and 1996....................................................       F-23

Consolidated Statements of Cash Flows for the years ended
 December 31, 1998, 1997 and 1996....................................................       F-24

Notes to Consolidated Financial Statements...........................................       F-25

Financial Statement Schedules:

Schedule III -- Supplementary Insurance Information..................................        S-1

Schedule IV -- Reinsurance...........................................................        S-2


    All other schedules to the consolidated financial statements required by
Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Contract Owners and Board of Directors of Protective Life Insurance Company

    In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in assets of the Protective Variable Life Separate Account (the "Separate Account") listed in the index on page F-1 of this Form S-6 present fairly, in all material respects, the financial position of the Separate Account at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS L.L.P.

March 17, 1999
Birmingham, Alabama

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1998

                                                            PIC
                                              PIC         GROWTH          PIC           PIC           PIC
                                             MONEY          AND       INTERNATIONAL   GLOBAL         SMALL
                                            MARKET        INCOME        EQUITY        INCOME       CAP VALUE
                                          -----------   -----------   -----------   -----------   -----------
ASSETS
Investment in sub-accounts at market
  value.................................  $   303,636   $ 1,921,627   $1,442,293    $   308,318   $  769,011
Receivable from Protective Life
  Insurance Company.....................            0        17,306       21,586          2,564       11,933
                                          -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS............................      303,636     1,938,933    1,463,879        310,882      780,944
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------
LIABILITIES
Payable to Protective Life Insurance
  Company...............................            0             0            0              0            0
                                          -----------   -----------   -----------   -----------   -----------
NET ASSETS..............................  $   303,636   $ 1,938,933   $1,463,879    $   310,882   $  780,944
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------

                                                                        CALVERT
                                                                         SOCIAL
                                              PIC           PIC          SMALL         CALVERT
                                             CORE         CAPITAL         CAP           SOCIAL
                                           US EQUITY      GROWTH         GROWTH        BALANCED
                                          -----------   -----------   ------------   ------------
ASSETS
Investment in sub-accounts at market
  value.................................  $ 1,502,386   $ 2,627,249         $3,582        2$9,036
Receivable from Protective Life
  Insurance Company.....................       18,751        30,579             0              0
                                          -----------   -----------        ------    ------------
TOTAL ASSETS............................    1,521,137     2,657,828         3,582         29,036
                                          -----------   -----------        ------    ------------
                                          -----------   -----------        ------    ------------
LIABILITIES
Payable to Protective Life Insurance
  Company...............................            0             0             0              0
                                          -----------   -----------        ------    ------------
NET ASSETS..............................  $ 1,521,137   $ 2,657,828         $3,582        2$9,036
                                          -----------   -----------        ------    ------------
                                          -----------   -----------        ------    ------------

   The accompanying notes are an integral part of these financial statements.

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                               DECEMBER 31, 1998

                                                      MFS
                          MFS                       GROWTH          MFS       OPPENHEIMER
                       EMERGING         MFS          WITH          TOTAL      AGGRESSIVE
                        GROWTH       RESEARCH       INCOME        RETURN        GROWTH
                      -----------   -----------   -----------   -----------   -----------
ASSETS
Investment in
  sub-accounts at
  market value......  $  698,498    $ 1,414,375   $   476,404   $   132,968   $  597,798
Receivable from
  Protective Life
  Insurance
  Company...........           0              0        16,170             0            0
                      -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS........     698,498      1,414,375       492,574       132,968      597,798
                      -----------   -----------   -----------   -----------   -----------
                      -----------   -----------   -----------   -----------   -----------
LIABILITIES
Payable to
  Protective Life
  Insurance
  Company...........          74            168             0             0           66
                      -----------   -----------   -----------   -----------   -----------
NET ASSETS..........  $  698,424    $ 1,414,207   $   492,574   $   132,968   $  597,732
                      -----------   -----------   -----------   -----------   -----------
                      -----------   -----------   -----------   -----------   -----------

                                    OPPENHEIMER
                                      GROWTH      OPPENHEIMER
                      OPPENHEIMER       AND        STRATEGIC
                        GROWTH        INCOME          BOND          TOTAL
                      -----------   -----------   ------------   ------------
ASSETS
Investment in
  sub-accounts at
  market value......  $1,012,111    $  359,022        14$0,332     13,7$38,646
Receivable from
  Protective Life
  Insurance
  Company...........           0           679            648         120,216
                      -----------   -----------   ------------   ------------
TOTAL ASSETS........   1,012,111       359,701        140,980      13,858,862
                      -----------   -----------   ------------   ------------
                      -----------   -----------   ------------   ------------
LIABILITIES
Payable to
  Protective Life
  Insurance
  Company...........         117             0              0             425
                      -----------   -----------   ------------   ------------
NET ASSETS..........  $1,011,994    $  359,701        14$0,980     13,8$58,437
                      -----------   -----------   ------------   ------------
                      -----------   -----------   ------------   ------------

   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1997

                                                            PIC
                                              PIC         GROWTH          PIC           PIC           PIC
                                             MONEY          AND       INTERNATIONAL   GLOBAL         SMALL
                                            MARKET        INCOME        EQUITY        INCOME       CAP VALUE
                                          -----------   -----------   -----------   -----------   -----------
ASSETS
Investment in sub-accounts at market
  value.................................  $    50,888   $   997,651   $  542,113    $   112,638   $  562,384
Receivable from Protective Life
  Insurance Company.....................            0         5,779        5,792              0        5,263
                                          -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS............................       50,888     1,003,430      547,905        112,638      567,647
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------
LIABILITIES
Payable to Protective Life Insurance
  Company...............................            1             0            0             32            0
                                          -----------   -----------   -----------   -----------   -----------
NET ASSETS..............................  $    50,887   $ 1,003,430   $  547,905    $   112,606   $  567,647
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------

                                                                        CALVERT
                                                                         SOCIAL
                                              PIC           PIC          SMALL         CALVERT
                                             CORE         CAPITAL         CAP           SOCIAL
                                           US EQUITY      GROWTH         GROWTH        BALANCED
                                          -----------   -----------   ------------   ------------
ASSETS
Investment in sub-accounts at market
  value.................................  $  418,436    $   631,283         $  77          $  86
Receivable from Protective Life
  Insurance Company.....................       1,206          5,482             0              0
                                          -----------   -----------           ---            ---
TOTAL ASSETS............................     419,642        636,765            77             86
                                          -----------   -----------           ---            ---
                                          -----------   -----------           ---            ---
LIABILITIES
Payable to Protective Life Insurance
  Company...............................           0              0             7              7
                                          -----------   -----------           ---            ---
NET ASSETS..............................  $  419,642    $   636,765         $  70          $  79
                                          -----------   -----------           ---            ---
                                          -----------   -----------           ---            ---

   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                               DECEMBER 31, 1997

                                                                          MFS
                                              MFS                       GROWTH          MFS       OPPENHEIMER
                                           EMERGING         MFS          WITH          TOTAL      AGGRESSIVE
                                            GROWTH       RESEARCH       INCOME        RETURN        GROWTH
                                          -----------   -----------   -----------   -----------   -----------
ASSETS
Investment in sub-accounts at market
  value.................................  $   59,898    $  121,167    $    7,004    $    2,890    $   56,236
Receivable from Protective Life
  Insurance Company.....................           0             0             0             0             0
                                          -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS............................      59,898       121,167         7,004         2,890        56,236
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------
LIABILITIES
Payable to Protective Life Insurance
  Company...............................           0             0             0             0             0
                                          -----------   -----------   -----------   -----------   -----------
NET ASSETS..............................  $   59,898    $  121,167    $    7,004    $    2,890    $   56,236
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------

                                                        OPPENHEIMER
                                                          GROWTH      OPPENHEIMER
                                          OPPENHEIMER       AND        STRATEGIC
                                            GROWTH        INCOME          BOND          TOTAL
                                          -----------   -----------   ------------   ------------
ASSETS
Investment in sub-accounts at market
  value.................................  $   74,477    $   11,957         1$0,236      3,6$59,421
Receivable from Protective Life
  Insurance Company.....................           0           377            353          24,252
                                          -----------   -----------   ------------   ------------
TOTAL ASSETS............................      74,477        12,334         10,589       3,683,673
                                          -----------   -----------   ------------   ------------
                                          -----------   -----------   ------------   ------------
LIABILITIES
Payable to Protective Life Insurance
  Company...............................           0             0              0              47
                                          -----------   -----------   ------------   ------------
NET ASSETS..............................  $   74,477    $   12,334         1$0,589      3,6$83,626
                                          -----------   -----------   ------------   ------------
                                          -----------   -----------   ------------   ------------

   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                           PIC
                                                                               PIC       GROWTH         PIC          PIC
                                                                              MONEY        AND     INTERNATIONAL   GLOBAL
                                                                             MARKET      INCOME       EQUITY       INCOME
                                                                           -----------  ---------  -------------  ---------
INVESTMENT INCOME
Dividends................................................................   $   4,328   $  24,343    $     606    $   6,411
NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) from redemption of investment shares............           0      (3,831)        (393)         190
Capital gain distribution................................................           0     139,899       67,041        7,083
                                                                           -----------  ---------  -------------  ---------
Net realized gain (loss) on investments..................................           0     136,068       66,648        7,273
Net unrealized appreciation (depreciation) on investments during the
  period.................................................................           0    (239,036)     111,568          517
                                                                           -----------  ---------  -------------  ---------
Net realized and unrealized gain (loss) on investments...................           0    (102,968)     178,216        7,790
                                                                           -----------  ---------  -------------  ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS..........   $   4,328   $ (78,625)   $ 178,822    $  14,201
                                                                           -----------  ---------  -------------  ---------
                                                                           -----------  ---------  -------------  ---------

                                                                                                                  CALVERT
                                                                               PIC          PIC         PIC       SOCIAL
                                                                              SMALL        CORE       CAPITAL      SMALL
                                                                            CAP VALUE    US EQUITY    GROWTH    CAP GROWTH
                                                                           -----------  -----------  ---------  -----------
INVESTMENT INCOME
Dividends................................................................   $   3,858    $   8,151   $   9,719   $       3
NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) from redemption of investment shares............      (8,875)      (5,278)       (576)          0
Capital gain distribution................................................      89,797       14,213      44,920          44
                                                                           -----------  -----------  ---------       -----
Net realized gain (loss) on investments..................................      80,922        8,935      44,344          44
Net unrealized appreciation (depreciation) on investments during the
  period.................................................................    (208,100)     152,564     417,199         386
                                                                           -----------  -----------  ---------       -----
Net realized and unrealized gain (loss) on investments...................    (127,178)     161,499     461,543         430
                                                                           -----------  -----------  ---------       -----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS..........   $(123,320)   $ 169,650   $ 471,262   $     433
                                                                           -----------  -----------  ---------       -----
                                                                           -----------  -----------  ---------       -----


                                                                             CALVERT
                                                                             SOCIAL
                                                                            BALANCED
                                                                           -----------
INVESTMENT INCOME
Dividends................................................................   $     648
NET REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gain (loss) from redemption of investment shares............         (17)
Capital gain distribution................................................       1,452
                                                                           -----------
Net realized gain (loss) on investments..................................       1,435
Net unrealized appreciation (depreciation) on investments during the
  period.................................................................           1
                                                                           -----------
Net realized and unrealized gain (loss) on investments...................       1,436
                                                                           -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS..........   $   2,084
                                                                           -----------
                                                                           -----------

   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                   MFS                                                 OPPENHEIMER
                          MFS                    GROWTH        MFS       OPPENHEIMER                     GROWTH        OPPENHEIMER
                       EMERGING        MFS        WITH        TOTAL      AGGRESSIVE     OPPENHEIMER        AND          STRATEGIC
                        GROWTH      RESEARCH     INCOME      RETURN        GROWTH         GROWTH         INCOME           BOND
                      -----------  -----------  ---------  -----------  -------------  -------------  -------------  ---------------
INVESTMENT INCOME
Dividends...........   $       0    $     823   $       0   $     153     $     448      $   1,757      $      43       $     207
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  (loss) from
  redemption of
  investment
  shares............     (10,427)      (6,208)         12          12          (505)           (18)          (118)             19
Capital gain
  distribution......       2,285       10,789           0         180         4,597         21,202            942             133
                      -----------  -----------  ---------  -----------  -------------  -------------  -------------        ------
Net realized gain
  (loss) on
  investments.......      (8,142)       4,581          12         192         4,092         21,184            824             152
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........     114,601      163,168      35,533       7,098        61,042        112,622         26,862             893
                      -----------  -----------  ---------  -----------  -------------  -------------  -------------        ------
Net realized and
  unrealized gain
  (loss) on
  investments.......     106,459      167,749      35,545       7,290        65,134        133,806         27,686           1,045
                      -----------  -----------  ---------  -----------  -------------  -------------  -------------        ------
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...   $ 106,459    $ 168,572   $  35,545   $   7,443     $  65,582      $ 135,563      $  27,729       $   1,252
                      -----------  -----------  ---------  -----------  -------------  -------------  -------------        ------
                      -----------  -----------  ---------  -----------  -------------  -------------  -------------        ------


                        TOTAL
                      ---------
INVESTMENT INCOME
Dividends...........  $  61,498
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  (loss) from
  redemption of
  investment
  shares............    (36,013)
Capital gain
  distribution......    404,577
                      ---------
Net realized gain
  (loss) on
  investments.......    368,564
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........    756,918
                      ---------
Net realized and
  unrealized gain
  (loss) on
  investments.......  1,125,482
                      ---------
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...  $1,186,980
                      ---------
                      ---------


   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                            PIC
                                              PIC         GROWTH          PIC           PIC           PIC
                                             MONEY          AND       INTERNATIONAL   GLOBAL         SMALL
                                            MARKET        INCOME        EQUITY        INCOME       CAP VALUE
                                          -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME
Dividends...............................  $    1,088    $     7,094   $    9,487    $    9,209    $    1,630
                                          -----------   -----------   -----------   -----------   -----------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain (loss) from redemption
  of investment shares..................           0            669          338             2          (211)
Capital gain distribution...............           0        132,504       29,384         1,394        61,983
                                          -----------   -----------   -----------   -----------   -----------
Net realized gain (loss) on
  investments...........................           0        133,173       29,722         1,396        61,772
Net unrealized appreciation
  (depreciation) on investments during
  the period............................          (1)       (19,493)     (31,321)       (4,150)       38,214
                                          -----------   -----------   -----------   -----------   -----------
Net realized and unrealized gain (loss)
  on investments........................          (1)       113,680       (1,599)       (2,754)       99,986
                                          -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $    1,087    $   120,774   $    7,888    $    6,455    $  101,616
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------

                                                                        CALVERT
                                                                         SOCIAL
                                              PIC           PIC          SMALL         CALVERT
                                             CORE         CAPITAL         CAP           SOCIAL
                                           US EQUITY      GROWTH         GROWTH        BALANCED
                                          -----------   -----------   ------------   ------------
INVESTMENT INCOME
Dividends...............................  $    3,427    $     3,803         $   0          $   2
                                          -----------   -----------           ---            ---
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Net realized gain (loss) from redemption
  of investment shares..................           1            142             0              0
Capital gain distribution...............      33,252         39,296             7              4
                                          -----------   -----------           ---            ---
Net realized gain (loss) on
  investments...........................      33,253         39,438             7              4
Net unrealized appreciation
  (depreciation) on investments during
  the period............................      20,629         53,776            (8)            (4)
                                          -----------   -----------           ---            ---
Net realized and unrealized gain (loss)
  on investments........................      53,882         93,214            (1)             0
                                          -----------   -----------           ---            ---
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.............  $   57,309    $    97,017         $  (1)         $   2
                                          -----------   -----------           ---            ---
                                          -----------   -----------           ---            ---

   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                       STATEMENT OF OPERATIONS, CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                      MFS
                          MFS                       GROWTH          MFS       OPPENHEIMER
                       EMERGING         MFS          WITH          TOTAL      AGGRESSIVE
                        GROWTH       RESEARCH       INCOME        RETURN        GROWTH
                      -----------   -----------   -----------   -----------   -----------
INVESTMENT INCOME
Dividends...........  $        0    $        0    $       28    $        0    $        0
                      -----------   -----------        -----           ---           ---
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  (loss) from
  redemption of
  investment
  shares............        (549)         (176)            1            89           (95)
Capital gain
  distribution......           0             0           132             0             0
                      -----------   -----------        -----           ---           ---
Net realized gain
  (loss) on
  investments.......        (549)         (176)          133            89           (95)
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........        (656)        1,111           210           (13)            0
                      -----------   -----------        -----           ---           ---
Net realized and
  unrealized gain
  (loss) on
  investments.......      (1,205)          935           343            76           (95)
                      -----------   -----------        -----           ---           ---
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...  $   (1,205)   $      935    $      371    $       76    $      (95)
                      -----------   -----------        -----           ---           ---
                      -----------   -----------        -----           ---           ---

                                    OPPENHEIMER
                                      GROWTH      OPPENHEIMER
                      OPPENHEIMER       AND        STRATEGIC
                        GROWTH        INCOME          BOND          TOTAL
                      -----------   -----------   ------------   ------------
INVESTMENT INCOME
Dividends...........  $        0    $       29          $ 199          $35,996
                             ---           ---          -----    ------------
NET REALIZED AND
  UNREALIZED GAINS
  (LOSSES) ON
  INVESTMENTS
Net realized gain
  (loss) from
  redemption of
  investment
  shares............          67            (3)             0             275
Capital gain
  distribution......           0             0              0         297,956
                             ---           ---          -----    ------------
Net realized gain
  (loss) on
  investments.......          67            (3)             0         298,231
Net unrealized
  appreciation
  (depreciation) on
  investments during
  the period........           0             0              1          58,295
                             ---           ---          -----    ------------
Net realized and
  unrealized gain
  (loss) on
  investments.......          67            (3)             1         356,526
                             ---           ---          -----    ------------
NET INCREASE
  (DECREASE) IN NET
  ASSETS RESULTING
  FROM OPERATIONS...  $       67    $       26          $ 200         3$92,522
                             ---           ---          -----    ------------
                             ---           ---          -----    ------------

   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                         STATEMENT OF CHANGES IN ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                            PIC
                                              PIC         GROWTH          PIC           PIC           PIC
                                             MONEY          AND       INTERNATIONAL   GLOBAL         SMALL
                                            MARKET        INCOME        EQUITY        INCOME       CAP VALUE
                                          -----------   -----------   -----------   -----------   -----------
FROM OPERATIONS
Net investment income (loss)............  $     4,328   $    24,343   $      606    $     6,411   $    3,858
Net realized gain (loss) on
  investments...........................            0       136,068       66,648          7,273       80,922
Net unrealized appreciation
  (depreciation) of investments during
  the period............................            0      (239,036)     111,568            517     (208,100)
                                          -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in net assets
  resulting from operations.............        4,328       (78,625)     178,822         14,201     (123,320)
                                          -----------   -----------   -----------   -----------   -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contract owners' net payments...........      195,932       653,729      467,242         75,377      326,394
Mortality and expense risk charges......         (789)      (14,388)      (8,838)        (1,343)      (6,169)
Cost of insurance and administrative
  charges...............................       (6,995)     (262,009)    (153,893)       (24,988)    (107,308)
Surrenders..............................      (17,500)     (205,471)     (59,291)        (5,378)     (48,315)
Death benefits..........................            0        (1,464)      (2,976)        (5,476)      (1,599)
Net policy loan repayments
  (withdrawals).........................            0       (28,951)     (10,260)        (6,295)       6,720
Transfer from other portfolios..........       77,773       872,682      505,168        152,178      166,894
                                          -----------   -----------   -----------   -----------   -----------
Net increase in net assets resulting
  from variable life policy
  transactions..........................      248,421     1,014,128      737,152        184,075      336,617
                                          -----------   -----------   -----------   -----------   -----------
Total increase in net assets............      252,749       935,503      915,974        198,276      213,297
                                          -----------   -----------   -----------   -----------   -----------
NET ASSETS
Beginning of year.......................       50,887     1,003,430      547,905        112,606      567,647
                                          -----------   -----------   -----------   -----------   -----------
End of year.............................  $   303,636   $ 1,938,933   $1,463,879    $   310,882   $  780,944
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------

                                                                        CALVERT
                                                                         SOCIAL
                                              PIC           PIC          SMALL         CALVERT
                                             CORE         CAPITAL         CAP           SOCIAL
                                           US EQUITY      GROWTH         GROWTH        BALANCED
                                          -----------   -----------   ------------   ------------
FROM OPERATIONS
Net investment income (loss)............  $     8,151   $     9,719         $   3          $ 648
Net realized gain (loss) on
  investments...........................        8,935        44,344            44          1,435
Net unrealized appreciation
  (depreciation) of investments during
  the period............................      152,564       417,199           386              1
                                          -----------   -----------        ------    ------------
Net increase (decrease) in net assets
  resulting from operations.............      169,650       471,262           433          2,084
                                          -----------   -----------        ------    ------------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contract owners' net payments...........      264,767       584,574           505         11,531
Mortality and expense risk charges......       (6,869)      (12,378)           (7)          (122)
Cost of insurance and administrative
  charges...............................     (111,812)     (208,707)         (115)        (1,707)
Surrenders..............................      (22,133)      (34,532)          (60)           (62)
Death benefits..........................       (3,076)       (5,124)            0              0
Net policy loan repayments
  (withdrawals).........................        2,322       (19,779)            0              0
Transfer from other portfolios..........      808,646     1,245,747         2,756         17,233
                                          -----------   -----------        ------    ------------
Net increase in net assets resulting
  from variable life policy
  transactions..........................      931,845     1,549,801         3,079         26,873
                                          -----------   -----------        ------    ------------
Total increase in net assets............    1,101,495     2,021,063         3,512         28,957
                                          -----------   -----------        ------    ------------
NET ASSETS
Beginning of year.......................      419,642       636,765            70             79
                                          -----------   -----------        ------    ------------
End of year.............................  $ 1,521,137   $ 2,657,828         $3,582        2$9,036
                                          -----------   -----------        ------    ------------
                                          -----------   -----------        ------    ------------

   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                   STATEMENT OF CHANGES IN ASSETS, CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                      MFS
                          MFS                       GROWTH          MFS       OPPENHEIMER
                       EMERGING         MFS          WITH          TOTAL      AGGRESSIVE
                        GROWTH       RESEARCH       INCOME        RETURN        GROWTH
                      -----------   -----------   -----------   -----------   -----------
FROM OPERATIONS
Net investment
  income (loss).....  $        0    $       823   $         0   $       153   $      448
Net realized gain on
  investments.......      (8,142)         4,581            12           192        4,092
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........     114,601        163,168        35,533         7,098       61,042
                      -----------   -----------   -----------   -----------   -----------
Net increase in net
  assets resulting
  from operations...     106,459        168,572        35,545         7,443       65,582
                      -----------   -----------   -----------   -----------   -----------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contract owners' net
  payments..........     149,724        340,842        58,275        19,846      146,955
Mortality and
  expense risk
  charges...........      (2,868)        (6,079)         (959)         (376)      (2,513)
Cost of insurance
  and administrative
  charges...........     (53,449)       (93,831)      (14,841)       (4,187)     (50,406)
Surrenders..........      (7,418)        (5,985)          (67)          (90)      (7,118)
Death benefits......      (1,639)        (4,889)            0             0       (1,465)
Net policy loan
  repayments
  (withdrawals).....      17,214         16,841            (2)            0         (193)
Transfer from other
  portfolios........     430,503        877,569       407,619       107,442      390,654
                      -----------   -----------   -----------   -----------   -----------
Net increase in net
  assets resulting
  from variable life
  policy
  transactions......     532,067      1,124,468       450,025       122,635      475,914
                      -----------   -----------   -----------   -----------   -----------
Total increase in
  net assets........     638,526      1,293,040       485,570       130,078      541,496
                      -----------   -----------   -----------   -----------   -----------
NET ASSETS
Beginning of year...      59,898        121,167         7,004         2,890       56,236
                      -----------   -----------   -----------   -----------   -----------
End of year.........  $  698,424    $ 1,414,207   $   492,574   $   132,968   $  597,732
                      -----------   -----------   -----------   -----------   -----------
                      -----------   -----------   -----------   -----------   -----------

                                    OPPENHEIMER
                                      GROWTH      OPPENHEIMER
                      OPPENHEIMER       AND        STRATEGIC
                        GROWTH        INCOME          BOND          TOTAL
                      -----------   -----------   ------------   ------------
FROM OPERATIONS
Net investment
  income (loss).....  $    1,757    $       43          $ 207          $61,498
Net realized gain on
  investments.......      21,184           824            152         368,564
Net unrealized
  appreciation
  (depreciation) of
  investments during
  the period........     112,622        26,862            893         756,918
                      -----------   -----------   ------------   ------------
Net increase in net
  assets resulting
  from operations...     135,563        27,729          1,252       1,186,980
                      -----------   -----------   ------------   ------------
FROM VARIABLE LIFE
  POLICY
  TRANSACTIONS
Contract owners' net
  payments..........     231,236        45,373         36,012       3,608,314
Mortality and
  expense risk
  charges...........      (4,146)         (732)          (354)        (68,930)
Cost of insurance
  and administrative
  charges...........     (69,902)      (14,230)       (10,478)     (1,188,858)
Surrenders..........      (3,970)         (690)             0        (418,080)
Death benefits......      (3,257)            0              0         (30,965)
Net policy loan
  repayments
  (withdrawals).....        (372)            0              0         (22,755)
Transfer from other
  portfolios........     652,365       289,917        103,959       7,109,105
                      -----------   -----------   ------------   ------------
Net increase in net
  assets resulting
  from variable life
  policy
  transactions......     801,954       319,638        129,139       8,987,831
                      -----------   -----------   ------------   ------------
Total increase in
  net assets........     937,517       347,367        130,391      10,174,811
                      -----------   -----------   ------------   ------------
NET ASSETS
Beginning of year...      74,477        12,334         10,589       3,683,626
                      -----------   -----------   ------------   ------------
End of year.........  $1,011,994    $  359,701        14$0,980     13,8$58,437
                      -----------   -----------   ------------   ------------
                      -----------   -----------   ------------   ------------

   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                         STATEMENT OF CHANGES IN ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                              PIC           PIC           PIC           PIC           PIC           PIC
                                             MONEY      GROWTH AND    INTERNATIONAL   GLOBAL       SMALL CAP      CORE US
                                            MARKET        INCOME        EQUITY        INCOME         VALUE        EQUITY
                                          -----------   -----------   -----------   -----------   -----------   -----------
FROM OPERATIONS
Net investment income (loss)............  $    1,088    $    7,094    $    9,487    $    9,209    $    1,630    $    3,427
Net realized gain (loss) on
  investments...........................           0       133,173        29,722         1,396        61,772        33,253
Net unrealized appreciation
  (depreciation) of investments during
  the period............................          (1)      (19,493)      (31,321)       (4,150)       38,214        20,629
                                          -----------   -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in net assets
  resulting from operations.............       1,087       120,774         7,888         6,455       101,616        57,309
                                          -----------   -----------   -----------   -----------   -----------   -----------
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contract owners' net payments...........      35,259       321,067       215,507        30,685       187,628       136,656
Mortality and expense risk charges......        (168)       (5,176)       (3,190)         (528)       (3,317)       (2,130)
Cost of insurance and administrative
  charges...............................      (1,092)     (112,846)      (76,380)      (10,388)      (77,291)      (46,805)
Surrenders..............................           0        (6,520)       (2,450)            0        (5,949)       (4,572)
Death benefits..........................           0             0             0             0             0             0
Net policy loan repayments
  (withdrawals).........................           0             0             0             0       (18,635)      (18,054)
Transfer from other portfolios..........       1,657       536,713       284,412        65,229       254,542       221,120
                                          -----------   -----------   -----------   -----------   -----------   -----------
Net increase in net assets resulting
  from variable life policy
  transactions..........................      35,656       733,238       417,899        84,998       336,978       286,215
                                          -----------   -----------   -----------   -----------   -----------   -----------
Total increase in net assets............      36,743       854,012       425,787        91,453       438,594       343,524
                                          -----------   -----------   -----------   -----------   -----------   -----------
NET ASSETS
Beginning of year.......................      14,144       149,418       122,118        21,153       129,053        76,118
                                          -----------   -----------   -----------   -----------   -----------   -----------
End of year.............................  $   50,887    $1,003,430    $  547,905    $  112,606    $  567,647    $  419,642
                                          -----------   -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------   -----------

                                                          CALVERT
                                              PIC          SOCIAL        CALVERT
                                            CAPITAL      SMALL CAP        SOCIAL
                                            GROWTH         GROWTH        BALANCED
                                          -----------   ------------   ------------
FROM OPERATIONS
Net investment income (loss)............  $    3,803          $   0          $   2
Net realized gain (loss) on
  investments...........................      39,438              7              4
Net unrealized appreciation
  (depreciation) of investments during
  the period............................      53,776             (8)            (4)
                                          -----------           ---            ---
Net increase (decrease) in net assets
  resulting from operations.............      97,017             (1)             2
                                          -----------           ---            ---
FROM VARIABLE LIFE POLICY TRANSACTIONS
Contract owners' net payments...........     216,169             77             78
Mortality and expense risk charges......      (3,108)             0              0
Cost of insurance and administrative
  charges...............................     (78,798)            (6)            (6)
Surrenders..............................      (2,247)             0              0
Death benefits..........................           0              0              0
Net policy loan repayments
  (withdrawals).........................           0              0              0
Transfer from other portfolios..........     302,398              0              5
                                          -----------           ---            ---
Net increase in net assets resulting
  from variable life policy
  transactions..........................     434,414             71             77
                                          -----------           ---            ---
Total increase in net assets............     531,431             70             79
                                          -----------           ---            ---
NET ASSETS
Beginning of year.......................     105,334              0              0
                                          -----------           ---            ---
End of year.............................  $  636,765          $  70          $  79
                                          -----------           ---            ---
                                          -----------           ---            ---

   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                    MFS
                                 EMERGING         MFS       MFS GROWTH     MFS TOTAL
                                  GROWTH       RESEARCH     WITH INCOME     RETURN
                                -----------   -----------   -----------   -----------
FROM OPERATIONS
Net investment income
 (loss).......................  $        0    $        0    $       28    $        0
Net realized gain on
 investments..................        (549)         (176)          133            89
Net unrealized appreciation
 (depreciation) of investments
 during the period............        (656)        1,111           210           (13)
                                -----------   -----------   -----------   -----------
Net increase in net assets
 resulting from operations....      (1,205)          935           371            76
                                -----------   -----------   -----------   -----------
FROM VARIABLE LIFE POLICY
 TRANSACTIONS
Contract owners' net
 payments.....................      18,430        31,577           196           656
Mortality and expense risk
 charges......................        (118)         (173)          (14)           (8)
Cost of insurance and
 administrative charges.......      (4,009)       (6,344)         (274)         (151)
Surrenders....................      (4,062)         (839)            0             0
Death benefits................           0             0             0             0
Net policy loan repayments
 (withdrawals)................     (16,061)      (17,201)            0             0
Transfer from other
 portfolios...................      66,923       113,212         6,725         2,317
                                -----------   -----------   -----------   -----------
Net increase in net assets
 resulting from variable life
 policy transactions..........      61,103       120,232         6,633         2,814
                                -----------   -----------   -----------   -----------
Total increase in net
 assets.......................      59,898       121,167         7,004         2,890
                                -----------   -----------   -----------   -----------
NET ASSETS
Beginning of year.............           0             0             0             0
                                -----------   -----------   -----------   -----------
End of year...................  $   59,898    $  121,167    $    7,004    $    2,890
                                -----------   -----------   -----------   -----------
                                -----------   -----------   -----------   -----------

                                OPPENHEIMER                 OPPENHEIMER   OPPENHEIMER
                                AGGRESSIVE    OPPENHEIMER   GROWTH AND     STRATEGIC
                                  GROWTH        GROWTH        INCOME         BOND          TOTAL
                                -----------   -----------   -----------   -----------   -----------
FROM OPERATIONS
Net investment income
 (loss).......................  $        0    $        0    $       29    $      199    $    35,996
Net realized gain on
 investments..................         (95)           67            (3)            0        298,231
Net unrealized appreciation
 (depreciation) of investments
 during the period............           0             0             0             1         58,295
                                -----------   -----------   -----------   -----------   -----------
Net increase in net assets
 resulting from operations....         (95)           67            26           200        392,522
                                -----------   -----------   -----------   -----------   -----------
FROM VARIABLE LIFE POLICY
 TRANSACTIONS
Contract owners' net
 payments.....................      16,910        22,365         2,485         1,135      1,236,880
Mortality and expense risk
 charges......................         (80)          (83)          (22)          (21)       (18,136)
Cost of insurance and
 administrative charges.......      (3,993)       (3,954)         (571)         (423)      (423,331)
Surrenders....................      (3,835)         (546)            0             0        (31,020)
Death benefits................           0             0             0             0              0
Net policy loan repayments
 (withdrawals)................           0             0             0             0        (69,951)
Transfer from other
 portfolios...................      47,329        56,628        10,416         9,698      1,979,324
                                -----------   -----------   -----------   -----------   -----------
Net increase in net assets
 resulting from variable life
 policy transactions..........      56,331        74,410        12,308        10,389      2,673,766
                                -----------   -----------   -----------   -----------   -----------
Total increase in net
 assets.......................      56,236        74,477        12,334        10,589      3,066,288
                                -----------   -----------   -----------   -----------   -----------
NET ASSETS
Beginning of year.............           0             0             0             0        617,338
                                -----------   -----------   -----------   -----------   -----------
End of year...................  $   56,236    $   74,477    $   12,334    $   10,589    $ 3,683,626
                                -----------   -----------   -----------   -----------   -----------
                                -----------   -----------   -----------   -----------   -----------

   The accompanying notes are an integral part of these financial statements.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION

    Protective Variable Life Separate Account (Separate Account) was established by Protective Life Insurance Company (Protective Life) under the provisions of Tennessee law and commenced operations on June 19, 1996. The Separate Account is a separate investment account to which assets are allocated to support the benefits payable under flexible premium variable life insurance polices.

    Protective Life has structured the Separate Account into a unit investment trust form registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of seven proprietary sub-accounts and ten independent sub-accounts. The seven proprietary sub-accounts are the Money Market, Growth and Income, International Equity, Global Income, Small Cap Value, Core US Equity, and Capital Growth sub-accounts. Funds are transferred to Protective Investment Company (the Fund) in exchange for shares of the corresponding portfolio of the Fund.

    The ten independent sub-accounts are the Calvert Social Small Cap Growth, Calvert Social Balanced, MFS Emerging Growth, MFS Research, MFS Growth with Income, MFS Total Return, Oppenheimer Aggressive Growth, Oppenheimer Growth, Oppenheimer Growth and Income, and Oppenheimer Strategic Bond sub-accounts. The ten independent sub-accounts were added July 1, 1997 with sales beginning July 1, 1997. The Fund invests contractholder's funds in exchange for shares in the independent funds. The Fund then holds the shares for the contract owners.

    Six additional Sub-accounts were added to the separate account effective May 1, 1999.

    Gross premiums from the Contracts are allocated to the sub-accounts in accordance with contract owner instructions and are recorded as life policy contract transactions in the statement of changes in net assets. Such amounts are used to provide money to pay contract values under the Contracts (Note 4). The Separate Account's assets are the property of Protective Life.

    Contract owners may allocate some or all of gross premiums or transfer some or all of the contract value to the Guaranteed Account, which is part of Protective Life's General Account. The assets of Protective Life's General Account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations. The Guaranteed Account balance for the years ended December 31, 1998 and 1997 was $742,609 and $525,201, respectively.

    Transfers to/from other portfolios, included in the statement of changes in net assets, are transfers between the individual sub-accounts and the sub-accounts and the Guaranteed Account.

2.  SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENT VALUATION: Investments are made in shares and are valued at the net asset values of the respective portfolios. Transactions with the Funds are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

    REALIZED GAINS AND LOSSES: Realized gains and losses on investments include gains and losses on redemptions of the Fund's shares (determined on the last-in-first-out (LIFO) basis) and capital gain distributions from the Fund.

    DIVIDEND INCOME AND CAPITAL GAIN DISTRIBUTIONS: Dividend income and capital gain distributions are recorded on the ex-dividend date. Distributions are from net investment income and net realized gains recorded in the Investment Company financials.

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make various estimates that affect the reported amounts of assets and liabilities, at the date of the financial statements, as well as the reported amounts of income and expenses, during the reporting period. Actual results could differ from those estimates.

    FEDERAL INCOME TAXES: The operation of the Separate Account is included in the federal income tax return of Protective Life. Under the provisions of the Contracts, Protective Life has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax.

3.  INVESTMENTS

    At December 31, 1998, the investments by the respective sub-accounts were as follows:

                                                       SHARES        COST       MARKET VALUE
                                                      ---------  -------------  -------------
PIC Money Market....................................    303,636  $     303,636  $     303,636
PIC Growth and Income...............................    136,591  $   2,179,200  $   1,921,627
PIC International Equity............................    100,826  $   1,359,868  $   1,442,293
PIC Global Income...................................     28,951  $     312,701  $     308,318
PIC Small Cap Value.................................     88,832  $     952,274  $     769,011
PIC Core US Equity..................................     67,806  $   1,328,561  $   1,502,386
PIC Capital Growth..................................    125,926  $   2,151,820  $   2,627,249
Calvert Social Small Cap Growth.....................        322  $       3,203  $       3,582
Calvert Social Balanced.............................     13,587  $      29,038  $      29,036
MFS Emerging Growth.................................     32,534  $     584,554  $     698,498
MFS Research........................................     74,245  $   1,250,097  $   1,414,375
MFS Growth with Income..............................     23,690  $     440,660  $     476,404
MFS Total Return....................................      7,338  $     125,882  $     132,968
Oppenheimer Aggressive Growth.......................     13,335  $     536,756  $     597,798
Oppenheimer Growth..................................     27,601  $     899,489  $   1,012,111
Oppenheimer Growth and Income.......................     17,530  $     332,159  $     359,022
Oppenheimer Strategic Bond..........................     27,409  $     139,437  $     140,332
                                                                 -------------  -------------
                                                                 $  12,929,335  $  13,738,646
                                                                 -------------  -------------
                                                                 -------------  -------------

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

3.  INVESTMENTS (CONTINUED)
    At December 31, 1997, the investments by the respective sub-accounts were as follows:

                                                       SHARES        COST       MARKET VALUE
                                                      ---------  -------------  -------------
PIC Money Market....................................     50,888  $      50,888  $      50,888
PIC Growth and Income...............................     63,291  $   1,016,188  $     997,651
PIC International Equity............................     43,537  $     571,254  $     542,113
PIC Global Income...................................     11,115  $     117,537  $     112,638
PIC Small Cap Value.................................     47,961  $     537,548  $     562,384
PIC Core US Equity..................................     22,731  $     397,175  $     418,436
PIC Capital Growth..................................     39,905  $     573,054  $     631,283
Calvert Social Small Cap Growth.....................          6  $          85  $          77
Calvert Social Balanced.............................         43  $          89  $          86
MFS Emerging Growth.................................      3,711  $      60,271  $      59,898
MFS Research........................................      7,674  $     120,606  $     121,167
MFS Growth with Income..............................        426  $       7,013  $       7,004
MFS Total Return....................................        174  $       2,785  $       2,890
Oppenheimer Aggressive Growth.......................      1,373  $      56,519  $      56,236
Oppenheimer Growth..................................      2,296  $      73,927  $      74,477
Oppenheimer Growth and Income.......................        581  $      11,737  $      11,957
Oppenheimer Strategic Bond..........................      1,999  $      10,355  $      10,236
                                                                 -------------  -------------
                                                                 $   3,607,031  $   3,659,421
                                                                 -------------  -------------
                                                                 -------------  -------------

    During the year ended December 31, 1998, transactions in shares were as follows:

                                                                                                        CALVERT
                                   PIC                                  PIC        PIC                  SOCIAL
                        PIC      GROWTH         PIC          PIC       SMALL      CORE        PIC        SMALL       CALVERT
                       MONEY       AND     INTERNATIONAL   GLOBAL       CAP        US       CAPITAL       CAP        SOCIAL
                      MARKET     INCOME       EQUITY       INCOME      VALUE     EQUITY     GROWTH      GROWTH      BALANCED
                     ---------  ---------  -------------  ---------  ---------  ---------  ---------  -----------  -----------

Shares purchased...    390,313     86,003       60,450       21,423     42,559     49,631     89,176         326       13,318
Shares received
  from reinvestment
  of dividends.....      4,328     11,648        4,758        1,268     11,171      1,000      2,619           4          988
                     ---------  ---------  -------------  ---------  ---------  ---------  ---------  -----------  -----------
Total shares
  acquired.........    394,641     97,651       65,208       22,691     53,730     50,631     91,795         330       14,306
Shares redeemed....   (141,893)   (24,351)      (7,919)      (4,855)   (12,859)    (5,556)    (5,774)        (14)        (762)
                     ---------  ---------  -------------  ---------  ---------  ---------  ---------  -----------  -----------
Net increase in
  shares owned.....    252,748     73,300       57,289       17,836     40,871     45,075     86,021         316       13,544
Shares owned,
  beginning of the
  period...........     50,888     63,291       43,537       11,115     47,961     22,731     39,905           6           43
                     ---------  ---------  -------------  ---------  ---------  ---------  ---------  -----------  -----------
Shares owned, end
  of period........    303,636    136,591      100,826       28,951     88,832     67,806    125,926         322       13,587
                     ---------  ---------  -------------  ---------  ---------  ---------  ---------  -----------  -----------
                     ---------  ---------  -------------  ---------  ---------  ---------  ---------  -----------  -----------
Cost of shares
  acquired.........    394,641  1,532,324      897,021      245,933    552,850  1,045,059  1,688,692       3,271       30,586
                     ---------  ---------  -------------  ---------  ---------  ---------  ---------  -----------  -----------
                     ---------  ---------  -------------  ---------  ---------  ---------  ---------  -----------  -----------
Cost of shares
  redeemed.........   (141,893)  (369,312)    (108,407)     (50,769)  (138,124)  (113,673)  (109,926)       (153)      (1,637)
                     ---------  ---------  -------------  ---------  ---------  ---------  ---------  -----------  -----------
                     ---------  ---------  -------------  ---------  ---------  ---------  ---------  -----------  -----------

                 THE PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

3.  INVESTMENTS (CONTINUED)

                                                                MFS                                                OPPENHEIMER
                                       MFS                    GROWTH       MFS       OPPENHEIMER                     GROWTH
                                     EMERGING      MFS         WITH       TOTAL       AGGRESSIVE     OPPENHEIMER       AND
                                      GROWTH     RESEARCH     INCOME      RETURN        GROWTH         GROWTH        INCOME
                                     --------   ----------   ---------   --------   --------------   -----------   -----------
Shares purchased...................   34,078        73,609      23,570      7,302       12,591         25,217        17,480
Shares received from reinvestment
  of dividends.....................      123           660           0         20          115            698            45
                                     --------   ----------   ---------   --------      -------       -----------   -----------
Total shares acquired..............   34,201        74,269      23,570      7,322       12,706         25,915        17,525
Shares redeemed....................   (5,378)       (7,698)       (306)      (158)        (744)          (610)         (576)
                                     --------   ----------   ---------   --------      -------       -----------   -----------
Net increase in shares owned.......   28,823        66,571      23,264      7,164       11,962         25,305        16,949
Shares owned, beginning of the
  period...........................    3,711         7,674         426        174        1,373          2,296           581
                                     --------   ----------   ---------   --------      -------       -----------   -----------
Shares owned, end of period........   32,534        74,245      23,690      7,338       13,335         27,601        17,530
                                     --------   ----------   ---------   --------      -------       -----------   -----------
                                     --------   ----------   ---------   --------      -------       -----------   -----------
Cost of shares acquired............  623,378     1,262,652     439,300    125,803      510,867        846,140       331,179
                                     --------   ----------   ---------   --------      -------       -----------   -----------
                                     --------   ----------   ---------   --------      -------       -----------   -----------
Cost of shares redeemed............  (99,095)     (133,161)     (5,653)    (2,706)     (30,630)       (20,578)      (10,757)
                                     --------   ----------   ---------   --------      -------       -----------   -----------
                                     --------   ----------   ---------   --------      -------       -----------   -----------


                                     OPPENHEIMER
                                      STRATEGIC
                                        BOND
                                     -----------
Shares purchased...................    26,918
Shares received from reinvestment
  of dividends.....................        67
                                     -----------
Total shares acquired..............    26,985
Shares redeemed....................    (1,575)
                                     -----------
Net increase in shares owned.......    25,410
Shares owned, beginning of the
  period...........................     1,999
                                     -----------
Shares owned, end of period........    27,409
                                     -----------
                                     -----------
Cost of shares acquired............   137,028
                                     -----------
                                     -----------
Cost of shares redeemed............    (7,944)
                                     -----------
                                     -----------

    During the year ended December 31, 1997, transactions in shares were as follows:

                                                                                                                          CALVERT
                                                   PIC                                    PIC        PIC                  SOCIAL
                                       PIC       GROWTH         PIC           PIC        SMALL      CORE        PIC        SMALL
                                      MONEY        AND     INTERNATIONAL    GLOBAL        CAP        US       CAPITAL       CAP
                                     MARKET      INCOME       EQUITY        INCOME       VALUE     EQUITY     GROWTH      GROWTH
                                   -----------  ---------  -------------  -----------  ---------  ---------  ---------  -----------
Shares purchased.................      87,115      47,611       35,341         8,494      35,094     19,091     32,867           5
Shares received from reinvestment
  of dividends...................       1,088       9,094        3,142         1,045       5,514      2,037      2,783           1
                                   -----------  ---------  -------------  -----------  ---------  ---------  ---------  -----------
Total shares acquired............      88,203      56,705       38,483         9,539      40,608     21,128     35,650           6
Shares redeemed..................     (51,459)     (3,949)      (4,438)         (502)     (5,525)    (3,328)    (4,074)          0
                                   -----------  ---------  -------------  -----------  ---------  ---------  ---------  -----------
Net increase in shares owned.....      36,744      52,756       34,045         9,037      35,083     17,800     31,576           6
Shares owned, beginning of the
  period.........................      14,144      10,535        9,492         2,078      12,878      4,931      8,329           0
                                   -----------  ---------  -------------  -----------  ---------  ---------  ---------  -----------
Shares owned, end of period......      50,888      63,291       43,537        11,115      47,961     22,731     39,905           6
                                   -----------  ---------  -------------  -----------  ---------  ---------  ---------  -----------
                                   -----------  ---------  -------------  -----------  ---------  ---------  ---------  -----------
Cost of shares acquired..........      88,203     935,011      510,945       101,056     461,282    383,087    532,941          91
                                   -----------  ---------  -------------  -----------  ---------  ---------  ---------  -----------
                                   -----------  ---------  -------------  -----------  ---------  ---------  ---------  -----------
Cost of shares redeemed..........     (51,459)    (67,285)     (59,628)       (5,421)    (66,165)   (61,399)   (60,768)         (6)
                                   -----------  ---------  -------------  -----------  ---------  ---------  ---------  -----------
                                   -----------  ---------  -------------  -----------  ---------  ---------  ---------  -----------


                                     CALVERT
                                     SOCIAL
                                    BALANCED
                                   -----------
Shares purchased.................          43
Shares received from reinvestment
  of dividends...................           3
                                   -----------
Total shares acquired............          46
Shares redeemed..................          (3)
                                   -----------
Net increase in shares owned.....          43
Shares owned, beginning of the
  period.........................           0
                                   -----------
Shares owned, end of period......          43
                                   -----------
                                   -----------
Cost of shares acquired..........          95
                                   -----------
                                   -----------
Cost of shares redeemed..........          (6)
                                   -----------
                                   -----------

                                                                MFS                                                OPPENHEIMER
                                       MFS                    GROWTH       MFS       OPPENHEIMER                     GROWTH
                                     EMERGING      MFS         WITH       TOTAL       AGGRESSIVE     OPPENHEIMER       AND
                                      GROWTH     RESEARCH     INCOME      RETURN        GROWTH         GROWTH        INCOME
                                     --------   ----------   ---------   --------   --------------   -----------   -----------
Shares purchased...................    4,911         9,082         428        300        1,467          2,418           599
Shares received from reinvestment
  of dividends.....................        0             0          10          0            0              0             1
                                     --------   ----------   ---------   --------      -------       -----------   -----------
Total shares acquired..............    4,911         9,082         438        300        1,467          2,418           600
Shares redeemed....................   (1,200)       (1,408)        (12)      (126)         (94)          (122)          (19)
                                     --------   ----------   ---------   --------      -------       -----------   -----------
Net increase in shares owned.......    3,711         7,674         426        174        1,373          2,296           581
Shares owned, beginning of the
  period...........................        0             0           0          0            0              0             0
                                     --------   ----------   ---------   --------      -------       -----------   -----------
Shares owned, end of period........    3,711         7,674         426        174        1,373          2,296           581
                                     --------   ----------   ---------   --------      -------       -----------   -----------
                                     --------   ----------   ---------   --------      -------       -----------   -----------
Cost of shares acquired............   79,661       142,783       7,206      4,762       60,457         77,973        12,131
                                     --------   ----------   ---------   --------      -------       -----------   -----------
                                     --------   ----------   ---------   --------      -------       -----------   -----------
Cost of shares redeemed............  (19,390)      (22,177)       (193)    (1,977)      (3,938)        (4,046)         (394)
                                     --------   ----------   ---------   --------      -------       -----------   -----------
                                     --------   ----------   ---------   --------      -------       -----------   -----------


                                     OPPENHEIMER
                                      STRATEGIC
                                        BOND
                                     -----------
Shares purchased...................     2,012
Shares received from reinvestment
  of dividends.....................        39
                                     -----------
Total shares acquired..............     2,051
Shares redeemed....................       (52)
                                     -----------
Net increase in shares owned.......     1,999
Shares owned, beginning of the
  period...........................         0
                                     -----------
Shares owned, end of period........     1,999
                                     -----------
                                     -----------
Cost of shares acquired............    10,623
                                     -----------
                                     -----------
Cost of shares redeemed............      (268)
                                     -----------
                                     -----------

4.  RELATED PARTY TRANSACTIONS

    Contract owners' net payments represent premiums received from policyholders less certain deductions made by Protective Life in accordance with policy terms. These deductions include, where appropriate, sales, tax, surrender, cost of insurance protection and administrative charges. These deductions are made to the individual policies in accordance with the terms governing each policy as set forth in the policy.

    The net assets of each sub-account of the Separate Account reflect the investment management fees and other operating expenses incurred by the Funds.

    Protective Life offers a loan privilege to contract owners. Contract owners may obtain loans using the contract as the only security for the loan. Loans may be subject to provisions of The Internal Revenue Code of 1986, as amended. Loans outstanding approximated $108,000 and $70,000 at December 31, 1998 and 1997, respectively.

5.  SUBSEQUENT EVENTS

    Protective Life has announced plans to liquidate the PIC Money Market account and replace it with the Oppenheimer Money Fund in 1999.


    In 1999, the Oppenheimer Growth Fund and the Oppenheimer Growth and Income Fund names will be changed to Oppenheimer Capital Appreciation and Oppenheimer Main Street Growth and Income, respectively.



    Additionally, six sub-accounts will be added to the Separate Account. These sub-accounts are MFS New Discovery, MFS Utilities, Oppenheimer Global Securities, Oppenheimer High Income, Van Eck Worldwide Hard Assets, and Van Eck Worldwide Real Estate. Sales will begin in the sub-accounts in 1999.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Share Owner
Protective Life Insurance Company
Birmingham, Alabama

    In our opinion, the consolidated financial statements of Protective Life Insurance Company and Subsidiaries (the "Company") listed in the index on page F1 of this Form S-6 present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules listed in the index on page F1 of this Form S-6 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

February 11, 1999
Birmingham, Alabama

                       PROTECTIVE LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME

                             (DOLLARS IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31
                                                             -------------------------------
                                                               1998       1997       1996
                                                             ---------  ---------  ---------
REVENUES
  Premiums and policy fees.................................  $1,027,340 $ 814,420  $ 770,224
  Reinsurance ceded........................................   (459,215)  (334,214)  (308,174)
                                                             ---------  ---------  ---------
    Net of reinsurance ceded...............................    568,125    480,206    462,050
  Net investment income....................................    603,795    557,488    498,781
  Realized investment gains................................      2,136      1,824      5,510
  Other income.............................................     20,201      6,149      5,010
                                                             ---------  ---------  ---------
                                                             1,194,257  1,045,667    971,351
                                                             ---------  ---------  ---------
BENEFITS AND EXPENSES
  Benefits and settlement expenses (net of reinsurance
    ceded: 1998-$330,494; 1997-$180,605; 1996-$215,424)....    730,496    658,872    626,893
  Amortization of deferred policy acquisition costs........    111,188    107,175     91,001
  Other operating expenses (net of reinsurance ceded:
    1998-$166,375; 1997-$90,045; 1996-$81,839).............    172,228    129,870    128,148
                                                             ---------  ---------  ---------
                                                             1,013,912    895,917    846,042
                                                             ---------  ---------  ---------
INCOME BEFORE INCOME TAX...................................    180,345    149,750    125,309
INCOME TAX EXPENSE (BENEFIT)
  Current..................................................     48,237     66,283     44,908
  Deferred.................................................     14,925    (13,981)    (2,142)
                                                             ---------  ---------  ---------
                                                                63,162     52,302     42,766
                                                             ---------  ---------  ---------
NET INCOME.................................................  $ 117,183  $  97,448  $  82,543
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------

                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               DECEMBER 31
                                                                                          ----------------------
                                                                                             1998        1997
                                                                                          ----------  ----------
ASSETS
Investments:
  Fixed maturities, at market (amortized cost: 1998-$6,307,274; 1997-$6,221,871)........  $6,400,262  $6,348,252
  Equity securities, at market (cost: 1998-$15,151; 1997-$24,983).......................      12,258      15,006
  Mortgage loans on real estate.........................................................   1,623,603   1,313,478
  Investment real estate, net of accumulated depreciation (1998-$782; 1997-$671)........      14,868      13,469
  Policy loans..........................................................................     232,670     194,109
  Other long-term investments...........................................................      70,078      54,704
  Short-term investments................................................................     159,655      54,337
                                                                                          ----------  ----------
    Total investments...................................................................   8,513,394   7,993,355
Cash....................................................................................                  39,197
Accrued investment income...............................................................     100,395      94,095
Accounts and premiums receivable, net of allowance for uncollectible amounts
  (1998-$4,304; 1997-$5,292)............................................................      31,265      42,255
Reinsurance receivables.................................................................     756,370     591,457
Deferred policy acquisition costs.......................................................     841,425     632,605
Property and equipment, net.............................................................      42,374      36,407
Other assets............................................................................      34,632      14,445
Assets related to separate accounts
  Variable Annuity......................................................................   1,285,952     924,406
  Variable Universal Life...............................................................      13,606       3,634
  Other.................................................................................       3,482       3,425
                                                                                          ----------  ----------
                                                                                          $11,622,895 $10,375,281
                                                                                          ----------  ----------
                                                                                          ----------  ----------
LIABILITIES
Policy liabilities and accruals:
  Future policy benefits and claims.....................................................  $4,140,003  $3,324,294
  Unearned premiums.....................................................................     389,294     396,696
                                                                                          ----------  ----------
                                                                                           4,529,297   3,720,990
Guaranteed investment contract deposits.................................................   2,691,697   2,684,676
Annuity deposits........................................................................   1,519,820   1,511,553
Other policyholders' funds..............................................................     219,356     183,324
Other liabilities.......................................................................     226,310     246,081
Accrued income taxes....................................................................     (10,992)        941
Deferred income taxes...................................................................      51,735      49,417
Note payable............................................................................       2,363
Indebtedness to related parties.........................................................      20,898      28,055
Liabilities related to separate accounts
  Variable Annuity......................................................................   1,285,952     924,406
  Variable Universal Life...............................................................      13,606       3,634
  Other.................................................................................       3,482       3,425
                                                                                          ----------  ----------
    Total liabilities...................................................................  10,553,524   9,356,502
                                                                                          ----------  ----------
COMMITMENTS AND CONTINGENT LIABILITIES -- NOTE G
SHARE-OWNER'S EQUITY
Preferred Stock, $1.00 par value, shares authorized and issued: 2,000, liquidation
  preference $2,000.....................................................................           2           2
Common Stock, $1.00 par value...........................................................       5,000       5,000
  Shares authorized and issued: 5,000,000
Additional paid-in capital..............................................................     327,992     327,992
Note receivable from PLC Employee Stock Ownership Plan..................................      (5,199)     (5,378)
Retained earnings.......................................................................     686,519     629,436
Accumulated other comprehensive income
  Net unrealized gains on investments (net of income tax: 1998-$29,646; 1997-$33,238)...      55,057      61,727
                                                                                          ----------  ----------
    Total share-owner's equity..........................................................   1,069,371   1,018,779
                                                                                          ----------  ----------
                                                                                          $11,622,895 $10,375,281
                                                                                          ----------  ----------
                                                                                          ----------  ----------

                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY

                CONSOLIDATED STATEMENTS OF SHARE-OWNER'S EQUITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  NOTE
                                                                  ADDITIONAL   RECEIVABLE             NET UNREALIZED   TOTAL SHARE-
                                           PREFERRED     COMMON    PAID-IN      FROM PLC    RETAINED  GAINS (LOSSES)      OWNER'S
                                             STOCK        STOCK    CAPITAL        ESOP      EARNINGS  ON INVESTMENTS      EQUITY
                                          ------------   -------  ----------   ----------   --------  --------------   -------------
Balance, December 31, 1995..............                 $5,000    $144,494     $(5,765)    $449,645    $  57,863       $  651,237
                                                                                                                       -------------
  Net income for 1996...................                                                     82,543                         82,543
  Decrease in net unrealized gains on
    investments (net of income tax:
    $(25,627))..........................                                                                  (47,593)         (47,593)
  Reclassification adjustment for
    amounts included in net income (net
    of income tax: $(1,928))............                                                                   (3,582)          (3,582)
                                                                                                                       -------------
  Comprehensive income for 1996.........                                                                                    31,368
                                                                                                                       -------------
  Redemption feature of preferred stock
    removed-Note I......................      $  2                    1,998                                                  2,000
  Preferred dividends ($50 per share)...                                                       (100 )                         (100)
  Capital contribution from PLC.........                             91,500                                                 91,500
  Decrease in note receivable from PLC
    ESOP................................                                            186                                        186
                                               ---       -------  ----------   ----------   --------  --------------   -------------
Balance, December 31, 1996..............         2        5,000     237,992      (5,579)    532,088         6,688          776,191
                                                                                                                       -------------
  Net income for 1997...................                                                     97,448                         97,448
  Increase in net unrealized gains on
    investments (net of income tax-
    $30,275)............................                                                                   56,225           56,225
  Reclassification adjustment for
    amounts included in net income (net
    of income tax: $(638))..............                                                                   (1,186)          (1,186)
                                                                                                                       -------------
  Comprehensive income for 1997.........                                                                                   152,487
                                                                                                                       -------------
  Preferred dividends ($50 per share)...                                                       (100 )                         (100)
  Capital contribution from PLC.........                             90,000                                                 90,000
  Decrease in note receivable from PLC
    ESOP................................                                            201                                        201
                                               ---       -------  ----------   ----------   --------  --------------   -------------
Balance, December 31, 1997..............         2        5,000     327,992      (5,378)    629,436        61,727        1,018,779
                                                                                                                       -------------
  Net income for 1998...................                                                    117,183                        117,183
  Decrease in net unrealized gains on
    investments (net of income tax-
    ($2,844))...........................                                                                   (5,281)          (5,281)
  Reclassification adjustment for
    amounts included in net income (net
    of income tax: $(747))..............                                                                   (1,389)          (1,389)
                                                                                                                       -------------
  Comprehensive income for 1998.........                                                                                   110,513
                                                                                                                       -------------
  Common dividends ($12 per share)......                                                    (60,000 )                      (60,000)
  Preferred dividends ($50 per share)...                                                       (100 )                         (100)
  Decrease in note receivable from PLC
    ESOP................................                                            179                                        179
                                               ---       -------  ----------   ----------   --------  --------------   -------------
Balance, December 31, 1998..............      $  2       $5,000    $327,992     $(5,199)    $686,519    $  55,057       $1,069,371
                                               ---       -------  ----------   ----------   --------  --------------   -------------
                                               ---       -------  ----------   ----------   --------  --------------   -------------

                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                            DECEMBER 31
                                                                               -------------------------------------
                                                                                  1998         1997         1996
                                                                               -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.................................................................  $   117,183  $    97,448  $    82,543
  Adjustments to reconcile net income to net cash provided by operating activities:
    Amortization of deferred policy acquisition costs........................      111,188      107,175       91,001
    Capitalization of deferred policy acquisition costs......................     (192,838)    (135,211)     (77,078)
    Depreciation expense.....................................................        7,110        5,124        5,333
    Deferred income taxes....................................................       14,925      (17,918)      (2,442)
    Accrued income taxes.....................................................      (11,933)      (5,558)         893
    Interest credited to universal life and investment products..............      352,721      299,004      280,377
    Policy fees assessed on universal life and investment products...........     (139,689)    (131,582)    (116,401)
    Change in accrued investment income and other receivables................     (159,362)    (158,798)     (70,987)
    Change in policy liabilities and other policyholder funds of
      traditional life and health products...................................      322,464      279,522      133,621
    Change in other liabilities..............................................      (19,771)      65,393        7,209
    Other (net)..............................................................      (22,634)      (1,133)      (4,281)
                                                                               -----------  -----------  -----------
Net cash provided by operating activities....................................      379,364      403,466      329,788
                                                                               -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Maturities and principal reduction of investments:
    Investments available for sale...........................................   10,445,407    6,462,663    1,327,323
    Other....................................................................      198,559      324,242      168,898
  Sale of investments:
    Investment available for sale............................................    1,080,265    1,108,058    1,569,119
    Other....................................................................      155,906      695,270      568,218
  Cost of investments acquired:
    Investments available for sale...........................................  (11,507,234)  (8,428,804)  (3,798,631)
    Other....................................................................     (662,350)    (718,335)    (400,322)
  Acquisitions and bulk reinsurance assumptions..............................                  (169,124)     264,126
  Purchase of property and equipment.........................................      (13,077)      (6,087)      (6,899)
  Sale of property and equipment.............................................                     2,681          288
                                                                               -----------  -----------  -----------
Net cash used in investing activities........................................     (302,524)    (729,436)    (307,880)
                                                                               -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings under line of credit arrangements and long-term debt............    1,975,800    1,159,538      941,438
  Capital contribution from PLC..............................................                    90,000       91,500
  Principal payments on line of credit arrangements and long-term debt.......   (1,973,437)  (1,159,538)    (941,438)
  Principal payment on surplus note to PLC...................................       (2,000)      (4,693)     (10,000)
  Dividends to share-owner...................................................      (60,100)        (100)        (100)
  Investment product deposits and change in universal life deposits..........      981,124      910,659      949,122
  Investment product withdrawals.............................................   (1,037,424)    (745,083)    (944,244)
                                                                               -----------  -----------  -----------
Net cash provided by (used in) financing activities..........................     (116,037)     250,783       86,278
                                                                               -----------  -----------  -----------
INCREASE (DECREASE) IN CASH..................................................      (39,197)     (75,187)     108,186
CASH AT BEGINNING OF YEAR....................................................       39,197      114,384        6,198
                                                                               -----------  -----------  -----------
CASH AT END OF YEAR..........................................................  $         0  $    39,197  $   114,384
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year:
    Interest on debt.........................................................  $     8,338  $     4,343  $     4,633
    Income taxes.............................................................  $    57,429  $    70,133  $    43,478
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
  Reduction of principal on note from ESOP...................................  $       179  $       201  $       186
  Acquisitions and bulk reinsurance assumptions
    Assets acquired..........................................................  $   247,894  $ 1,114,832  $   296,935
    Liabilities assumed......................................................     (380,405)    (902,267)    (364,862)
                                                                               -----------  -----------  -----------
    Net......................................................................  $  (132,511) $   212,565  $   (67,927)
                                                                               -----------  -----------  -----------
                                                                               -----------  -----------  -----------

                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying consolidated financial statements of Protective Life Insurance Company and subsidiaries ("Protective") are prepared on the basis of generally accepted accounting principles. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses.

    ENTITIES INCLUDED

    The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Insurance Company and its wholly-owned subsidiaries. Protective is a wholly-owned subsidiary of Protective Life Corporation ("PLC"), an insurance holding company.

    NATURE OF OPERATIONS

    Protective provides financial services through the production, distribution, and administration of insurance and investment products. Protective markets individual life insurance, dental insurance and managed care services, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, and fixed and variable annuities throughout the United States. Protective also maintains a separate division devoted exclusively to the acquisition of insurance policies from other companies.

    The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors.

    RECENTLY ISSUED ACCOUNTING STANDARDS

    In 1997 Protective adopted Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities;" SFAS No. 130, "Reporting Comprehensive Income;" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

    In 1998 PLC adopted SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits."

    The adoption of these accounting standards did not have a material effect on PLC's or Protective's financial statements.

    INVESTMENTS

    Protective has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

    - Fixed maturities (bonds, bank loan participations, and redeemable preferred stocks) -- at current market value.

    - Equity securities (common and nonredeemable preferred stocks) -- at current market value.

    - Mortgage loans on real estate -- at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

    - Investment real estate -- at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

    - Policy loans -- at unpaid balances.

    - Other long-term investments -- at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

    - Short-term investments -- at cost, which approximates current market value.

    Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.9 million in bank deposits voluntarily restricted as to withdrawal.

    As prescribed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax reported as a component of share-owner's equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the adoption of SFAS No. 115 does not affect Protective's operations, its reported shareowner's equity will fluctuate significantly as interest rates change.

    Protective's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

                                                                     1998           1997
                                                                 -------------  -------------
Total investments..............................................  $   8,412,167  $   7,876,952
Deferred policy acquisition costs..............................        857,949        654,043
All other assets...............................................      2,268,076      1,749,321
                                                                 -------------  -------------
                                                                 $  11,538,192  $  10,280,316
                                                                 -------------  -------------
                                                                 -------------  -------------
Deferred income taxes..........................................  $      22,089  $      16,179
All other liabilities..........................................     10,501,789      9,307,085
                                                                 -------------  -------------
                                                                    10,523,878      9,323,264
Share-owner's equity...........................................      1,014,314        957,052
                                                                 -------------  -------------
                                                                 $  11,538,192  $  10,280,316
                                                                 -------------  -------------
                                                                 -------------  -------------

    Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    DERIVATIVE FINANCIAL INSTRUMENTS

    Protective does not use derivative financial instruments for trading purposes. Combinations of swaps, futures contracts and options on treasury notes are currently being used as hedges for asset/ liability management of certain investments, primarily mortgage loans on real estate, mortgage-backed securities, and liabilities arising from interest-sensitive products such as guaranteed investment contracts and individual annuities. Realized investment gains and losses on such contracts are deferred and amortized over the life of the hedged asset. No realized investment gains or losses were deferred in 1998. Net realized gains of $1.5 million were deferred in 1997. At December 31, 1998 and 1997, options and open futures contracts with notional amounts of $975.0 million and $925.0 million, respectively, had net unrealized losses of $0.5 million and $0.4 million respectively.

    Protective uses interest rate swap contracts to convert certain investments and liabilities from a variable to a fixed rate of interest and from a fixed rate to variable rate of interest. At December 31, 1998, related open interest rate swap contracts with a notional amount of $55.3 million were in a $0.2 million net unrealized loss position. At December 31, 1997, related open interest rate swap contracts with a notional amount of $95.3 million were in a $0.1 million net unrealized loss position.

    CASH

    Cash includes all demand deposits reduced by the amount of outstanding checks and drafts.

    PROPERTY AND EQUIPMENT

    Property and equipment are reported at cost. Protective primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

    Property and equipment consisted of the following at December 31:

                                                                            1998       1997
                                                                          ---------  ---------
Home office building....................................................  $  37,959  $  37,459
Other, principally furniture and equipment..............................     58,958     46,937
                                                                          ---------  ---------
                                                                             96,917     84,396
Accumulated depreciation................................................     54,543     47,989
                                                                          ---------  ---------
                                                                          $  42,374  $  36,407
                                                                          ---------  ---------
                                                                          ---------  ---------

    SEPARATE ACCOUNTS

    Protective operates separate accounts, some in which Protective bears the investment risk and others in which the investments risk rests with the contractholder. The assets and liabilities related to separate accounts in which Protective does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REVENUES AND BENEFITS EXPENSE

    - Traditional Life and Health Insurance Products -- Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term and term-like life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

      Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on Protective's experience modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life and health insurance products includes estimated unpaid claims that have been reported to Protective and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.

    Activity in the liability for unpaid claims is summarized as follows:

                                                              1998        1997        1996
                                                           ----------  ----------  ----------
Balance beginning of year................................  $  106,121  $  108,159  $   73,642
  Less reinsurance.......................................      18,673       6,423       3,330
                                                           ----------  ----------  ----------
Net balance beginning of year............................      87,448     101,736      70,312
                                                           ----------  ----------  ----------
Incurred related to:
Current year.............................................     288,015     258,322     275,524
Prior year...............................................     (10,198)    (14,540)     (2,417)
                                                           ----------  ----------  ----------
  Total incurred.........................................     277,817     243,782     273,107
                                                           ----------  ----------  ----------
Paid related to:
Current year.............................................     236,001     203,381     197,163
Prior year...............................................      58,951      58,104      57,812
                                                           ----------  ----------  ----------
  Total paid.............................................     294,952     261,485     254,975
                                                           ----------  ----------  ----------
Other changes:
  Acquisitions and reserve transfers.....................           0       3,415      13,292
                                                           ----------  ----------  ----------
Net balance end of year..................................      70,313      87,448     101,736
  Plus reinsurance.......................................      20,019      18,673       6,423
                                                           ----------  ----------  ----------
Balance end of year......................................  $   90,332  $  106,121  $  108,159
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    - Universal Life and Investment Products -- Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. That is, universal life and investment product deposits are not considered

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     revenues in accordance with generally accepted accounting principles.
      Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.4% to 9.4% in 1998.

      Protective's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

    DEFERRED POLICY ACQUISITION COSTS

    Commissions and other costs of acquiring traditional life and health insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income. Acquisition costs for universal life and investment products are being amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," Protective makes certain assumptions regarding the mortality, persistency, expenses, and interest rates it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with Protective's universal life and investment products had been realized.

    The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. Protective amortizes the present value of future profits over the premium payment period including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $370.3 million and $274.9 million at December 31, 1998 and 1997, respectively. During 1998 $132.5 million of present value of future profits on acquisitions made during the year was capitalized and $37.1 million was amortized. During 1997 $136.2 million of present value of future profits on acquisitions made during the year was capitalized, and $28.9 million was amortized.

    INCOME TAXES

    Protective uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the bases of assets and liabilities determined for financial reporting purposes and the bases determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RECLASSIFICATIONS

    Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on net income, total assets, or share-owner's equity.

NOTE B -- RECONCILIATION WITH STATUTORY REPORTING PRACTICES

    Financial statements prepared in conformity with generally accepted accounting principals ("GAAP") differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred, (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions, (c) deferred income taxes are provided for temporary differences between financial and taxable earnings, (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to stock-owner's equity, (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted items), (f) certain items of interest income, principally accrual of mortgage and bond discounts are amortized differently, and (g) bonds are stated at market instead of amortized cost.

    The reconciliations of net income and share-owner's equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:


                                                NET INCOME                  SHARE-OWNER'S EQUITY
                                      -------------------------------  -------------------------------
                                        1998       1997       1996       1998       1997       1996
                                      ---------  ---------  ---------  ---------  ---------  ---------
In conformity with statutory
  reporting practices: (1)..........  $ 147,077  $ 134,417  $ 102,337  $ 531,956  $ 579,111  $ 456,320
Additions (deductions) by
  adjustment:
  Deferred policy acquisition
    costs, net of amortization......     68,155     10,310     (2,830)   841,425    632,605    488,201
  Deferred income tax...............    (14,925)    13,981      2,142    (51,735)   (49,417)   (37,722)
  Asset Valuation Reserve...........                                      66,922     67,369     64,233
  Interest Maintenance Reserve......     (1,355)    (1,434)    (2,142)    15,507      9,809     17,682
  Nonadmitted items.................                                      42,835     30,500     21,610
  Other timing and valuation
    adjustments.....................    (76,214)   (54,494)   (11,210)  (282,480)  (215,448)  (197,227)
  Noninsurance affiliates...........     18,171     17,530     11,104                    (4)         4
  Consolidation elimination.........    (23,726)   (22,862)   (16,858)   (95,059)   (35,746)   (36,910)
                                      ---------  ---------  ---------  ---------  ---------  ---------
In conformity with generally
  accepted accounting principles....  $ 117,183  $  97,448  $  82,543  $1,069,371 $1,018,779 $ 776,191
                                      ---------  ---------  ---------  ---------  ---------  ---------
                                      ---------  ---------  ---------  ---------  ---------  ---------


------------------------

(1) Consolidated

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE C -- INVESTMENT OPERATIONS

    Major categories of net investment income for the years ended December 31 are summarized as follows:

                                                              1998        1997        1996
                                                           ----------  ----------  ----------
Fixed maturities.........................................  $  463,416  $  396,255  $  310,353
Equity securities........................................         905       1,186       2,124
Mortgage loans on real estate............................     158,461     161,604     153,463
Investment real estate...................................       1,224       2,004       1,875
Policy loans.............................................      12,346      11,370      10,378
Other, principally short-term investments................      16,536      21,876      51,637
                                                           ----------  ----------  ----------
                                                              652,888     594,295     529,830
Investment expenses......................................      49,093      36,807      31,049
                                                           ----------  ----------  ----------
                                                           $  603,795  $  557,488  $  498,781
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    Realized investment gains (losses) for the years ended December 31 are summarized as follows:

Fixed maturities.................................  $   4,374  $  (8,355) $  (7,101)
Equity securities................................     (4,465)     5,975      1,733
Mortgage loans and other investments.............      2,227      4,204     10,878
                                                   ---------  ---------  ---------
                                                   $   2,136  $   1,824  $   5,510
                                                   ---------  ---------  ---------
                                                   ---------  ---------  ---------

    Protective recognizes permanent impairments through changes to an allowance for uncollectible amounts on investments. The allowance totaled $24.1 million at December 31, 1998 and $23.0 million at December 31, 1997. Additions and reductions to the allowance are included in realized investment gains (losses). Without such additions/reductions, Protective had net realized investment gains of $3.2 million in 1998, net realized investment losses of $6.1 million in 1997, and net realized investment gains of $3.7 million in 1996.

    In 1998, gross gains on the sale of investments available for sale (fixed maturities, equity securities and short-term investments) were $32.3 million and gross losses were $32.5 million. In 1997, gross gains were $21.3 million and gross losses were $23.5 million. In 1996, gross gains were $6.9 million and gross losses were $11.8 million.

                       PROTECTIVE LIFE INSURANCE COMPANY

NOTE C -- INVESTMENT OPERATIONS (CONTINUED)

    The amortized cost and estimated market values of Protective's investments classified as available for sale at December 31 are as follows:

                                                                                GROSS        GROSS      ESTIMATED
                                                                AMORTIZED    UNREALIZED   UNREALIZED      MARKET
1998                                                               COST         GAINS       LOSSES        VALUES
-------------------------------------------------------------  ------------  -----------  -----------  ------------
Fixed maturities:
  Bonds:
    Mortgage-backed..........................................  $  2,581,561   $  41,626    $  33,939   $  2,589,248
    United States Government and authorities.................        72,697       2,812                      75,509
    States, municipalities, and political subdivisions.......        29,521       1,131                      30,652
    Public utilities.........................................       533,082      15,066                     548,148
    Convertibles and bonds with warrants.....................           694                      179            515
    All other corporate bonds................................     3,083,782      98,992       32,629      3,150,145
  Redeemable preferred stocks................................         5,937         108                       6,045
                                                               ------------  -----------  -----------  ------------
                                                                  6,307,274     159,735       66,747      6,400,262
Equity securities............................................        15,151         456        3,349         12,258
Short-term investments.......................................       159,655                                 159,655
                                                               ------------  -----------  -----------  ------------
                                                               $  6,482,080   $ 160,191    $  70,096   $  6,572,175
                                                               ------------  -----------  -----------  ------------
                                                               ------------  -----------  -----------  ------------

                                                                                GROSS        GROSS      ESTIMATED
                                                                AMORTIZED    UNREALIZED   UNREALIZED      MARKET
1997                                                               COST         GAINS       LOSSES        VALUES
-------------------------------------------------------------  ------------  -----------  -----------  ------------
Fixed maturities:
  Bonds:
    Mortgage-backed..........................................  $  2,982,266   $  54,103    $  16,577   $  3,019,792
    United States Government and authorities.................       160,484       1,366            0        161,850
    States, municipalities, and political subdivisions.......        31,621         532            0         32,153
    Public utilities.........................................       481,679       7,241            0        488,920
    Convertibles and bonds with warrants.....................           694           0          168            526
    All other corporate bonds................................     2,559,186      80,903        1,019      2,639,070
  Redeemable preferred stocks................................         5,941           0            0          5,941
                                                               ------------  -----------  -----------  ------------
                                                                  6,221,871     144,145       17,764      6,348,252
Equity securities............................................        24,983         300       10,277         15,006
Short-term investments.......................................        54,337           0            0         54,337
                                                               ------------  -----------  -----------  ------------
                                                               $  6,301,190   $ 144,445    $  28,041   $  6,417,595
                                                               ------------  -----------  -----------  ------------
                                                               ------------  -----------  -----------  ------------

                       PROTECTIVE LIFE INSURANCE COMPANY

NOTE C -- INVESTMENT OPERATIONS (CONTINUED)
    The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown below. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

                                                                                   ESTIMATED
                                                                     AMORTIZED       MARKET
1998                                                                    COST         VALUES
------------------------------------------------------------------  ------------  ------------
Due in one year or less...........................................  $    705,859  $    709,686
Due after one year through five years.............................     3,255,973     3,325,078
Due after five years through ten years............................     1,655,055     1,690,581
Due after ten years...............................................       690,387       674,917
                                                                    ------------  ------------
                                                                    $  6,307,274  $  6,400,262
                                                                    ------------  ------------
                                                                    ------------  ------------

                                                                                   ESTIMATED
                                                                     AMORTIZED       MARKET
1997                                                                    COST         VALUES
------------------------------------------------------------------  ------------  ------------
Due in one year or less...........................................  $    456,248  $    460,994
Due after one year through five years.............................     2,774,769     2,815,553
Due after five years through ten years............................     2,377,989     2,440,193
Due after ten years...............................................       612,865       631,512
                                                                    ------------  ------------
                                                                    $  6,221,871  $  6,348,252
                                                                    ------------  ------------
                                                                    ------------  ------------

    The approximate percentage distribution of Protective's fixed maturity investments by quality rating at December 31 is as follows:

RATING                                                                         1998       1997
---------------------------------------------------------------------------  ---------  ---------
AAA........................................................................       34.3%      41.1%
AA.........................................................................        6.2        4.8
A..........................................................................       29.4       29.1
BBB........................................................................       26.5       21.9
BB or less.................................................................        3.5        3.0
Redeemable preferred stocks................................................        0.1        0.1
                                                                             ---------  ---------
                                                                                 100.0%     100.0%
                                                                             ---------  ---------
                                                                             ---------  ---------

At December 31, 1998 and 1997, Protective had bonds which were rated less than investment grade of $222.9 million and $195.2 million, respectively, having an amortized cost of $252.0 million and $193.6 million, respectively. At December 31, 1998, approximately $83.5 million of the bonds rates less than investment grade were securities issued in company-sponsored commercial mortgage loan securitizations. Approximately $817.9 million of bonds are not publically traded.

                       PROTECTIVE LIFE INSURANCE COMPANY

NOTE C -- INVESTMENT OPERATIONS (CONTINUED)
    The change in unrealized gains (losses), net of income tax on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

                                                                1998       1997        1996
                                                             ----------  ---------  ----------
Fixed maturities...........................................  $  (21,705) $  72,741  $  (56,898)
Equity securities..........................................  $    4,605  $  (8,813) $      207

    At December 31, 1998, all of Protective's mortgage loans were commercial loans of which 75% were retail, 10% were apartments, 8% were warehouses, and 6% were office buildings. Protective specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 5% of mortgage loans. Approximately 82% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Georgia, Florida, Texas, North Carolina, Tennessee, Virginia, Alabama, South Carolina, Kentucky, Ohio, Maryland, California, Mississippi, and Washington.

    Many of the mortgage loans have call provisions after three to ten years. Assuming the loans are called at their next call dates, approximately $48.1 million would become due in 1999, $348.9 million in 2000 to 2003, and $209.1 million in 2004 to 2008.

    At December 31, 1998, the average mortgage loan was approximately $2.0 million, and the weighted average interest rate was 8.3%. The largest single mortgage loan was $12.8 million.

    At December 31, 1998 and 1997, Protective's problem mortgage loans and foreclosed properties totaled $11.7 million and $17.7 million, respectively. Since Protective's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on Protective's evaluation of its mortgage loan portfolio, Protective does not expect any material losses on its mortgage loans.

    Certain investments, principally real estate, with a carrying value of $10.6 million were nonincome producing for the twelve months ended December 31, 1998.

    Policy loan interest rates generally range from 4.5% to 8.0%.

NOTE D -- FEDERAL INCOME TAXES

    Protective's effective income tax rate varied from the maximum federal income tax rate as follows:

                                                              1998   1997   1996
                                                              -----  -----  -----
Statutory federal income tax rate applied to pretax
  income....................................................   35.0%  35.0%  35.0%
Dividends received deduction and tax-exempt interest........   (0.1)  (0.2)  (0.4)
Low-income housing credit...................................   (0.5)  (0.6)  (0.6)
Tax benefits arising from prior acquisitions and other
  adjustments...............................................    0.1    0.7    0.1
State income taxes..........................................    0.5
                                                              -----  -----  -----
Effective income tax rate...................................   35.0%  34.9%  34.1%
                                                              -----  -----  -----
                                                              -----  -----  -----

                       PROTECTIVE LIFE INSURANCE COMPANY

NOTE D -- FEDERAL INCOME TAXES (CONTINUED)
    The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

    Details of the deferred income tax provision for the years ended December 31 are as follows:

                                                                         1998        1997        1996
                                                                      ----------  ----------  ----------
Deferred policy acquisition costs...................................  $   60,746  $    7,054  $   15,542
Benefit and other policy liability changes..........................     (41,268)    (23,564)    (16,321)
Temporary differences of investment income..........................      (3,491)      2,516      (1,163)
Other items.........................................................      (1,062)         13        (200)
                                                                      ----------  ----------  ----------
                                                                      $   14,925  $  (13,981) $   (2,142)
                                                                      ----------  ----------  ----------
                                                                      ----------  ----------  ----------

    The components of Protective's net deferred income tax liability as of December 31 were as follows:

                                                                                     1998        1997
                                                                                  ----------  ----------
Deferred income tax assets:
  Policy and policyholder liability reserves....................................  $  190,328  $  138,701
  Other.........................................................................       2,091       1,029
                                                                                  ----------  ----------
                                                                                     192,419     139,730
                                                                                  ----------  ----------
Deferred income tax liabilities:
  Deferred policy acquisition costs.............................................     211,641     150,895
  Unrealized gain on investments................................................      32,513      38,252
                                                                                  ----------  ----------
                                                                                     244,154     189,147
                                                                                  ----------  ----------
  Net deferred income tax liability.............................................  $   51,735  $   49,417
                                                                                  ----------  ----------
                                                                                  ----------  ----------

    Under pre-1984 life insurance company income tax laws, a portion of Protective's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 1998 was approximately $70.5 million. Should the accumulation in the Policyholders' Surplus account exceed certain stated maximums, or should distributions including cash dividends be made to PLC in excess of approximately $769 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Under current income tax laws, Protective does not anticipate involuntarily paying income tax on amounts in the Policyholders' Surplus accounts.

    Protective's income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations.

NOTE E -- DEBT

    At December 31, 1998, PLC had borrowed $18.5 million at a rate of 5.8%. PLC had also borrowed $30.0 million at a rate of 5.4% under a term note that contains, among other provisions, requirements for maintaining certain financial ratios, and restrictions on indebtedness incurred by PLC's subsidiaries including Protective. Additionally, PLC, on a consolidated basis, cannot incur debt in excess of 50% of its total capital.

                       PROTECTIVE LIFE INSURANCE COMPANY

NOTE E -- DEBT (CONTINUED)
    Protective has arranged sources of credit to temporarily fund scheduled investment commitments. Protective expects that the rate received on its investments will equal or exceed its borrowing rate. Protective had no such temporary borrowings outstanding at December 31, 1998 and 1997. Also, Protective has a mortgage note on investment real estate amounting to approximately $2.4 million that matures in 2003.

    Included in indebtedness to related parties is a surplus debenture issued by Protective to PLC. At December 31, 1998, the balance of the surplus debenture was $18.0 million. The debenture matures in 2003.

    Indebtedness to related parties also consists of payables to affiliates under control of PLC in the amount of $2.9 million at December 31, 1998. Protective routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

    Interest expense on borrowed money totaled $8.3 million, $4.3 million, and $4.6 million, in 1998, 1997, and 1996, respectively.

NOTE F -- RECENT ACQUISITIONS

    In June 1997, Protective acquired West Coast Life Insurance Company ("West Coast"). In September 1997, Protective acquired the Western Diversified Group. In October 1997, Protective coinsured a block of credit policies.

    In October 1998 Protective coinsured a block of life insurance policies from Lincoln National Corporation. The policies represent the payroll deduction business originally marketed and underwritten by Aetna.

    These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since the effective dates of the agreements.

NOTE G -- COMMITMENTS AND CONTINGENT LIABILITIES

    Under insurance guaranty fund laws, in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

    A number of civil jury verdicts have been returned against insurers in the jurisdictions in which Protective does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments. In some states (including Alabama), juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. Protective and its subsidiaries, like other insurers, in the ordinary course of business, are involved in such litigation or alternatively in arbitration. Although the outcome of any litigation or arbitration cannot be predicted with certainty, Protective believes that at the present time there are no pending or threatened lawsuits

                       PROTECTIVE LIFE INSURANCE COMPANY

NOTE G -- COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED) that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective.

NOTE H -- SHARE-OWNER'S EQUITY AND RESTRICTIONS

    At December 31, 1998, approximately $608.6 million of consolidated share-owner's equity excluding net unrealized gains and losses represented net assets of Protective that cannot be transferred in the form of dividends, loans, or advances to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to PLC by Protective in 1999 is estimated to be $138.9 million. Dividends of $60.0 million were paid to PLC in 1998.

NOTE I -- PREFERRED STOCK

    PLC owns all of the 2,000 shares of preferred stock issued by Protective's subsidiary, Protective Life and Annuity Insurance Company ("PL&A"). During 1996, PL&A's articles of incorporation were amended such that the preferred stock is redeemable solely at the discretion of PL&A. Prior to November 1998, the stock paid, when and if declared, annual minimum cumulative dividends of $50 per share, and noncumulative participating dividends to the extent PL&A's statutory earnings for the immediately preceding fiscal year exceeded $1 million. Dividends of $0.1 million were paid to PLC in 1998, 1997, and 1996. Effective November 3, 1998, PL&A's articles of incorporation were amended such that the provision for an annual minimum cumulative dividend was removed.

NOTE J -- RELATED PARTY MATTERS

    On August 6, 1990, PLC announced that its Board of Directors approved the formation of an Employee Stock Ownership Plan ("ESOP"). On December 1, 1990, Protective transferred to the ESOP 520,000 shares of PLC's common stock held by it in exchange for a note. The outstanding balance of the note, $5.2 million at December 31, 1998, is accounted for as a reduction to share-owner's equity. The stock will be used to match employee contributions to PLC's existing 401(k) Plan. The ESOP shares are dividend paying. Dividends on the shares are used to pay the ESOP's note to Protective.

    Protective leases furnished office space and computers to affiliates. Lease revenues were $3.0 million in 1998, $3.1 million in 1997, and $3.7 million in 1996. Protective purchases data processing, legal, investment and management services from affiliates. The costs of such services were $56.2 million, $51.6 million, and $50.4 million in 1998, 1997, and 1996, respectively. Commissions paid to affiliated marketing organizations of $8.4 million, $5.2 million, and $7.4 million in 1998, 1997, and 1996, respectively, were included in deferred policy acquisition costs.

    Certain corporations with which PLC's directors were affiliated paid Protective premiums, policy fees, or deposits for various types of insurance and investment products. Such premiums, policy fees, and deposits amounted to $28.6 million, $21.4 million and $31.2 million in 1998, 1997, and 1996, respectively. Protective and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $7.3 million, $5.4 million and $5.0 million in 1998, 1997, and 1996, respectively.

                       PROTECTIVE LIFE INSURANCE COMPANY

NOTE J -- RELATED PARTY MATTERS (CONTINUED)
    For a discussion of indebtedness to related parties, see Note E.

NOTE K -- OPERATING SEGMENTS

    Protective operates seven divisions whose principal strategic focuses can be grouped into three general categories: Life Insurance, Specialty Insurance Products, and Retirement Savings and Investment Products. Each division has a senior officer of Protective responsible for its operations. A division is generally distinguished by products and/or channels of distribution. A brief description of each division follows.

LIFE INSURANCE

    INDIVIDUAL LIFE DIVISION. The Individual Life Division markets universal life, variable universal life, and level premium term and term-like insurance products on a national basis through a network of independent insurance agents.

    WEST COAST DIVISION. The West Coast Division sells universal life and level premium term-like insurance products in the life insurance brokerage market and in the "bank owned life insurance" market.

    ACQUISITIONS DIVISION. The Acquisitions Division focuses solely on acquiring, converting, and servicing policies acquired from other companies. These acquisitions may be accomplished through acquisitions of companies or through the assumption or reinsurance of life insurance and related policies.

SPECIALTY INSURANCE PRODUCTS

    DENTAL AND CONSUMER BENEFITS DIVISION. The Division's primary focus is on indemnity and prepaid dental products. In 1997, the Division exited from the traditional group major medical business, fulfilling the Division's strategy to focus primarily on dental and related products.

    FINANCIAL INSTITUTIONS DIVISION. The Financial Institutions Division specializes in marketing credit life and disability insurance products through banks, consumer finance companies and automobile dealers. The Division also includes a small property casualty insurer that sells automobile service contracts.

    GUARANTEED INVESTMENT CONTRACTS DIVISION. The Guaranteed Investment Contracts ("GIC") Division markets GICs to 401(k) and other qualified retirement savings plans. The Division also offers related products, including fixed and floating rate funding agreements offered to the trustees of municipal bond proceeds, bank trust departments, and money market funds, and long-term annuity contracts offered to fund certain state obligations.

    INVESTMENT PRODUCTS DIVISION. The Investment Products Division manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Individual Life Division's sales force.

                       PROTECTIVE LIFE INSURANCE COMPANY

NOTE K -- OPERATING SEGMENTS (CONTINUED)
CORPORATE AND OTHER

    Protective has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the Divisions above (including net investment income on capital and interest on substantially all debt).

    Protective uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

    Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

    There are no significant intersegment transactions.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE K -- OPERATING SEGMENTS (CONTINUED)

    Operating segment income and assets for the years ended December 31 are as follows:

                                      LIFE INSURANCE
                           -------------------------------------
                           INDIVIDUAL
OPERATING SEGMENT INCOME      LIFE     WEST COAST  ACQUISITIONS
-------------------------  ----------  ----------  -------------
1998
Premiums and policy
  fees...................  $  228,701  $  75,757     $  125,329
Reinsurance ceded........    (102,533)   (53,377 )      (28,594)
                           ----------  ----------  -------------
  Net of reinsurance
    ceded................     126,168     22,380         96,735
Net investment income....      55,779     63,492        112,154
Realized investment gains
  (losses)...............
Other income.............          70          6          1,713
                           ----------  ----------  -------------
    Total revenues.......     182,017     85,878        210,602
                           ----------  ----------  -------------
Benefits and settlement
  expenses...............     106,308     54,617        112,051
Amortization of deferred
  policy acquisition
  costs..................      30,543      4,924         18,894
Other operating
  expenses...............      14,983      5,354         26,717
                           ----------  ----------  -------------
    Total benefits and
     expenses............     151,834     64,895        157,662
                           ----------  ----------  -------------
Income before income
  tax....................      30,183     20,983         52,940
Income tax expense.......
                           ----------  ----------  -------------
Net income...............
                           ----------  ----------  -------------
1997
Premiums and policy
  fees...................  $  182,746  $  41,290     $  120,504
Reinsurance ceded........     (55,266)   (27,168 )      (17,869)
                           ----------  ----------  -------------
  Net of reinsurance
    ceded................     127,480     14,122        102,635
Net investment income....      54,593     30,194        110,155
Realized investment gains
  (losses)...............
Other income.............         617                        10
                           ----------  ----------  -------------
    Total revenues.......     182,690     44,316        212,800
                           ----------  ----------  -------------
Benefits and settlement
  expenses...............     114,678     28,304        116,506
Amortization of deferred
  policy acquisition
  costs..................      27,354        961         16,606
Other operating
  expenses...............      18,178      6,849         23,016
                           ----------  ----------  -------------
    Total benefits and
     expenses............     160,210     36,114        156,128
                           ----------  ----------  -------------
Income before income
  tax....................      22,480      8,202         56,672
Income tax expense.......
                           ----------  ----------  -------------
Net income...............
                           ----------  ----------  -------------
1996
Premiums and policy
  fees...................  $  154,295                $  125,798
Reinsurance ceded........     (37,585)                  (19,255)
                           ----------  ----------  -------------
  Net of reinsurance
    ceded................     116,710                   106,543
Net investment income....      48,442                   106,015
Realized investment gains
  (losses)...............       3,098
Other income.............       1,056                       641
                           ----------  ----------  -------------
    Total revenues.......     169,306                   213,199
                           ----------  ----------  -------------
Benefits and settlement
  expenses...............      96,404                   118,181
Amortization of deferred
  policy acquisition
  costs..................      28,393                    17,162
Other operating
  expenses...............      28,611                    24,292
                           ----------  ----------  -------------
    Total benefits and
     expenses............     153,408                   159,635
                           ----------  ----------  -------------
Income before income
  tax....................      15,898                    53,564
Income tax expense.......
                           ----------  ----------  -------------
Net income...............
                           ----------  ----------  -------------
OPERATING SEGMENT ASSETS
-------------------------
1998
Investments and other
  assets.................  $1,076,202  $1,149,642    $1,600,123
Deferred policy
  acquisition costs......     301,941    144,455        255,347
                           ----------  ----------  -------------
Total assets.............  $1,378,143  $1,294,097    $1,855,470
                           ----------  ----------  -------------
1997
Investments and other
  assets.................  $  960,316  $ 910,030     $1,401,294
Deferred policy
  acquisition costs......     252,321    108,126        138,052
                           ----------  ----------  -------------
Total assets.............  $1,212,637  $1,018,156    $1,539,346
                           ----------  ----------  -------------
1996
Investments and other
  assets.................  $  814,728                $1,423,081
Deferred policy
  acquisition costs......     220,232                   156,172
                           ----------  ----------  -------------
Total assets.............  $1,034,960                $1,579,253
                           ----------  ----------  -------------

----------------------------------------

(1) Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. There are no asset adjustments.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE K -- OPERATING SEGMENTS (CONTINUED)

                               SPECIALTY INSURANCE         RETIREMENT SAVINGS AND
                                    PRODUCTS                 INVESTMENT PRODUCTS
                           ---------------------------   ---------------------------
                           DENTAL AND                     GUARANTEED                   CORPORATE
                            CONSUMER       FINANCIAL      INVESTMENT     INVESTMENT       AND                             TOTAL
                            BENEFITS     INSTITUTIONS     CONTRACTS       PRODUCTS       OTHER      ADJUSTMENTS(1)    CONSOLIDATED
                           -----------   -------------   ------------   ------------   ----------   ---------------   -------------
1998
Premiums and policy
  fees...................   $ 277,316      $ 301,230                    $   18,809      $    198                       $ 1,027,340
Reinsurance ceded........     (85,753)      (188,958)                                                                     (459,215)
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
  Net of reinsurance
    ceded................     191,563        112,272                        18,809           198                           568,125
Net investment income....      15,245         25,068     $  213,136        105,827        13,094                           603,795
Realized investment gains
  (losses)...............                                     1,609          1,318                       $ (791)             2,136
Other income.............       4,295         10,302                         1,799         2,016                            20,201
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total revenues.......     211,103        147,642        214,745        127,753        15,308                         1,194,257
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Benefits and settlement
  expenses...............     140,632         52,629        178,745         85,045           469                           730,496
Amortization of deferred
  policy acquisition
  costs..................      10,352         28,526            735         17,213             1                           111,188
Other operating
  expenses...............      49,913         48,837          2,876         14,428         9,120                           172,228
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total benefits and
     expenses............     200,897        129,992        182,356        116,686         9,590                         1,013,912
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Income before income
  tax....................      10,206         17,650         32,389         11,067         5,718                           180,345
Income tax expense.......                                                                                63,162             63,162
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Net income...............                                                                                              $   117,183
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
1997
Premiums and policy
  fees...................   $ 260,590      $ 196,694                    $   12,367      $    229                       $   814,420
Reinsurance ceded........    (109,480)      (124,431)                                                                     (334,214)
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
  Net of reinsurance
    ceded................     151,110         72,263                        12,367           229                           480,206
Net investment income....      23,810         16,341     $  211,915        105,196         5,284                           557,488
Realized investment gains
  (losses)...............                                    (3,180)           589                       $4,415              1,824
Other income.............       1,278          3,033                          (192)        1,403                             6,149
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total revenues.......     176,198         91,637        208,735        117,960         6,916                         1,045,667
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Benefits and settlement
  expenses...............     110,148         27,643        179,235         82,019           339                           658,872
Amortization of deferred
  policy acquisition
  costs..................      15,711         30,812            618         15,110             3                           107,175
Other operating
  expenses...............      38,572         20,165          3,945         12,312         6,833                           129,870
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total benefits and
     expenses............     164,431         78,620        183,798        109,441         7,175                           895,917
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Income before income
  tax....................      11,767         13,017         24,937          8,519          (259)                          149,750
Income tax expense.......                                                                                52,302             52,302
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Net income...............                                                                                              $    97,448
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
1996
Premiums and policy
  fees...................   $ 288,050      $ 193,236                    $    8,189      $    656                       $   770,224
Reinsurance ceded........    (131,520)      (119,814)                                                                     (308,174)
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
  Net of reinsurance
    ceded................     156,530         73,422                         8,189           656                           462,050
Net investment income....      16,249         13,898     $  214,369         98,719         1,089                           498,781
Realized investment gains
  (losses)...............                                    (7,963)         3,858                       $6,517              5,510
Other income.............       2,193                                           56         1,064                             5,010
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total revenues.......     174,972         87,320        206,406        110,822         2,809                           971,351
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Benefits and settlement
  expenses...............     125,797         42,781        169,927         73,093           710                           626,893
Amortization of deferred
  policy acquisition
  costs..................       5,326         24,900            509         14,710             1                            91,001
Other operating
  expenses...............      43,028         10,673          3,840         13,196         4,508                           128,148
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total benefits and
     expenses............     174,151         78,354        174,276        100,999         5,219                           846,042
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Income before income
  tax....................         821          8,966         32,130          9,823        (2,410)                          125,309
Income tax expense.......                                                                                42,766             42,766
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Net income...............                                                                                              $    82,543
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
OPERATING SEGMENT ASSETS
-------------------------
1998
Investments and other
  assets.................   $ 197,337      $ 645,909     $2,869,304     $2,542,536      $700,417                       $10,781,470
Deferred policy
  acquisition costs......      23,836         39,212          1,448         75,177             9                           841,425
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Total assets.............   $ 221,173      $ 685,121     $2,870,752     $2,617,713      $700,426                       $11,622,895
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
1997
Investments and other
  assets.................   $ 208,071      $ 536,058     $2,887,732     $2,313,279      $525,896                       $ 9,742,676
Deferred policy
  acquisition costs......      22,459         52,836          1,785         56,074           952                           632,605
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Total assets.............   $ 230,530      $ 588,894     $2,889,517     $2,369,353      $526,848                       $10,375,281
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
1996
Investments and other
  assets.................   $ 205,696      $ 312,826     $2,606,873     $1,821,250      $490,688                       $ 7,675,142
Deferred policy
  acquisition costs......      27,944         32,040          1,164         50,637            12                           488,201
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Total assets.............   $ 233,640      $ 344,866     $2,608,037     $1,871,887      $490,700                       $ 8,163,343
                           -----------   -------------   ------------   ------------   ----------        ------       -------------

----------------------------------------

                       PROTECTIVE LIFE INSURANCE COMPANY

NOTE L -- EMPLOYEE BENEFIT PLANS

    PLC has a defined benefit pension plan covering substantially all of its employees. The plan is not separable by affiliates participating in the plan. However, approximately 81% of the participants in the plan are employees of Protective. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum finding requirements of ERISA plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

    The actuarial present value of benefit obligations and the funded status of the plan taken as a whole at December 31 are as follows:

                                                                                                1998       1997
                                                                                             ----------  ---------
Projected benefit obligation, beginning of the year........................................  $   30,612  $  25,196
Service cost -- benefits earned during the year............................................       2,585      2,112
Interest cost -- on projected benefit obligation...........................................       2,203      2,036
Actuarial gain.............................................................................       2,115      3,421
Plan amendment.............................................................................         160
Benefits paid..............................................................................      (1,128)    (2,153)
                                                                                             ----------  ---------
Projected benefit obligation, end of the year..............................................      36,547     30,612
                                                                                             ----------  ---------
Fair value of plan assets beginning of the year............................................      21,763     19,779
Actual return on plan assets...............................................................       1,689      1,625
Employer contribution......................................................................       2,823      2,512
Benefits paid..............................................................................      (1,128)    (2,153)
                                                                                             ----------  ---------
Fair value of plan assets end of the year..................................................      25,147     21,763
                                                                                             ----------  ---------
Plan assets less than the projected benefit obligation.....................................     (11,400)    (8,849)
Unrecognized net actuarial loss from past experience different from that assumed...........       9,069      6,997
Unrecognized prior service cost............................................................         652        605
Unrecognized net transition asset..........................................................         (34)       (51)
                                                                                             ----------  ---------
Net pension liability recognized in balance sheet..........................................  $   (1,713) $  (1,298)
                                                                                             ----------  ---------
                                                                                             ----------  ---------

    Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

                                                                            1998       1997       1996
                                                                          ---------  ---------  ---------
Service cost............................................................  $   2,585  $   2,112  $   1,908
Interest cost...........................................................      2,203      2,036      1,793
Expected return on plan assets..........................................     (1,950)    (1,793)    (1,593)
Amortization of prior service cost......................................        112        100        100
Amortization of transition asset........................................        (17)       (17)       (17)
Recognized net actuarial loss...........................................        305        152        210
                                                                          ---------  ---------  ---------
Net pension cost........................................................  $   3,238  $   2,590  $   2,401
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

                       PROTECTIVE LIFE INSURANCE COMPANY

NOTE L -- EMPLOYEE BENEFIT PLANS (CONTINUED)
    Protective's share of the net pension cost was $2.6 million, $1.8 million, and $1.5 million, in 1998, 1997, and 1996, respectively,

    Assumptions used to determine the benefit obligations as of December 31 were as follows:

                                                                                1998       1997       1996
                                                                              ---------  ---------  ---------
Weighted average discount rate..............................................       6.75%      7.25%      7.75%
Rates of increase in compensation level.....................................       4.75%      5.25%      5.75%
Expected long-term rate of return on assets.................................       8.50%      8.50%      8.50%

    Assets of the pension plan are included in the general assets of Protective. Upon retirement, the amount of pension plan assets vested in the retiree is used to purchase a single premium annuity from Protective in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to retirees.

    PLC also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed by federal income tax law. At December 31, 1998 and 1997, the projected benefit obligation of this plan totaled $11.7 million and $10.0 million, respectively, of which $7.8 million and $6.6 million, respectively, have been recognized in PLC's financial statements.

    Net pension cost of the excess benefits plan includes the following components for the years ended December 31:

                                                                               1998       1997       1996
                                                                             ---------  ---------  ---------
Service cost...............................................................  $     611  $     544  $     424
Interest cost..............................................................        722        651        505
Plan amendment.............................................................                   351
Amortization of prior service cost.........................................        112        112        112
Amortization of transition asset...........................................         37         37         37
Recognized net actuarial loss..............................................        173        180        155
                                                                             ---------  ---------  ---------
Net pension cost...........................................................  $   1,655  $   1,875  $   1,233
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 1998 and 1997, the liability for such benefits totaled $1.2 million and $1.3 million, respectively. The expense recorded by PLC was $0.1 million in 1998, 1997 and 1996. PLC's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

    Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement equal to the employees' annual compensation up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.

    PLC sponsors a defined contribution plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by
Section 401(k) of the Internal Revenue Code. In 1990, PLC established an Employee Stock Ownership Plan ("ESOP") to match voluntary

                       PROTECTIVE LIFE INSURANCE COMPANY

NOTE L -- EMPLOYEE BENEFIT PLANS (CONTINUED) employee contributions to PLC's 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to Protective less dividends on shares held by the ESOP. At December 31, 1998, PLC had committed up to 101,124 shares to be released to fund employee benefits. The expense recorded by PLC for these employee benefits was less than $0.1 million in 1998 and 1997, and $1.0 million in 1996.

NOTE M -- STOCK BASED COMPENSATION


    Certain Protective employees participate in PLC's Long-Term Incentive Plan (previously known as the Performance Share Plan) and receive stock appreciation rights (SARs) from PLC.


    Since 1973 PLC has had a Performance Share Plan to motivate senior management to focus on PLC's long-range earnings performance. The criterion for payment of performance share awards is based upon a comparison of PLC's average return on average equity or total return over a four year award period (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of PLC) to that of a comparison group of publicly held life insurance companies, multiline insurers, and insurance holding companies. If PLC's results are below the median of the comparison group, no portion of the award is earned. If PLC's results are at or above the 90th percentile, the award maximum is earned. Under the plan approved by share-owners in 1992 and 1997, up to 6,400,000 shares may be issued in payment of awards. The number of shares granted in 1998, 1997, and 1996 were 71,340, 98,780 and 104,580 shares, respectively, having an approximate market value on the grant date of $2.3 million, $2.0 million, and $1.8 million, respectively. At December 31, 1998, outstanding awards measured at target and maximum payouts were 474,695 and 638,090 shares, respectively. The expense recorded by PLC for the Performance Share Plan was $2.7 million, $2.7 million, and $3.0 million in 1998, 1997, and 1996, respectively.

    During 1996, stock appreciation rights (SARs) were granted to certain executives of PLC to provide long-term incentive compensation based on the performance of PLC's Common Stock. Under this arrangement PLC will pay (in shares of PLC Common Stock) an amount equal to the difference between the specified base price of PLC's Common Stock and the market value at the exercise date. The SARs are exercisable after five years (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of PLC) and expire in 2006 or upon termination of employment. The number of SARs granted during 1996 and outstanding at December 31, 1998 was 675,000. The SARs have a base price of $17.4375 per share of PLC Common Stock (the market price on the grant date was $17.50 per share). The estimated fair value of the SARs on the grant date was $3.0 million. This estimate was derived using the Roll-Geske variation of the Black-Sholes option pricing model. Assumptions used in the pricing model are as follows: expected volatility rate of 15% (approximately equal to that of the S & P Life Insurance Index), a risk free interest rate of 6.35%, a dividend yield rate of 1.97%, and an expected exercise date of August 15, 2002. The expense recorded by PLC for the SARs was $0.6 million in 1998 and 1997.

NOTE N -- REINSURANCE

    Protective assumes risks from and reinsures certain parts of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally,

                       PROTECTIVE LIFE INSURANCE COMPANY

NOTE N -- REINSURANCE (CONTINUED)
the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies.

    Protective has reinsured approximately $64.8 billion, $34.1 billion, and $18.8 billion in face amount of life insurance risks with other insurers representing $294.4 million, $147.2 million, and $113.5 million of premium income for 1998, 1997, and 1996, respectively. Protective has also reinsured accident and health risks representing $164.8 million, $187.7 million, and $194.7 million of premium income for 1998, 1997, and 1996, respectively. In 1998 and 1997, policy and claim reserves relating to insurance ceded of $658.7 million and $485.8 million respectively are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with Protective. At December 31, 1998 and 1997, Protective had paid $22.8 million and $25.6 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 1998, Protective had receivables of $75.0 million related to insurance assumed.

    A substantial portion of Protective's new credit insurance sales are being reinsured.

NOTE O -- ESTIMATED MARKET VALUES OF FINANCIAL INSTRUMENTS

    The carrying amount and estimated market values of Protective's financial instruments at December 31 are as follows:

                                                        1998                  1997
                                                --------------------  --------------------
                                                           ESTIMATED             ESTIMATED
                                                CARRYING    MARKET    CARRYING    MARKET
                                                 AMOUNT     VALUES     AMOUNT     VALUES
                                                ---------  ---------  ---------  ---------
Assets (see Notes A and C):
Investments:
  Fixed maturities............................  $6,400,262 $6,400,262 $6,348,252 $6,348,252
  Equity securities...........................     12,258     12,258     15,006     15,006
  Mortgage loans on real estate...............  1,623,603  1,774,379  1,313,478  1,405,474
  Short-term investments......................    159,655    159,655     54,337     54,337
Cash..........................................                           39,197     39,197
Liabilities (see Notes A and E):
  Guaranteed investment contract deposits.....  2,691,697  2,751,007  2,684,676  2,687,331
  Annuity deposits............................  1,519,820  1,513,148  1,511,553  1,494,600
  Notes payable...............................      2,363      2,363
Other (see Note A):
  Derivative Financial Instruments............                  (734)                 (545)

    Except as noted below, fair values were estimated using quoted market prices. Protective estimates the fair value of its mortgage loans using discounted cash flows from the next call date. Protective believes the fair value of its short-term investments and notes payable approximate book value due to either being short-term or having a variable rate of interest. Protective estimates the fair value of its guaranteed investment contracts and annuities using discounted cash flows and surrender values, respectively. Protective believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION

               PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                 (IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------------------------
             COL. A                  COL. B       COL. C      COL. D        COL. E        COL. F       COL. G       COL. H
-----------------------------------------------------------------------------------------------------------------------------
                                                                            GIC AND
                                                                            ANNUITY
                                    DEFERRED      FUTURE                 DEPOSITS AND                              BENEFITS
                                     POLICY       POLICY                     OTHER       PREMIUMS        NET          AND
                                   ACQUISITION   BENEFITS    UNEARNED    POLICYHOLDERS' AND POLICY   INVESTMENT   SETTLEMENT
             SEGMENT                  COSTS     AND CLAIMS   PREMIUMS        FUNDS         FEES      INCOME (1)    EXPENSES
---------------------------------  -----------  ----------  -----------  -------------  -----------  -----------  -----------
Year Ended December 31, 1998:
Life Insurance
  Individual Life................   $ 301,941   $1,054,253   $     355    $    10,802    $ 126,168    $  55,779    $ 106,308
  West Coast.....................     144,455    1,006,280           0         77,254       22,380       63,492       54,617
  Acquisitions...................     255,347    1,383,759         553        233,846       96,735      112,154      112,051
Specialty Insurance Products
  Dental and Consumer Benefits...      23,836      111,916       3,341         78,224      191,563       15,245      140,632
  Financial Institutions.........      39,212      215,451     385,006        105,434      112,272       25,068       52,629
Retirement Savings and Investment
  Products
  Guaranteed Investment
    Contracts....................       1,448      172,674           0      2,691,697                   213,136      178,745
  Investment Products............      75,177      194,726           0      1,233,528       18,809      105,827       85,045
Corporate and Other..............           9          944          39             88          198       13,094          469
                                   -----------  ----------  -----------  -------------  -----------  -----------  -----------
    TOTAL........................   $ 841,425   $4,140,003   $ 389,294    $ 4,430,873    $ 568,125    $ 603,795    $ 730,496
                                   -----------  ----------  -----------  -------------  -----------  -----------  -----------
                                   -----------  ----------  -----------  -------------  -----------  -----------  -----------
Year Ended December 31, 1997:
Life Insurance
  Individual Life................   $ 252,321   $  920,924   $     356    $    16,334    $ 127,480    $  54,593    $ 114,678
  West Coast.....................     108,126      739,463           0         95,495       14,122       30,194       28,304
  Acquisitions...................     138,052    1,025,340       1,437        311,150      102,635      110,155      116,506
Specialty Insurance Products
  Dental and Consumer Benefits...      22,459      120,925       2,536         80,654      151,110       23,810      110,148
  Financial Institutions.........      52,836      159,422     391,085          6,791       72,263       16,341       27,643
Retirement Savings and Investment
  Products
  Guaranteed Investment
    Contracts....................       1,785      180,690           0      2,684,676            0      211,915      179,235
  Investment Products............      56,074      177,150           0      1,184,268       12,367      105,196       82,019
Corporate and Other..............         952          380       1,282            185          229        5,284          339
                                   -----------  ----------  -----------  -------------  -----------  -----------  -----------
    TOTAL........................   $ 632,605   $3,324,294   $ 396,696    $ 4,379,553    $ 480,206    $ 557,488    $ 658,872
                                   -----------  ----------  -----------  -------------  -----------  -----------  -----------
                                   -----------  ----------  -----------  -------------  -----------  -----------  -----------
Year Ended December 31, 1996:
Life Insurance
  Individual Life................   $ 220,232   $  793,370   $     685    $    15,577    $ 116,710    $  48,442    $  96,404
  Acquisitions...................     156,172    1,117,159       1,087        251,450      106,543      106,015      118,181
Specialty Insurance Products
  Dental and Consumer Benefits...      27,944      119,010       2,572         83,632      156,530       16,249      125,797
  Financial Institutions.........      32,040      119,242     253,154          1,880       73,422       13,898       42,781
Retirement Savings and
  Investments Products
  Guaranteed Investment
    Contracts....................       1,164      149,755           0      2,474,728            0      214,369      169,927
  Investment Products............      50,637      149,743           0      1,120,557        8,189       98,719       73,093
Corporate and Other..............          12          170          55            192          656        1,089          710
                                   -----------  ----------  -----------  -------------  -----------  -----------  -----------
    TOTAL........................   $ 488,201   $2,448,449   $ 257,553    $ 3,948,016    $ 462,050    $ 498,781    $ 626,893
                                   -----------  ----------  -----------  -------------  -----------  -----------  -----------
                                   -----------  ----------  -----------  -------------  -----------  -----------  -----------

---------------------------------
             COL. A                   COL. I         COL. J
---------------------------------

                                   AMORTIZATION
                                    OF DEFERRED
                                      POLICY         OTHER
                                    ACQUISITION    OPERATING
             SEGMENT                   COSTS      EXPENSES (1)
---------------------------------  -------------  ------------
Year Ended December 31, 1998:
Life Insurance
  Individual Life................   $    30,543    $   14,983
  West Coast.....................         4,924         5,354
  Acquisitions...................        18,894        26,717
Specialty Insurance Products
  Dental and Consumer Benefits...        10,352        49,913
  Financial Institutions.........        28,526        48,837
Retirement Savings and Investment
  Products
  Guaranteed Investment
    Contracts....................           735         2,876
  Investment Products............        17,213        14,428
Corporate and Other..............             1         9,120
                                   -------------  ------------
    TOTAL........................   $   111,188    $  172,228
                                   -------------  ------------
                                   -------------  ------------
Year Ended December 31, 1997:
Life Insurance
  Individual Life................   $    27,354    $   18,178
  West Coast.....................           961         6,849
  Acquisitions...................        16,606        23,016
Specialty Insurance Products
  Dental and Consumer Benefits...        15,711        38,572
  Financial Institutions.........        30,812        20,165
Retirement Savings and Investment
  Products
  Guaranteed Investment
    Contracts....................           618         3,945
  Investment Products............        15,110        12,312
Corporate and Other..............             3         6,833
                                   -------------  ------------
    TOTAL........................   $   107,175    $  129,870
                                   -------------  ------------
                                   -------------  ------------
Year Ended December 31, 1996:
Life Insurance
  Individual Life................   $    28,393    $   28,611
  Acquisitions...................        17,162        24,292
Specialty Insurance Products
  Dental and Consumer Benefits...         5,326        43,027
  Financial Institutions.........        24,900        10,673
Retirement Savings and
  Investments Products
  Guaranteed Investment
    Contracts....................           509         3,840
  Investment Products............        14,710        13,197
Corporate and Other..............             1         4,508
                                   -------------  ------------
    TOTAL........................   $    91,001    $  128,148
                                   -------------  ------------
                                   -------------  ------------

------------------------
(1) Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

                           SCHEDULE IV -- REINSURANCE

               PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

-----------------------------------------------------------------------------------------------------
                COL. A                    COL. B      COL. C      COL. D      COL. E       COL. F
-----------------------------------------------------------------------------------------------------
                                                                                         PERCENTAGE
                                                     CEDED TO    ASSUMED                  OF AMOUNT
                                          GROSS       OTHER     FROM OTHER     NET         ASSUMED
                                          AMOUNT    COMPANIES   COMPANIES     AMOUNT       TO NET
                                        ----------  ----------  ----------  ----------  -------------
Year Ended December 31, 1998:
  Life insurance in force.............  $91,980,657 $64,846,246 $18,010,434 $45,144,845        39.9%
                                        ----------  ----------  ----------  ----------          ---
                                        ----------  ----------  ----------  ----------          ---
Premiums and policy fees:
  Life insurance......................  $  537,002  $  294,363  $   87,964  $  330,603         26.6%
  Accident and health insurance.......     361,705     164,852      14,279     211,132          6.8%
  Property and liability insurance....      26,389                              26,289          0.0%
                                        ----------  ----------  ----------  ----------
  TOTAL...............................  $  925,096  $  459,215  $  102,243  $  568,024
                                        ----------  ----------  ----------  ----------
                                        ----------  ----------  ----------  ----------
Year Ended December 31, 1997:
  Life insurance in force.............  $78,240,282 $34,139,554 $11,013,202 $55,113,930        20.0%
                                        ----------  ----------  ----------  ----------          ---
                                        ----------  ----------  ----------  ----------          ---
Premiums and policy fees:
  Life insurance......................  $  387,108  $  147,184  $   74,738  $  314,662         23.8%
  Accident and health insurance.......     336,575     187,539      10,510     159,546          6.6%
  Property and liability insurance....       6,139         176          35       5,998          0.6%
                                        ----------  ----------  ----------  ----------
  TOTAL...............................  $  729,822  $  334,899  $   85,283  $  480,206
                                        ----------  ----------  ----------  ----------
                                        ----------  ----------  ----------  ----------
Year Ended December 31, 1996:
  Life insurance in force.............  $53,052,020 $18,840,221 $16,275,386 $50,487,185        32.2%
                                        ----------  ----------  ----------  ----------          ---
                                        ----------  ----------  ----------  ----------          ---
Premiums and policy fees:
  Life insurance......................  $  272,331  $  113,487  $  129,717  $  288,561         45.0%
  Accident and health insurance.......     338,709     194,687      29,467     173,489         17.0%
                                        ----------  ----------  ----------  ----------
  TOTAL...............................  $  611,040  $  308,174  $  159,184  $  462,050
                                        ----------  ----------  ----------  ----------
                                        ----------  ----------  ----------  ----------

                                   APPENDIX A


          EXAMPLES OF DEATH BENEFIT COMPUTATIONS UNDER OPTIONS 1 AND 2

    OPTION 1 EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option 1, a Policy with a $250,000 Face Amount will generally pay $250,000 in Death Benefits. However, because the Death Benefit must be equal to or be greater than 250% of the Policy Value, any time that the Policy Value exceeds $100,000, the Death Benefit will exceed the $250,000 Face Amount. Each additional dollar added to Policy Value above $100,000 will increase the Death Benefit by $2.50. A Policy with a $250,000 Face Amount and a Policy Value of $125,000 will provide Death Benefit of $312,500 ($125,000 x 250%); a Policy Value of $150,000 will provide a Death Benefit of $375,000 ($150,000 x 250%); a Policy Value of $175,000 will provide a Death Benefit of $437,500 ($175,000 x 250%).

    Similarly, so long as Policy Value exceeds $100,000, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $112,500 to $100,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $281,250 to $250,000. If at any time, however, the Policy Value multiplied by the Face Amount percentage is less than the Face Amount, the Death Benefit will equal the current Face Amount of the Policy.

    The Face Amount percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 185%. The Death Benefit would not exceed the $250,000 Face Amount unless the Policy Value exceeded approximately $135,138 (rather than $100,000), and each dollar then added to or taken from the Policy Value would change the life insurance proceeds by $1.85 (rather than $2.50).

    OPTION 2 EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option 2, a Policy with a Face Amount of $250,000 will generally provide a Death Benefit of $250,000 plus Policy Value. Thus, for example, a Policy with a Policy Value of $25,000 will have a Death Benefit of $275,000 ($250,000 + $25,000); a Policy Value of $50,000 will provide a Death Benefit of $300,000 ($250,000 + $50,000). The Death Benefit, however, must be at least 250% of the Policy Value. As a result, if the Policy Value exceeds $166,665, the Death Benefit will be greater than the Face Amount plus Policy Value. Each additional dollar of Policy Value above $166,665 will increase the Death Benefit by $2.50. A Policy with a Face Amount of $250,000 and a Policy Value of $175,000 will provide a Death Benefit of $437,500 ($175,000 x 250%); a Policy Value of $200,000 will provide a Death Benefit of $500,000 ($200,000 x 250%).

    Similarly, any time Policy Value exceeds $166,665, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $200,000 to $187,500 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $500,000 to $468,750. If at any time, however, Policy Value multiplied by the Face Amount percentage is less than the Face Amount plus the Policy Value, then the Death Benefit will be the current Face Amount plus Policy Value of the Policy.

    The Face Amount percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than under 40), the Face Amount factor would be 185%. The amount of the Death Benefit would be the sum of the Policy Value plus $250,000 unless the Policy Value exceeded $294,118 (rather than $166,665), and each dollar then added to or taken from the Policy Value would change the Death Benefit by $1.85 (rather than $2.50).

                        TABLE OF FACE AMOUNT PERCENTAGES

ATTAINED                                                                         ATTAINED
   AGE     PERCENTAGE   ATTAINED AGE   PERCENTAGE   ATTAINED AGE   PERCENTAGE       AGE      PERCENTAGE
--------------------------------------------------------------------------------------------------------
  0-40           250%            50          185%            60          130%       70             115%
   41            243%            51          178%            61          128%       71             113%
   42            236%            52          171%            62          126%       72             111%
   43            229%            53          164%            63          124%       73             109%
   44            222%            54          157%            64          122%       74             107%
   45            215%            55          150%            65          120%      75-90           105%
   46            209%            56          146%            66          119%       91             104%
   47            203%            57          142%            67          118%       92             103%
   48            197%            58          138%            68          117%       93             102%
   49            191%            59          134%            69          116%       94             101%
                                                                                    95+            100%

                          PART II -- OTHER INFORMATION
                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

    Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

    In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO RULE Section 26(e) of the Investment Company Act of
                                      1940

    Protective Life hereby represents that the fees and charges deducted under the variable life insurance policies described herein are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by it under such policies.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement consists of the following papers and documents:

    The facing sheet.


    The prospectus consisting of 52 pages.


    The undertaking to file reports.

    The Rule 484 undertaking.

    Representations pursuant to Section 26(e) of the Investment Company Act of 1940.

    The signatures.

    Written consents of the following persons:

       Nancy Kane, Esq.

       Stephen Peeples, F.S.A., M.A.A.A.


       Sutherland Asbill & Brennan LLP


       PricewaterhouseCoopers, L.L.P.

    The following exhibits:

1.A.   (1)    Certified resolutions of the board of directors of Protective Life Insurance Company establishing
              Protective Variable Life Separate Account.*
       (2)    None.
       (3)(a) Form of Underwriting Agreement among Protective Life Insurance Company, Investment Distributors,
              Inc. and Protective Variable Life Separate Account.**
       (a)(1) Amendment I to the Underwriting Agreement.+++
       (b)    Form of Distribution Agreement between Investment Distributors, Inc. and selling broker-dealers.**
       (4)    None.

------------------------

     *Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement, (File No. 33-61599) as filed with the Commission on August 4, 1995.

    **Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement, (File No. 33-61599) as filed with the Commission on December 22, 1995.

   ***Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 33-70984) as filed with the Commission on April 30, 1997.

  ****Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement (File No. 333-52215) as filed with the Commission on May 8, 1998.

 *****Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-61599) as filed with the Commission on April 30, 1998.

     +Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 19, 1998.

    ++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form N-4 Registration Statement (File No. 333-60149) filed with Commission on October 26, 1998.

   +++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 3, 1998.


  ++++Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement (File. No. 333-72775) as filed with the Commission on February 22, 1999.



 +++++Incorporated herein by reference to the Post-Effective Amendment Number 2 to the Form S-6 Registration Statement (File. No. 33-52215) as filed with the Commission on April 30, 1999.

       (5)(a) Form of Contract.
       (b)    Children's term life rider.*
       (c)    Accidental death benefit rider.*
       (d)    Disability benefit rider.*
       (e)    Guaranteed insurability rider.*
       (f)    Protected insurability benefit rider.*
       (g)    Term Rider for Covered Insured.****
       (6)(a) Charter of Protective Life Insurance Company.*
       (b)    By-Laws of Protective Life Insurance Company.*
       (7)    None
       (8)    None
       (9)(a) Participation/Distribution Agreement (Protective Investment Company).**
       (a)(1) Amendment 1 to the Participation Agreement.+++
       (b)    Participation Agreement (Oppenheimer Variable Account Funds).***
       (c)    Participation Agreement (MFS Variable Insurance Trust).***
       (d)    Participation Agreement (Acacia Capital Corporation).***
       (e)    Participation Agreement (Van Eck Worldwide Insurance Trust).++
       (10)   Contract Application.****
 2.           Opinion and consent of Nancy Kane, Esq.
 3.           Not applicable.
 4.           Not applicable.
 5.           See Exhibit 27.
 6.           Notice of Withdrawal Right. (Not Applicable)
 7.           Opinion and consent of Stephen Peeples, F.S.A., M.A.A.A.++++
 8.           Consent of Sutherland Asbill & Brennan LLP
 9.           Consent of PricewaterhouseCoopers, L.L.P.
10.           Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) describing issue, transfer and redemption procedures.
24.           Power of Attorney.++++
27.           Financial Data Schedules.+++++


------------------------

     *Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement, (File No. 33-61599) as filed with the Commission on August 4, 1995.

    **Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement, (File No. 33-61599) as filed with the Commission on December 22, 1995.

   ***Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 33-70984) as filed with the Commission on April 30, 1997.

  ****Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement (File No. 333-52215) as filed with the Commission on May 8, 1998.

 *****Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form S-6 Registration Statement (File No. 33-61599) as filed with the Commission on April 30, 1998.

     +Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 19, 1998.

    ++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form N-4 Registration Statement (File No. 333-60149) as filed with the Commission on October 26, 1998.

   +++Incorporated herein by reference to Pre-Effective Amendment Number 1 to the Form S-6 Registration Statement (File No. 333-45963) as filed with the Commission on June 3, 1998.


  ++++Incorporated herein by reference to the initial filing of the Form S-6
      Registration Statement (File. No. 333-72775) as filed with the Commission on February 22, 1999.



 +++++Incorporated herein by reference to the Post-Effective Amendment Number 2 to the Form S-6 Registration Statement (File. No. 33-52215) as filed with the Commission on April 30, 1999.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form S-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on May 13, 1999.


                                    PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT

                                                   (Registrant)

                                  By:              /s/ JOHN D. JOHNS

                                     -------------------------------------------

                                              John D. Johns, President
                                          PROTECTIVE LIFE INSURANCE COMPANY

                                        PROTECTIVE LIFE INSURANCE COMPANY
                                                   (Depositor)

                                  By:              /s/ JOHN D. JOHNS

                                     -------------------------------------------

                                              John D. Johns, President
                                          PROTECTIVE LIFE INSURANCE COMPANY

    As required by the Securities Act of 1933, Registration Statement on Form S-6 has been signed by the following persons in the capacities and on the dates indicated.


                        SIGNATURE                                                  TITLE                                  DATE
------------------------------------------------------------------------------------------------------------------  ----------------
                            *
       -------------------------------------------       Chairman of the Board and Director (Principal Executive      May 13, 1999
                   Drayton Nabers, Jr.                    Officer)

                    /s/ JOHN D. JOHNS
       -------------------------------------------       President and Director (Principal Financial Officer)         May 13, 1999
                      John D. Johns

                   /S/ JERRY W. DEFOOR
       -------------------------------------------       Vice President, Controller and Chief Accounting Officer      May 13, 1999
                     Jerry W. DeFoor                      (Principal Accounting Officer)

                            *
       -------------------------------------------                               Director                             May 13, 1999
                    R. Stephen Briggs

                            *
       -------------------------------------------                               Director                             May 13, 1999
                    Jim E. Massengale

                            *
       -------------------------------------------                               Director                             May 13, 1999
                    A.S. Williams III

                        SIGNATURE                                                  TITLE                                  DATE
------------------------------------------------------------------------------------------------------------------  ----------------
                            *
       -------------------------------------------                               Director                             May 13, 1999
                    Danny L. Bentley

                            *
       -------------------------------------------                               Director                             May 13, 1999
                    Richard J. Bielen

                            *
       -------------------------------------------                               Director                             May 13, 1999
                      Carolyn King

                            *
       -------------------------------------------                               Director                             May 13, 1999
                     Deborah J. Long

                            *
       -------------------------------------------                               Director                             May 13, 1999
                    Steven A. Schultz

                            *
       -------------------------------------------                               Director                             May 13, 1999
                    Wayne E. Stuenkel

*By:          /s/ NANCY KANE
                   --------------------------------------
                       Nancy Kane
                    Attorney-in-Fact                                                                                  May 13, 1999

                                 EXHIBIT INDEX



 1.A.(5)(a) Form of Contract.
 2.  Opinion and Consent of Nancy Kane, Esq.
 8.  Consent of Sutherland Asbill & Brennan LLP
 9.  Consent of PricewaterhouseCoopers, L.L.P.
10.  Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) describing issue, transfer and redemption procedures.